Pier 1 imports®

2009 Annual Report

Annual Meeting of Shareholders
July 1, 2009

Pier 1 imports®

PIER 1 IMPORTS IS THE ORIGINAL GLOBAL IMPORTER OF UNIQUE HOME FURNISHINGS.

Our one-of-a-kind merchandise reflects the diverse cultures of the dozens of countries our buyers explore. With broad assortments, we have something for everyone - useful things, decorative things and the purely whimsical.

Our stores are unmistakable. Fragrant candles, the exotic scent of wicker, the colors and patterns of dinnerware, textured carvings and woven textiles all combine to create an eclectic treat for the senses.

Our image is quirky. From our iconic logo to our signature red tile floors, we offer a unique shopping experience. We display our wares so that each trip is a treasure hunt where customers can find long-time favorites as well as something new. It's the thrill of the bazaar. The expected and the unexpected.

Our associates bring our brand to life. We value their creativity, talent and dedication.

In short, there is only one authentic global importer - the ever-original Pier 1 Imports.

FELLOW SHAREHOLDERS:

Returning our well-loved company to profitability and restoring shareholder value is what we think about all day every day. This recession has made it tougher, but our confidence in our ability and resolve to get the job done has not wavered. If anything, it has made us more determined. We know that every aspect of our business is in better shape than it was two years ago and that the improvements we have made, and continue to make, will allow us to come out of this recession strong.

It is frustrating for all of us that in this retail climate, our turnaround will take longer than we previously expected, but the foundation on which our turnaround is built remains the same. We have clear strategies which speak to great merchandise, great stores, and a lean and efficient infrastructure. These strategies are encapsulated in our business priorities. Staying focused on these priorities has allowed us to accomplish many things despite the recession and we would like to share some of these successes with you.

Merchandise is where it all starts and therefore our number one priority is to develop a best-in-class buying organization that has a clear understanding of Pier 1 Imports' brand positioning and what excites our customers. Our buyers' job is to travel, source, buy, develop, test, and ultimately create compelling merchandise assortments that exceed our customers' expectations. To do this, we needed a bigger team. By September 2007 we had added an additional 11 buyers to the team, bringing our total number to 22. Enlarging our team has created smaller spans of control with greater specialization, and allowed our buying team more time to source and develop new products. Over the past two years, our team of buyers has begun to reconnect with our customers, as evidenced by the increases in conversion rate that we have been experiencing over the past year and a half. They have re-captured the brand essence of Pier 1 Imports and we are pleased with the ongoing improvements to our merchandise. As each season goes by, the accuracy of our buying is improving.

During fiscal 2008 and 2009, we brought back old favorites, created new favorites, and tested new categories and departments. We have focused on rebuilding the "treasure hunt" that our customers enjoy. Fortunately for us, before the decline in the economy took hold, we had already moved away from our over-reliance on large, high-ticket furniture pieces and began to develop stronger assortments of more affordable furniture and strengthened considerably our non-furniture assortments. You can now find in our store, jewelry, girls' gifts, stationary, epicurean offerings, and kitchen gadgets. Although this shift in our merchandise assortment decreased our average ticket, it helped to lessen the impact that the economic crisis had on our business by driving increases in units per transaction and conversion rate.

Our second business priority is to support the buying team with an equally best-in-class planning and allocation department. The planning and allocations team ensures that everything from assortment planning to store allocation is carefully and thoughtfully planned and executed. We have made improvements to the timing of our purchases to better align with our selling periods. We have made technological advances in our allocations system that allows greater flexibility in allocating SKUs and setting parameters by SKU at the store level.

Our efforts to date have enabled us to make significant reductions in the inventory in our distribution centers—decreasing our inventory by $95 million this year without compromising our customers' in-store experience. Further, this reduction allowed us to vacate outside warehouse space of 350,000 square feet in fiscal 2009, and to close our Chicago distribution center in the first quarter of fiscal 2010.

The third business priority is to tighten up the supply chain from vendors to our stores to reduce both costs and lead times. We have made changes to consolidation, renegotiated ocean freight contracts and improved vendor compliance. To improve our supply chain domestically, we established a West Coast transload facility that both reduced cost and improved domestic transit times. In our distribution centers, we reduced labor costs by implementing a labor package on engineered standards that increased productivity. Additionally we reduced management layers, which reduced fixed labor costs. To further these efforts, we developed a store delivery schedule matrix that allows us to flex from two deliveries each week back to one delivery based on changes in sales volume. The supply chain changes that we have made both internationally and domestically helped us to offset the high fuel prices and inflationary pressures experienced in 2008 and to position us to improve merchandise margins in fiscal 2010.

We are extremely cost conscious, and so our fourth business priority is to make the business more lean and efficient in every way. In fiscal 2008, we refocused the organization on the success of our Pier 1 Imports stores. This meant exiting all non-core businesses. We eliminated the e-commerce business, the catalog business, and the clearance stores and closed the Pier 1 Kids concept. We are now totally focused on our core business—the Pier 1 Imports retail stores.

We have taken significant costs out of the business, reducing overall SG&A by approximately $190 million from fiscal 2007. The permanent savings resulted from decreases in marketing spend, payroll, and other general administrative costs. We have significantly reduced our IT costs and at the same time leveraged technology to increase the efficiency and effectiveness of our business without compromising customer service and quality. In fiscal 2010 we will be able to reduce costs even more through continued technological and process improvements without increasing the size of our IT footprint.

The fifth business priority is to develop real estate strategies that protect both the short- and long-term future of our Company. We are the only home specialty global importer with a nationwide network of stores. We believe this is a competitive advantage and will maintain it. However, we had a few more stores than needed to give us good coverage. In February 2007, the Company had over 1,200 stores in its North American chain. Since that time, we have closed 119 locations and opened only five. We judiciously review opportunities to improve the efficiency of our store network through economic terminations, natural expirations and renewal options. Since the economy weakened, we have taken the opportunity to negotiate with our landlords to achieve rental reductions which would improve profitability. We are pleased with the support we have received from our landlord community and have agreed to roughly $7 million in rental savings for the upcoming fiscal year. We will continue working with our landlords through fiscal 2010 and expect to achieve additional savings.

We concluded in the summer of 2007 that we should sell our headquarters building. In June 2008, we completed the sale to Chesapeake Energy Corporation for approximately $100 million. This sale had a positive impact on both our balance sheet and liquidity. We now lease approximately half of the building on a seven year lease.

Our sixth business priority is to ensure that our marketing creates a balance between bringing customers to our stores in the short term and building our brand for the long term. Initially, we reduced our marketing spend by eliminating marketing efforts that were not providing a return on our investment, and concentrated our efforts on our most loyal customers. As we began to rebuild the brand message, we tested different media and identified multiple channels that work well for us.

We have also enhanced our point-of-sale technology to include customer data capture that provides information about our customers that can be used to assess the reach of our marketing efforts and to more effectively target future marketing campaigns. The revitalization of our website, pier1.com, resulted in a detailed pre-shopping resource that provides potential customers with everything from furniture dimensions to copies of recent retail mailers to aid in their decision making process. Overall, we saved $58 million dollars in marketing costs from fiscal 2007 levels. We believe that a marketing budget of about $60 million is the right level.

Our seventh business priority is to give our customers a rewarding and satisfying shopping experience. All great shopping experiences begin and end with customer service. We strive to ensure that every store associate has the selling skills and tools required to give our customers great service. We have removed barriers that might otherwise reduce productivity and customer interaction. Our commitment to providing the best experience in retail brings our brand to life and gives our customers a reason to return to Pier 1 Imports. We are getting encouraging results and are achieving higher conversion rates than before.

You may have noticed that we have redesigned our store layout by defining merchandise departments and improving our in-store signage, which makes it easier for our customer to experience our unique merchandise assortment. We continue to improve our visual merchandising efforts to create the feel of a "trading bazaar" that one might find in the countries of origin for our merchandise. We make frequent changes to the front of our stores to highlight new merchandise and to ensure our stores are relevant and in line with the customer's mindset.

The final business priority for our company is to develop a strong performance culture. We know that the execution of our business priorities is dependent upon our ability to attract, motivate, and retain quality associates in a very competitive environment. In 2008, we established a set of values that support our business priorities and define behaviors that are expected of our associates. To reinforce these behaviors and to align their efforts with overall company goals, we developed incentive programs that reward our associates, in both the long and short term. These rewards are performance based and are dependent on individual performance in effective area management, teamwork and expense control, in addition to the company's overall performance. This ensures that every member of the management team understands how their individual efforts contribute to the successful execution of our eight business priorities, and ultimately to our return to profitability. Our overall performance management program is designed to retain talented individuals and to develop them into the future leaders of our company.

Our efforts in executing each of these business priorities should have paved the way for fiscal 2009 to be the year that we broke even. Unfortunately, the dramatic change in the United States economy as a result of the troubled financial markets in September 2008 had a significant impact on our business as consumers grew fearful and cut discretionary spending. We experienced double-digit declines in traffic from the middle of September until December 2008. The drop in traffic was so significant that the modest gains seen in conversion rates were unable to offset the drop in traffic and the decline in average ticket, and as a result, both our comparable store sales and our operating profit declined compared to last year.

The challenging economic environment might have had a more catastrophic impact had we not improved our balance sheet and liquidity position. The liquidity generated from the sale of our corporate headquarters as well as the reduction of our investment in inventory provided us the wherewithal to withstand the unanticipated sales declines experienced in the third and fourth quarters. Subsequent to the end of fiscal 2009, one of our foreign subsidiaries purchased $79 million dollars of our unsecured convertible notes. The purchase was made at a significant discount using only $27 million of cash to reduce our consolidated outstanding debt by $79 million. The opportunity to execute the repurchase of the convertible notes significantly strengthened our financial position. In our proxy statement that is included with this letter, we are asking for your approval on three proposed amendments to our certificate of incorporation that will provide our Board continued flexibility in guiding our company and protecting our shareholders' interests.

Our company has transformed over the last two years. Without the clear strategies that resulted in the improvements to our merchandise and stores and the significant reductions in our costs; and without having had the ability to take the steps we took to improve liquidity and strengthen our balance sheet, this recession could well have affected our company more dramatically than it has. Rest assured, our Board, our management team, and our associates continue to work diligently every day to ensure the success of our company.

As we look down the road on our journey, it is difficult to predict what the economy holds in store for fiscal 2010. Clarity on our mission and our strategy has served us well and we remain committed to our course of action in executing our eight business priorities. We firmly believe that some things are worth fighting for and a successful Pier 1 Imports is one of them. We know, with the continued support of our suppliers, vendors, customers, and our talented and enthusiastic associates across the entire organization, that together we will restore shareholder value and will return the luster to our well-loved company.

Alexander W. Smith
President and Chief Executive Officer

Tom M. Thomas
Chairman, Board of Directors

Form 10-K

Form 10-K

Pier 1 imports®

2009 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 28, 2009.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-07832

PIER 1 IMPORTS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**75-1729843** (I.R.S. Employer Identification No.)
100 Pier 1 Place **Fort Worth, Texas** (Address of principal executive offices)	**76102** (Zip Code)

Company's telephone number, including area code: **(817) 252-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of August 29, 2008, the approximate aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $391,319,000 based on the closing sales price on that day of $4.42 as reported by the New York Stock Exchange.

As of April 29, 2009, 90,546,034 shares of the registrant's common stock, $1.00 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated herein by reference:

1) Registrant's Proxy Statement for the 2009 Annual Meeting in Part III hereof.

PIER 1 IMPORTS, INC.

FORM 10-K ANNUAL REPORT
Fiscal Year Ended February 28, 2009

TABLE OF CONTENTS

PART I

Item 1. Business.

(a) General Development of Business.

Pier 1 Imports, Inc. was incorporated as a Delaware corporation in 1986. Throughout this report, references to the "Company" include Pier 1 Imports, Inc. and its consolidated subsidiaries. References to "Pier 1 Imports" relate to the Company's retail locations operating under the name Pier 1 Imports®. References to "Pier 1 Kids" relate to the Company's retail locations that operated under the name Pier 1 Kids®.

On March 20, 2006, the Company announced the sale of its subsidiary based in the United Kingdom, The Pier Retail Group Limited ("The Pier"). The Pier has been included in discontinued operations in the Company's financial statements for fiscal 2007 and prior years. All discussions in this report relate to continuing operations, unless stated otherwise.

In fiscal 2009, the Company closed 26 stores and opened one new Pier 1 Imports store, a relocation of an existing store in Flushing, New York. During the fourth quarter of fiscal 2009, the Company began negotiating with landlords to achieve rental reductions across its store portfolio. Unsuccessful rental reduction negotiations may lead to the execution of early termination agreements for underperforming store locations. The Company expects these negotiations to be on-going throughout the upcoming fiscal year.

As of the end of fiscal 2009, the Company maintained regional distribution center facilities in or near Baltimore, Maryland; Chicago, Illinois; Columbus, Ohio; Fort Worth, Texas; Ontario, California; Savannah, Georgia; and Tacoma, Washington. The Company plans to cease operations at its Company-owned 514,000 square foot distribution center near Chicago, Illinois, by the end of the first quarter of fiscal 2010.

The Company has an arrangement to supply Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns") with merchandise to be sold primarily in a "store within a store" format in certain stores operated by Grupo Sanborns' subsidiaries, Sears Roebuck de Mexico, S.A. de C.V. ("Sears Mexico") and Dorian's Tijuana, S.A. de C.V. ("Dorian's"). The agreement with Grupo Sanborns will expire January 1, 2012. The agreement is structured in a manner which substantially insulates the Company from currency fluctuations in the value of the Mexican peso. In fiscal 2009, Grupo Sanborns opened three new "store within a store" locations and one free-standing location offering Pier 1 Imports merchandise. As of February 28, 2009, Pier 1 Imports merchandise was offered in 34 Sears Mexico stores and one Dorian's store. Grupo Sanborns has no plans for new "store within a store" or "free-standing" locations in Mexico during fiscal 2010. Since Sears Mexico operates these locations, the Company has no employee or real estate obligations in Mexico.

The Company has a product distribution agreement with Sears Roebuck de Puerto Rico, Inc. ("Sears Puerto Rico"), which allows Sears Puerto Rico to market and sell Pier 1 Imports merchandise in a "store within a store" format in certain Sears Puerto Rico stores. The Company has no employee or real estate obligations in Puerto Rico because Sears Puerto Rico operates these locations. As of February 28, 2009, Pier 1 Imports merchandise was offered in seven Sears Puerto Rico stores. Sears Puerto Rico has no plans for new "store within a store" locations in Puerto Rico during fiscal 2010.

During fiscal 2007, the Company sold its credit card operations, which included its credit card bank located in Omaha, Nebraska, that operated under the name Pier 1 National Bank, N.A. (the "Bank") to Chase Bank USA, N.A. ("Chase"). The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts and the common stock of the Bank. The Company and Chase have entered into a long-term program agreement. Under this agreement, the Company continues to support the card through marketing programs and receives payments over the life of the agreement for transaction level incentives, marketing support and other program terms.

In August 2007, the Company discontinued its e-commerce business. The Company continues to use its web site, *www.pier1.com*, for marketing and product information, plus investor relations purposes.

(b) Financial Information about Industry Segments.

In fiscal 2009, the Company conducted business as one operating segment consisting of the retail sale of decorative home furnishings, gifts and related items.

Financial information with respect to the Company's business is found in the Company's Consolidated Financial Statements, which are set forth in Item 8 herein.

(c) Narrative Description of Business.

The specialty retail operations of the Company consist of retail stores operating under the name "Pier 1 Imports", selling a wide variety of furniture, decorative home furnishings, dining and kitchen goods, epicurean products, bath and bedding accessories, candles and other specialty items for the home.

On February 28, 2009, the Company operated 1,011 Pier 1 Imports stores in the United States and 81 Pier 1 Imports stores in Canada. During fiscal 2009, the Company supplied merchandise and licensed the Pier 1 Imports name to Grupo Sanborns and Sears Puerto Rico, which sold Pier 1 Imports merchandise primarily in a "store within a store" format in 34 Sears Mexico stores, one Dorian's store and in seven Sears Puerto Rico stores. Pier 1 Imports stores in the United States and Canada average approximately 9,900 gross square feet, which includes an average of approximately 7,900 square feet of retail selling space. The stores consist of freestanding units located near shopping centers or malls and in-line positions in major shopping centers. Pier 1 Imports operates in all major U.S. metropolitan areas and many of the primary smaller markets. Pier 1 Imports stores generally have their highest sales volumes during November and December as a result of the holiday selling season. In fiscal 2009, net sales of the Company totaled $1.3 billion.

Pier 1 Imports offers a unique selection of merchandise consisting of more than 4,000 items imported from over 50 countries around the world. While the broad categories of Pier 1 Imports' merchandise remain fairly constant, individual items within these merchandise categories change frequently in order to meet the changing demands and preferences of customers. The principal categories of merchandise include the following:

DECORATIVE ACCESSORIES—This merchandise group constitutes the broadest category of merchandise in Pier 1 Imports' sales mix and contributed approximately 60% to Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2009, 59% in fiscal year 2008 and 57% in fiscal year 2007. These items are imported primarily from Asian and European countries, as well as some domestic sources. This category includes decorative wood accessories, lamps, vases, dried and artificial flowers, baskets, ceramics, dinnerware, bath and fragrance products, candles, bedding, epicurean products, and seasonal and gift items.

FURNITURE—This merchandise group consists of furniture and furniture cushions to be used in living, dining, office, kitchen and bedroom areas, sunrooms, and on patios. Also included in this group are wall decorations and mirrors. This product group constituted approximately 40% of Pier 1 Imports' total U.S. and Canadian retail sales in fiscal year 2009, 41% in fiscal year 2008 and 43% in fiscal year 2007. These goods are imported from a variety of countries such as Vietnam, Malaysia, Brazil, Thailand, China, the Philippines, India and Indonesia, and are also obtained from domestic sources. This merchandise is made of metal or handcrafted natural materials, including rattan, pine, beech, rubberwood and selected hardwoods with either natural, stained, painted or upholstered finishes.

Pier 1 Imports merchandise largely consists of items that feature a significant degree of handcraftsmanship and are mostly imported directly from foreign suppliers. For the most part, the imported merchandise is handcrafted in cottage industries and small factories. Pier 1 Imports has enjoyed long-standing relationships with many vendors and agents and is not dependent on any particular supplier. The Company believes alternative sources of merchandise could be procured over a relatively short period of time, if necessary. In selecting the source of merchandise, Pier 1 Imports considers quality, dependability of delivery, and cost. During fiscal 2009, Pier 1 Imports sold merchandise imported from over 50 different countries with over 40% of its sales derived from merchandise produced in China. The remainder of its merchandise is sourced from India, Indonesia and other countries around the world.

Imported merchandise and a portion of domestic purchases are delivered to the Company's distribution centers, unpacked and made available for shipment to the various stores in each distribution center's region.

The Company, through one of its wholly owned subsidiaries, owns a number of federally registered trademarks and service marks under which Pier 1 Imports stores do business. Additionally, certain subsidiaries of the Company have registered and have applications pending for the registration of certain other Pier 1 Imports trademarks and service marks in the United States and in numerous foreign countries. The Company believes that its marks have significant value and are important in its marketing efforts. The Company maintains a policy of pursuing registration of its marks and opposing any infringement of its marks.

The Company operates in the highly competitive specialty retail business and competes primarily with specialty sections of large department stores, furniture and decorative home furnishings retailers, small specialty stores, and mass merchandising discounters.

The Company allows customers to return merchandise within a reasonable time after the date of purchase without limitation as to reason. Most returns occur within 30 days of the date of purchase. The Company monitors the level of returns and maintains a reserve for future returns based on historical experience and other known factors.

On February 28, 2009, the Company employed approximately 16,700 associates in the United States and Canada, of which approximately 3,500 were full-time employees and 13,200 were part-time employees.

(d) Financial Information about Geographic Areas.

Information required by this Item is found in *Note 1 of the Notes to the Consolidated Financial Statements*.

(e) Available Information.

The Company makes available free of charge through its Internet web site address (*www.pier1.com*) its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Certain statements contained in Item 1, Item 1A, Item 7, Item 7A, Item 8 and elsewhere in this report may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The Company may also make forward-looking statements in other reports filed with the SEC and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings and closings, financing of Company obligations from operations, success of its marketing, merchandising and store operations strategies, and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions or natural disasters, volatility of fuel and utility costs, the on-going recession and related financial crisis and the actions taken by the United States and other countries to stimulate the economy or to prevent the worsening of the financial crisis, the general strength of the economy and levels of consumer spending, consumer confidence, the availability of suitable sites for locating stores and distribution centers, the availability of a qualified labor force and management, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas, and the ability of the Company to source, ship and deliver items of acceptable quality to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this report which may also affect Company operations and performance. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

Executive Officers of the Company

ALEXANDER W. SMITH, age 56, has been a director of Pier 1 Imports, has served as President and Chief Executive Officer and has been a member of Pier 1 Imports' Executive Committee since February 19, 2007. From March 2004 to February 18, 2007, Mr. Smith served as the Senior Executive Vice President, Group President of The TJX Companies, Inc. From 2001 to March 2004, Mr. Smith served as Executive Vice President, Group Executive, International of The TJX Companies, Inc.

CHARLES H. TURNER, age 52, has served as Executive Vice President of the Company since April 2002 and has served as Chief Financial Officer of the Company since August 1999. He served as Senior Vice President of Finance of the Company from August 1999 to April 2002. He served as Senior Vice President of Stores of the Company from August 1994 to August 1999, and served as Controller and Principal Accounting Officer of the Company from January 1992 to August 1994.

GREGORY S. HUMENESKY, age 57, has served as Executive Vice President of Human Resources of the Company since February 2005. Prior to joining the Company, he served as Senior Vice President of Human Resources at Zale Corporation from April 1996 to February 2005.

JAY R. JACOBS, age 54, served as Executive Vice President of Merchandising of the Company from April 2002 to March 2009. He served as Senior Vice President of Merchandising of the Company from May 1995 to April 2002. He served as Vice President of Divisional Merchandising of Pier 1 Imports (U.S.), Inc. from May 1993 to May 1995, and served as Director of Divisional Merchandising of Pier 1 Imports (U.S.), Inc. from July 1991 to May 1993. On March 4, 2009 Mr. Jacobs announced his retirement from the Company. As of that date he will no longer serve as Executive Vice President of Merchandising for the Company. He will, however, continue his employment through March 1, 2010 to ensure continuity throughout the transition of his duties.

SHARON M. LEITE, age 46, has served as Executive Vice President of Stores of the Company since September 2007. Prior to joining the Company, she served as Vice President of Store Operations at Bath & Body Works from April 2001 to August 2007.

MICHAEL A. CARTER, age 50, has served as Senior Vice President and General Counsel, Secretary of the Company since December 2005. He served as Vice President—Legal Affairs of Pier 1 Imports, (U.S.), Inc. from April 1999 to December 2005. He served as Corporate Counsel of Pier 1 Imports (U.S.), Inc. from March 1990 until April 1999. He served as Assistant Secretary of the Company from April 1991 until December 2005.

The officers of the Company are appointed by the Board of Directors, hold office until their successors are elected and qualified and/or until their earlier death, resignation or removal. None of the above executive officers has any family relationship with any other of such officers or with any director of the Company. None of such officers was selected pursuant to any arrangement or understanding between him and any other person.

Item 1A. Risk Factors.

The following information describes certain significant risks and uncertainties inherent in the Company's business that should be carefully considered, along with other information contained elsewhere in this report and in other filings, when making an investment decision with respect to the Company. If one or more of these risks actually occurs, the impact on the Company's operations, financial position, or liquidity could be material and the business could be harmed substantially. Additional risks and uncertainties not presently known to the Company or that it currently believes are immaterial may also adversely affect the Company's business, financial condition, future results of operations and cash flow. In addition to the risks discussed below, the Company is also subject to certain market risks as described in Item 7A to this report.

Strategic Risks and Strategy Execution Risks

The deterioration of the United States economy and its impact on consumer confidence and spending could continue for an unspecified period of time, and could further adversely impact the Company's results of operations.

The United States economy remains in a deep recession and is suffering from a near collapse of the credit and financial markets. The market value of domestic and foreign companies has declined significantly since August 2008, which has adversely affected the savings and investments of United States consumers. Consumer confidence and spending have deteriorated significantly as a result of this current market turmoil. The difficult economic situation faced in the United States and other countries may not end in the near future and consumer confidence and spending could remain depressed and possibly deteriorate even further. During times of economic uncertainty, consumers tend to sacrifice purchases of discretionary items, including the Company's merchandise, which could continue to adversely impact the Company's financial results and turnaround plan.

The success of the business is dependent on factors affecting consumer spending that are not controllable by the Company.

Consumer spending, including spending for the home and home-related furnishings, are further dependent upon factors besides general economic conditions and include, but are not limited to, levels of employment, disposable consumer income, prevailing interest rates, consumer debt, costs of fuel, inflation, recession and fears of recession, war and fears of war, inclement weather, tax rates and rate increases, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for the Company's products and therefore lower sales and negatively impact the business and its operating results.

The Company's turnaround strategy may cause a disruption in operations and may not be successful.

The Company began implementing a strategy during fiscal 2008 for returning the Company to profitability. The turnaround strategy may negatively impact the Company's operations, which could include disruptions from the realignment of operational functions within the home office and distribution centers, changes in the store administration reporting structure, and changes in the Company's product assortments or marketing strategies. These changes could adversely affect the Company's business operations and financial results. While the Company believes any disruptions would be short-term, it is unknown whether the impact would be material. In addition, if the Company's turnaround strategy is not successful, takes longer than initially projected, or is not executed effectively, the Company's business operations and financial results could be adversely affected.

The Company must be able to anticipate, identify and respond to changing trends and customer preferences for home furnishings.

The success of the Company's specialty retail business depends largely upon its ability to predict trends in home furnishings consistently and to provide merchandise that satisfies consumer demand in a timely manner. Consumer preferences often change and may not be reasonably predicted. A majority of the Company's merchandise is manufactured, purchased and imported from countries around the world and may be ordered well in advance of the applicable selling season. Extended lead times may make it difficult to respond rapidly to changes in consumer demand and as a result, the Company may be unable to react quickly and source needed merchandise. In addition, the Company's vendors may not have the ability to handle its increased demand for product. The seasonal nature of the business leads the Company to purchase and requires it to carry a significant amount of inventory prior to its peak selling season. As a result, the Company may be vulnerable to evolving home furnishing trends, changes in customer preferences, and pricing shifts, and may misjudge the timing and selection of merchandise purchases. The Company's failure to anticipate, predict and respond in a timely manner to changing home furnishing trends could lead to lower sales and additional discounts and markdowns in an effort to clear merchandise, which could have a negative impact on merchandise margins and in turn the results of operations.

Failure to control merchandise returns could negatively impact the business.

The Company has established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, the Company may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, merchandise quality issues, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds the Company's current provisions could negatively impact the business and operating results.

A disruption in the operation of the domestic portion of the Company's supply chain could impact its ability to deliver merchandise to its stores and customers, which could impact its sales and results of operations.

The Company maintains regional distribution centers in Maryland, Illinois, Ohio, Texas, California, Georgia and Washington. At these distribution centers, merchandise is received, allocated, and shipped to the Company's stores. Major catastrophic events such as fire or flooding, malfunction or disruption of the information systems, or shipping problems could result in distribution delays of merchandise to the Company's stores and customers. Such disruptions could have a negative impact on the Company's sales and results of operations.

Factors that may or may not be controllable by the Company may adversely affect the Company's financial performance.

Increases in the Company's expenses that are beyond the Company's control including items such as increases in fuel and transportation costs, higher interest rates, increases in losses from damaged merchandise, inflation, fluctuations in foreign currency rates, higher costs of labor, insurance and healthcare, increases in postage and media costs, higher tax rates and changes in laws and regulations, including accounting standards, may negatively impact the Company's operating results.

Failure to successfully manage and execute the Company's marketing initiatives could have a negative impact on the business.

The success and growth of the Company is partially dependent on generating customer traffic in order to gain sales momentum in its stores. Successful marketing efforts require the ability to reach customers through their desired mode of communication utilizing various media outlets. Media placement decisions are generally made months in advance of the scheduled release date. The Company's inability to accurately predict its consumers' preferences or to utilize the desired mode of communication may negatively impact the business and operating results.

Changes to estimates related to the Company's property and equipment, or operating results that are lower than its current estimates at certain store locations, may cause the Company to incur impairment charges on certain long-lived assets.

The Company makes certain estimates and projections with regards to individual store operations as well as overall Company performance in connection with its impairment analyses for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from the Company's estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, the Company's results of operations could be adversely affected.

Risks Related to Store Profitability

The Company's success depends, in part, on its ability to operate in desirable locations at reasonable rental rates and to close underperforming stores at or before the conclusion of their lease terms.

The profitability of the business is dependent on operating the current store base at a reasonable profit, opening and operating new stores at a reasonable profit, and identifying and closing underperforming stores. For a majority of the Company's current store base, a large portion of a stores' operating expense is the cost associated with leasing the location. Management actively monitors individual store performance and attempts to negotiate rent reductions to ensure stores can remain profitable or have the ability to rebound to a profitable state. Current locations may not continue to be desirable as demographics change, and the Company may choose to close an underperforming store before its lease expires and incur lease termination costs associated with that closing. The Company cannot give assurance that opening new stores or an increase in closings will result in greater profits.

Failure to attract and retain an effective management team or changes in the costs or availability of a suitable workforce to manage and support the Company's stores and distribution facilities could adversely affect the business.

The Company's success is dependent, in a large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within the Company, especially management, in the highly competitive retail environment may prove to be a challenge. The inability to recruit and retain such individuals could result in turnover in the home office, stores and the distribution facilities, which could have an adverse effect on the business. Management will continue to assess the Company's compensation and benefit structure in an effort to attract future qualified candidates or retain current experienced management team members.

Occasionally the Company experiences union organizing activities in its non-unionized distribution facilities. These types of activities may result in work slowdowns or stoppages and higher labor costs. Any increase in costs associated with labor organization at the distribution facilities could result in higher costs to distribute inventory and could negatively impact merchandise margins.

The Company operates in a highly competitive retail environment with companies offering similar merchandise, and if customers are lost to the Company's competitors, sales could decline.

The Company's retail locations operate in the highly competitive specialty retail business competing with specialty sections of large department stores, home furnishing stores, small specialty stores and mass merchandising discounters. Management believes that as it is competing for sales, it does so on the basis of pricing and quality of products, constantly changing merchandise assortment, visual presentation of its merchandise and customer service. The Company could also experience added short-term competition when other retailers are liquidating merchandise for various reasons. If the Company is unable to maintain a competitive position, it could experience negative pressure on retail prices and loss of customers, which in turn could result in reduced merchandise margins and operating results.

The Company's business is subject to seasonal variations, with a significant portion of its sales and earnings occurring during two months of the year.

Approximately 25% of the Company's sales generally occur during the November-December holiday selling season. Failure to predict consumer demand correctly during these months could result in lost sales or gross margin erosion if merchandise must be marked down significantly to clear inventory.

The Company's business may be harmed by adverse weather conditions and natural disasters.

Extreme or undesirable weather can affect customer traffic in retail stores as well as customer shopping behavior. Natural disasters such as earthquakes, weather phenomena, and events causing infrastructure failures could adversely affect any of the Company's retail locations, distribution centers, administrative facilities, ports, or locations of its suppliers domestically and in foreign countries.

Risks Associated with Dependence on Technology

The Company is heavily dependent on various kinds of technology in the operation of its business.

Failure of any critical software applications, technology infrastructure, telecommunications, data communications, or networks could have a material adverse effect on the Company's ability to manage the merchandise supply chain, sell merchandise, accomplish payment functions or report financial data. Although the Company maintains off-site data backups, a concentration of technology related risk does exist in certain locations.

The Company outsources certain business processes to third-party vendors that subject the Company to risks, including disruptions in business and increased costs.

Some business processes that are dependent on technology are outsourced to third parties. Such processes include gift card tracking and authorization, credit card authorization and processing, insurance claims processing, U.S. customs filings and reporting, certain payroll processing and tax filings, and record keeping for retirement plans. The Company makes a diligent effort to ensure that all providers of outsourced services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services could have an adverse effect on the Company's results of operations, financial condition, or ability to accomplish its financial and management reporting.

Failure to protect the integrity and security of individually identifiable data of the Company's customers and employees could expose the Company to litigation and damage the Company's reputation.

The Company receives and maintains certain personal information about its customers and employees. The use of this information by the Company is regulated at the international, federal and state levels, as well as by certain third party contracts. If the Company's security and information systems are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Company's reputation, as well as operations, results of operations and financial condition, and could result in litigation against the Company or the imposition of penalties. As privacy and information security laws and regulations change, the Company may incur additional costs to ensure it remains in compliance.

Regulatory Risks

The Company is subject to laws and regulatory requirements in many jurisdictions. Changes in these laws and requirements may result in additional costs to the Company, including the costs of compliance as well as potential penalties for non-compliance.

The Company operates in many local, state, and federal taxing jurisdictions, including foreign countries. In most of these jurisdictions, the Company is required to collect state and local sales taxes at the point of sale and remit them to the appropriate taxing authority. The Company is also subject to income taxes, excise taxes, franchise taxes, payroll taxes and other special taxes. The Company is also required to maintain various kinds of business and commercial licenses to operate its stores and other facilities. Rates of taxation are beyond the Company's control, and increases in such rates or taxation methods and rules could have a material impact on the Company's profitability. Failure to comply with laws concerning the collection and remittance of taxes and with licensing requirements could also subject the Company to financial penalties or business interruptions.

Local, state, and federal legislation also has a potential material effect on the Company's profitability or ability to operate its business. Compliance with certain legislation carries with it significant costs. The Company is subject to oversight by many governmental agencies in the course of operating its business because of its numerous locations, large number of employees, contact with consumers and importation and exportation of product. Complying with regulations may cause the Company to incur significant expenses, including the costs associated with periodic audits. Failure to comply may also cause additional costs in the form of penalties.

Risks Associated with International Trade

As a retailer of imported merchandise, the Company is subject to certain risks that typically do not affect retailers of domestically produced merchandise.

The Company may order merchandise well in advance of delivery and generally takes title to the merchandise at the time it is loaded for transport to designated U.S. destinations. Global political unrest, war, threats of war, terrorist acts or threats, especially threats to foreign and U.S. ports, could affect the Company's ability to import merchandise from certain countries. Fluctuations in foreign currency exchange rates and the relative value of the U.S. dollar, restrictions on the convertibility of the dollar and other currencies, duties, taxes and other charges on imports, dock strikes, import quota systems and other restrictions sometimes placed on foreign trade can affect the price, delivery and availability of imported merchandise as well as exports to the Company's stores in other countries. The inability to import merchandise from China and other countries, unavailability of adequate shipping capacity at reasonable rates, or the imposition of significant tariffs could have a material adverse effect on the results of operations of the Company. Freight costs contribute a substantial amount to the cost of imported merchandise. Monitoring of foreign vendors' compliance with U.S. laws and Company standards, including quality and safety standards, is more difficult than monitoring of domestic vendors.

The United States government has the authority to enforce trade agreements, resolve trade disputes, and open foreign markets to U.S. goods and services. The United States government may also impose trade sanctions on foreign countries that are deemed to violate trade agreements or maintain laws or practices that are unjustifiable and restrict U.S. commerce. In these situations, the United States government may increase duties on imports into the United States from one or more foreign countries. In this event, the Company could be adversely affected by the imposition of trade sanctions.

In addition, the United States maintains in effect a variety of additional international trade laws under which the Company's ability to import may be affected from time to time, including, but not limited to, the antidumping law, the countervailing duty law, the safeguards law, and laws designed to protect intellectual property rights. Although the Company may not be directly involved in a particular trade dispute under any of these laws, its ability to import, or the terms and conditions under which it can continue to import, may be affected by the outcome of such disputes.

In particular, because the Company imports merchandise from countries around the world, the Company may be affected from time to time by antidumping petitions filed with the United States Commerce Department and International Trade Commission by U.S. producers of competing products alleging that foreign manufacturers are selling their own products at prices in the United States that are less than the prices that they charge in their home country market or in third country markets or at less than their cost of production. Such petitions, if successful, could significantly increase the United States import duties on those products. In that event, the Company might possibly decide to pay the increased duties, thereby possibly increasing the Company's price to consumers. Alternatively, the Company might decide to source the product or a similar product from a different country not subject to increased duties or else discontinue the importation and sale of the product.

In recent years, dispute resolution processes have been utilized to resolve disputes regarding market access between the European Union, China, the United States and other countries. In some instances, these trade disputes can lead to threats by countries of sanctions against each other, which can include import prohibitions and increased duty rates on imported items. The Company considers any agreement that reduces tariff and non-tariff barriers in international trade to be beneficial to its business. Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of merchandise purchased from sanctioned countries. In that case, the Company may be required to seek similar merchandise from other countries.

Risks Relating to Liquidity

The disruption in the global credit and equity markets could adversely impact the Company's ability to obtain financing on acceptable terms or could increase the cost of obtaining credit.

From fiscal 2006 through fiscal 2009, the Company has incurred net losses and had negative cash flows from operations. In the future, the Company may become dependent on the availability of adequate capital to fund its operations, carry out its turnaround strategy, or refinance existing indebtedness if necessary. Disruption in the global credit and equity markets and future disruptions in the financial markets could adversely affect the Company's ability to enter into new financing agreements, refinance the Company's current indebtedness if necessary, or obtain funding through the issuance of the Company's securities. A continued decline in economic conditions could also result in continued difficulties for financial institutions and other parties that the Company does business with, which could potentially affect the Company's ability to access financing under existing arrangements or to otherwise recover amounts as they become due under the Company's contractual agreements. The inability of the Company to obtain financing as needed, on acceptable terms in order to finance its operations may have a material adverse impact on the Company's business, financial condition and results of operations.

Insufficient cash flows from operations could result in the substantial utilization of the Company's secured credit facility, which may impose certain financial covenants.

The Company maintains a secured credit facility to enable it to issue merchandise and special purpose standby letters of credit as well as to occasionally fund working capital requirements. Borrowings under the credit facility are subject to a borrowing base calculation consisting of a percentage of certain eligible assets of the Company and is subject to advance rates and commercially reasonable reserves. Substantial utilization of the availability under the borrowing base will result in various restrictions on the Company including: restricted ability of the Company to repurchase its common stock or pay dividends, dominion over the Company's cash accounts, and compliance with a minimum fixed charge coverage ratio. The minimum fixed charge coverage ratio, assuming availability below the required minimum, would not have been met during fiscal 2009. *See Note 5 to the Notes to Consolidated Financial Statements for additional discussion regarding the Company's secured credit facility.* Significant decreases in cash flow from operations and investing could result in the Company's borrowing increased amounts under the credit facility to fund operational needs. Increases in utilization of letters of credit and/or increased cash borrowings could result in the Company being subject to these limitations.

Risks Relating to Common Stock

The Company must remain in compliance with the New York Stock Exchange's requirements for the continued listing of its common stock on the exchange.

The Company's common stock is traded on the New York Stock Exchange ("NYSE"). Continued listing on the NYSE is contingent upon the Company's ability to meet certain listing criteria including, among others, an average closing share price over a consecutive 30 trading-day period of at least $1.00. On May 4, 2009, the Company received notice from NYSE Regulation, Inc. ("NYSE Regulation") that the Company was in compliance with this requirement. Previously on December 15, 2008, the Company had received notice from NYSE Regulation that the Company was not in compliance with this requirement. The Company notified NYSE Regulation within the required ten business days that it intended to cure the deficiency and that its Board of Directors had met and was considering all strategic measures to cure the non-compliance with the listing standard.

Another criteria for continued listing on the NYSE is an average global market capitalization over a consecutive 30 trading-day period of at least $25 million. The NYSE will promptly initiate suspension and delisting procedures with respect to a company if it is not in compliance with this standard. As of May 1, 2009, the Company's average global market capitalization over a consecutive 30 trading-day period was greater than $25 million.

On February 26, 2009, the Company received notice from the NYSE that it had suspended its $1.00 minimum price requirement on a temporary basis, initially through June 30, 2009. On January 23, 2009, the NYSE temporarily changed to $15 million from $25 million the consecutive 30 trading-day average global market capitalization required of listed issues. On February 26, 2009, this temporary change was extended by the NYSE until June 30, 2009.

Failure to maintain the NYSE listing could negatively impact the Company by reducing the number of investors willing to hold or acquire the Company's stock, which could limit the ability to raise capital by issuing additional shares in the future. It could also negatively impact the perception of the Company's financial situation which may cause some vendors, creditors and other business partners to impose less favorable terms on the Company or cease to conduct business with the Company. In addition, the perceived value of equity incentive awards granted to employees could deteriorate significantly, thereby negating the goal of retaining key employees with equity incentive awards.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company is headquartered in Fort Worth, Texas. In August 2004, the Company completed construction of a corporate headquarters facility, which contains approximately 460,000 square feet of office space. On June 9, 2008, the Company sold its headquarters building and accompanying land. As part of the transaction, the Company entered into a lease agreement to rent approximately 250,000 square feet of office space in the building for a primary term of seven years beginning on the closing date, with one three-year renewal option, and a right to terminate the lease at the end of the fifth lease year.

The Company leases the majority of its retail stores, its warehouses and regional space. At February 28, 2009, the present value of the Company's minimum future operating lease commitments discounted at 10% totaled approximately $736.4 million. The following table sets forth the distribution of Pier 1 Imports' U.S. and Canadian stores by state and province as of February 28, 2009:

United States					
Alabama	15	Louisiana	15	Ohio	31
Alaska	1	Maine	1	Oklahoma	9
Arizona	25	Maryland	24	Oregon	14
Arkansas	8	Massachusetts	24	Pennsylvania	39
California	114	Michigan	33	Rhode Island	3
Colorado	19	Minnesota	20	South Carolina	17
Connecticut	21	Mississippi	6	South Dakota	2
Delaware	4	Missouri	18	Tennessee	18
Florida	78	Montana	6	Texas	83
Georgia	30	Nebraska	3	Utah	9
Hawaii	4	Nevada	8	Virginia	35
Idaho	6	New Hampshire	6	Washington	28
Illinois	42	New Jersey	35	West Virginia	5
Indiana	18	New Mexico	5	Wisconsin	19
Iowa	8	New York	45	Wyoming	1
Kansas	8	North Carolina	34		
Kentucky	11	North Dakota	3		
Canada					
Alberta	11	New Brunswick	2	Ontario	34
British Columbia	14	Newfoundland	1	Quebec	14
Manitoba	2	Nova Scotia	1	Saskatchewan	2

The Company currently owns or leases distribution center space of approximately 4.5 million square feet. The Company also acquires temporary distribution center space from time to time through short-term leases. During fiscal 2009, the Company vacated approximately 350,000 square feet of leased distribution center space near Baltimore. The lease on this space expires in July 2009. In February 2009, the Company announced plans to vacate a Company-owned distribution center near Chicago,

Illinois during the first quarter of fiscal 2010. As of February 28, 2009, the Company owned or leased under operating leases the following warehouse properties in or near the following cities:

Location	Approx. Sq. Ft.	Owned/Leased Facility
Baltimore, Maryland	981,000 sq. ft.	Leased
Chicago, Illinois	514,000 sq. ft.	Owned
Columbus, Ohio	527,000 sq. ft.	Leased
Fort Worth, Texas	460,000 sq. ft.	Owned
Ontario, California	747,000 sq. ft.	Leased
Savannah, Georgia	784,000 sq. ft.	Leased
Tacoma, Washington	451,000 sq. ft.	Leased

Item 3. Legal Proceedings.

The Company is a party to various legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of the Company's security holders during the fourth quarter of the Company's 2009 fiscal year.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Prices of Common Stock

The following table shows the high and low closing sale prices of the Company's common stock on the New York Stock Exchange (the "NYSE"), as reported in the consolidated transaction reporting system for each quarter of fiscal 2009 and 2008.

	Market Price	
Fiscal 2009	**High**	**Low**
First quarter	$8.18	$4.91
Second quarter	7.10	3.14
Third quarter	4.75	0.38
Fourth quarter	0.69	0.21
Fiscal 2008	**High**	**Low**
First quarter	$8.00	$6.48
Second quarter	8.93	5.84
Third quarter	6.52	3.67
Fourth quarter	6.93	3.28

Number of Holders of Record

The Company's common stock is traded on the NYSE. As of April 30, 2009, there were approximately 10,000 shareholders of record of the Company's common stock. Please see Item 1A for discussion regarding the risks surrounding the Company's common stock.

Dividends

In fiscal 2007, the Company announced that its Board of Directors discontinued the Company's quarterly cash dividend. The Company believed that discontinuing the cash dividend would provide financial flexibility as it executed its turnaround strategy. The Company did not pay any cash dividends in fiscal years 2009 or 2008 and does not currently anticipate paying cash dividends in fiscal 2010. The Company's dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors.

As of February 28, 2009, the Company was restricted under its secured credit facility from paying certain dividends. Dividend payments are not restricted by the Company's secured credit facility unless the availability under the Company's credit facility over a specified period of time is projected to be less than $97.5 million. *See Note 5 to the Notes to Consolidated Financial Statements for further discussion of the Company's secured credit facility.*

Performance Graph

The following graph compares the five-year cumulative total shareholder return for the Company's common stock against the Standard & Poor's 500 Stock Index and the Standard & Poor's Retail Stores Composite Index. The annual changes for the five-year period shown on the graph are based on the assumption, as required by the SEC's rules, that $100 had been invested in the Company's stock and in each index on February 28, 2004, and that all quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on February 28, 2009.

PIER 1 IMPORTS, INC. STOCK PERFORMANCE GRAPH


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150
100
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2/28/2004
2/26/2005
2/25/2006
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Pier 1 Imports, Inc.
S&P 500 Stock Index
S&P Retail Stores Composite Index

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of common stock of the Company made during the three months ended February 28, 2009, by Pier 1 Imports, Inc. or any "affiliated purchaser" of Pier 1 Imports, Inc. as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Item 6. Selected Financial Data.

FINANCIAL SUMMARY

	Year Ended				
	2009	**2008**	**2007[1]**	**2006**	**2005**
	($ in millions except per share amounts)				
SUMMARY OF OPERATIONS[2]:					
Net sales	$1,320.7	1,511.8	1,623.2	1,776.7	1,825.3
Gross profit[3]	$ 363.5	439.6	474.0	601.7	703.6
Selling, general and administrative expenses[4]	$ 453.5	487.9	649.0	588.3	549.6
Depreciation and amortization	$ 30.6	39.8	51.2	56.2	55.8
Operating income (loss)	$ (120.6)	(88.1)	(226.2)	(42.8)	98.2
Nonoperating (income) and expenses, net	$ 8.1	5.3	1.9	(0.9)	(0.9)
Income (loss) from continuing operations before income taxes	$ (128.6)	(93.4)	(228.1)	(41.9)	99.1
Income (loss) from continuing operations, net of tax	$ (129.3)	(96.0)	(227.2)	(27.5)	62.8
Income (loss) from discontinued operations, net of tax	$ —	—	(0.4)	(12.3)	(2.3)
Net income (loss)	$ (129.3)	(96.0)	(227.6)	(39.8)	60.5
PER SHARE AMOUNTS:					
Basic earnings (loss) from continuing operations	$ (1.45)	(1.09)	(2.59)	(.32)	.72
Diluted earnings (loss) from continuing operations	$ (1.45)	(1.09)	(2.59)	(.32)	.71
Basic earnings (loss) from discontinued operations	$ —	—	(.01)	(.14)	(.03)
Diluted earnings (loss) from discontinued operations	$ —	—	(.01)	(.14)	(.03)
Basic earnings (loss)	$ (1.45)	(1.09)	(2.60)	(.46)	.69
Diluted earnings (loss)	$ (1.45)	(1.09)	(2.60)	(.46)	.68
Cash dividends declared	$ —	—	.20	.40	.40
Shareholders' equity	$ 1.62	3.04	4.13	6.81	7.63
OTHER FINANCIAL DATA:					
Working capital	$ 299.9	307.3	349.4	486.1	387.4
Current ratio	2.3	2.1	2.2	2.7	2.3
Total assets	$ 655.5	821.9	916.5	1,169.9	1,075.7
Long-term debt[5]	$ 184.0	184.0	184.0	184.0	19.0
Shareholders' equity	$ 144.3	267.7	361.1	590.0	664.4
Weighted average diluted shares outstanding (millions)	88.9	88.1	87.4	86.6	88.8
Effective tax rate (%)[6]	(0.5)	(2.8)	0.4	34.5	36.7

(1) Fiscal 2007 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) Amounts are from continuing operations unless otherwise specified.

(3) Gross profit for fiscal 2007 included a pre-tax charge of $32.5 million for inventory write-down related to a strategic decision made in the fourth quarter to liquidate certain inventory by the end of the first quarter of fiscal 2008.

(4) The decrease in selling, general and adminstrative expense for fiscal years 2009 and 2008 relate primarily to initiatives to reduce costs Company-wide. See detailed description of these expenses in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Selling, general and administrative expense in fiscal 2007 included a pre-tax charge of $32.3 million related to impairment charges on long-lived store level assets.

(5) Subsequent to year end, the Company's consolidated long-term debt was reduced to $105.1 million as a result of a repurchase of a portion of the Company's outstanding convertible debt. *See detailed discussion in Note 13 of the Notes to the Consolidated Financial Statements contained in Item 8 of this report.*

(6) In fiscal years 2009 and 2008, the Company recorded minimal state and foreign tax provisions and provided a valuation allowance on the deferred tax asset arising from the tax benefit of fiscal 2009 and 2008 losses. The decrease in the Company's effective tax rate for fiscal 2007 was the result of recording a valuation allowance on its deferred tax assets during the second quarter and only recording a tax benefit on the losses for the year that could be carried back.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT OVERVIEW

Introduction

Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is a global importer and is one of North America's largest specialty retailers of imported decorative home furnishings and gifts. The Company directly imports merchandise from over 50 countries, and sells a wide variety of decorative accessories, furniture collections, bed and bath products, candles, housewares and other seasonal assortments in its stores. The Company conducts business as one operating segment. The Company operates stores in the United States and Canada under the name "Pier 1 Imports" and, for a portion of fiscal 2008 and in prior years, "Pier 1 Kids." As of February 28, 2009, the Company operated 1,092 stores in the United States and Canada.

Since April 2007, the Company has been executing a turnaround strategy that is built on key business priorities. Over the first year, fiscal 2008, the Company was able to execute its strategy successfully, revitalizing its merchandise offering, significantly cutting costs, and ultimately reporting its first quarterly profit in two years in the fourth quarter of fiscal 2008. Management anticipated that the Company would continue to see improvements throughout fiscal 2009. As a result of the dramatic changes in the economic environment, fiscal year 2009 did not turn out the way the Company had anticipated.

During the second half of fiscal 2009, the U.S. economy significantly deteriorated as a result of the disruption in the credit and financial markets which created an environment of uncertainty for consumers. During this time of economic turmoil, consumers sacrificed purchases of discretionary items, including the Company's merchandise, which adversely affected the Company's sales and financial performance. Management believes that the current economic recession has delayed the Company's return to profitability and now expects that its turnaround plan will take approximately two years longer than originally anticipated.

For the year, comparable store sales declined 9.2%. The decline in sales was primarily the result of a reduction in traffic and average ticket, offset slightly by increases in conversion rate and units per transaction. Merchandise margins for the year improved slightly to 49.0% of sales. Improvements in the margin over last year were primarily the result of less aggressive liquidation of inventory as compared to fiscal 2008, especially when comparing the first quarter of each year. Despite the slowdown in the economy, the Company anticipates that it will be able to maintain or improve merchandise margins during fiscal 2010 as it began the year with significantly reduced and clean inventory. Changes in the Company's merchandise assortments have allowed the Company to maintain lower inventory levels without significantly jeopardizing sales.

One of the key components of the Company's turnaround plan was improving its merchandise offering. To accomplish this, the Company doubled the size of its buying staff during fiscal 2008. As these buyers became more familiar with the Pier 1 Imports customer and traveled to meet with the vast network of vendors and agents during fiscal 2009, the Company's merchandise offering improved, began to resonate with customers and once again reflected the quirky and unique style that is synonymous with the Company's brand. This was evident throughout the year as the conversion rate levels consistently improved. Management expects that it will continuously evolve and finesse the Company's merchandise offering and continue to test new products to ensure that the "treasure hunt" feel of its stores is maintained.

The Company believes that it can continue to reduce costs in the supply chain as a result of declining fuel costs and lower ocean freight rates. Additionally, costs in the supply chain will be reduced as the Company ceases operations in its Chicago distribution facility in the first quarter of fiscal 2010.

Another opportunity for the Company to reduce expenses is in its real estate costs. The Company closed 26 stores in fiscal 2009 and ended the year with 1,092 Pier 1 Imports stores in North America. An outside firm has been hired to assist the Company in negotiating with landlords to achieve reductions in rental rates across its store portfolio. In certain cases, if appropriate rental reductions cannot be reached, the Company may elect to close those locations. Currently, the Company expects to close no more than 80 locations in connection with these negotiation efforts.

Selling, general and administrative expenses in fiscal 2009 were lower in dollars than the prior year, primarily as a result of the significant cost savings efforts throughout the year. The Company also made significant changes to its marketing strategy during fiscal 2009. The timing of marketing expenditures was shifted in order to utilize more of the budget in the all important holiday selling period. Most notably, the Company resumed national television advertising on national cable networks during the holiday selling period. The Company will continue to seek out ways to efficiently use its marketing budget through multiple media outlets including television, the Internet, direct mail, and print media.

The Company ended the year with total cash of $155.8 million and net availability under its credit line of $84.9 million, for a total liquidity position of $240.7 million. During fiscal 2009, the Company was able to accomplish two feats in particular which strengthened its liquidity position. In June 2008, the Company sold its corporate headquarters to Chesapeake Energy Company for net proceeds of approximately $102.4 million. The sale had a positive impact on both the balance sheet and the income statement as the cost of leasing space was lower than the carrying costs of the building. In addition, the Company was able to preserve working capital through the significant reduction of its inventory. The Company reduced its inventory position from $411.7 million at the beginning of the year to $316.3 million by year end. The Company accomplished this by reacting quickly to the slowdown in sales, reducing purchases and clearing out excess inventory, especially in the distribution centers. The Company also made changes to its procurement process. The changes included buying inventory much closer to the needed in-store date, and buying smaller initial quantities. This reduction in inventory has the added benefit of allowing the reduction of distribution center space requirements.

Further improvements to the Company's balance sheet were accomplished subsequent to fiscal 2009 year end. On March 20, 2009, a foreign subsidiary of the Company entered into private agreements purchasing $78.9 million of the Company's outstanding 6.375% convertible senior notes due 2036. The notes were acquired at a purchase price of $27.4 million, including accrued interest. As a result of this transaction, the Company reduced its outstanding convertible debt to $86.1 million on a consolidated basis. The foreign subsidiary presently intends to hold the convertible notes until maturity. In connection with this transaction, the Company expects to recognize a gain of approximately $49.0 million during the first quarter of fiscal 2010.

While the recession has slowed the Company's turnaround speed and increased its timeline, the Company's overall strategy remains the same. Until management sees signs of an upturn, however, it will buy conservatively, manage inventories, and continue to make the Company's merchandise offering more compelling and improve the in-store experience. In addition, the Company will continue to focus on its ongoing mission to maximize its revenues, while continuing to seek out ways to reduce its cost base and preserve its liquidity.

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources relates to continuing operations, unless otherwise stated, and should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto which can be found in Item 8 of this report. Fiscal 2009 and fiscal 2008 were 52-week years while fiscal 2007 was a 53-week year.

Overview of Business

The Company's key financial and operational indicators used by management to evaluate the performance of the business include the following (trends for these indicators are explained in the comparative discussions of this section):

Key Performance Indicators	2009	2008	2007
Continuing operations:			
Total sales decline	(12.6)%	(6.9)%	(8.6)%
Comparable stores sales decline	(9.2)%	(1.7)%	(11.3)%
Sales per average retail square foot	$ 149	$ 164	$ 168
Merchandise margins as a % of sales	49.0%	48.5%	47.9%
Gross profit as a % of sales	27.5%	29.1%	29.2%
Selling, general and administrative expenses as a % of sales	34.3%	32.3%	40.0%
Operating loss from continuing operations as a % of sales	(9.1)%	(5.8)%	(13.9)%
Loss from continuing operations as a % of sales	(9.8)%	(6.4)%	(14.0)%
Inventory per retail square foot	$ 37	$ 47	$ 39
Total retail square footage (in thousands)	8,586	8,782	9,230
Total retail square footage growth (decline)	(2.2)%	(4.9)%	(1.9)%

Stores included in the comparable store sales calculation are those stores that were opened prior to the beginning of the preceding fiscal year and are still open. Also included are stores that were relocated during the year within a specified distance serving the same market, where there is not a significant change in store size and where there is not a significant overlap or gap in timing between the opening of the new store and the closing of the existing store. Stores that are expanded or renovated are excluded from the comparable store sales calculation during the period they are closed for such remodeling. When these stores re-open for business, they are included in the comparable store sales calculation in the first full month after the re-opening if there is no significant change in store size. If there is a significant change in store size, the store continues to be excluded from the calculation until it meets the Company's established definition of a comparable store. Comparable store sales in fiscal 2010 are anticipated to include all stores, however, stores closed during the year will be excluded after they are closed.

FISCAL YEARS ENDED FEBRUARY 28, 2009 AND MARCH 1, 2008

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2009, 2008 and 2007 were as follows (in thousands):

	2009	2008	2007
Stores	$1,308,331	$1,486,147	$1,590,854
Direct to consumer	—	8,366	18,943
Other(1)	12,346	17,319	13,419
Net sales	$1,320,677	$1,511,832	$1,623,216

(1) Other sales consisted primarily of wholesale sales and royalties received from franchise stores, Grupo Sanborns, S.A. de C.V., other third parties and gift card breakage.

Net sales during fiscal 2009 were $1,320.7 million, a decrease of $191.1 million or 12.6%, from $1,511.8 million for the prior fiscal year. The decrease in sales for the fiscal year was comprised of the following components (in thousands):

	2009
Stores opened during fiscal 2008	$ 1,231
Comparable stores	(129,901)
Closed stores and other[1]	(62,485)
Net decrease in sales	$(191,155)

(1) Includes a decrease in sales related to the absence of direct to consumer sales and sales to third parties.

The total sales decline for fiscal 2009 was attributable to current macro-environmental conditions which have caused a slowdown in consumer spending, a net decrease of 25 stores for the fiscal year and a comparable store sales decline of 9.2%. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations had an unfavorable impact of approximately 50 basis points on both net sales and comparable store calculations in fiscal 2009 compared to fiscal 2008.

During fiscal 2009, the Company opened one new store and closed 26 store locations. As of February 28, 2009, the Company operated 1,092 stores in the United States and Canada. The Company continues to evaluate every lease in its current real estate portfolio and will attempt to negotiate more favorable occupancy costs in an effort to lower overall costs of leased properties. The Company engaged a third-party real estate consulting firm to assist with these rent reduction efforts for existing leases. If rental reductions cannot be negotiated on stores that have negative operating results, the Company will attempt to negotiate a buyout or exercise any early termination rights and close these stores. As a result of its efforts thus far, the Company now estimates that it will close no more than 80 stores in fiscal 2010.

A summary reconciliation of the Company's stores open at the beginning of fiscal 2009, 2008 and 2007 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total
Open at February 25, 2006	1,143	83	1,226
Openings	32	2	34
Closings	(63)	(1)	(64)
Open at March 3, 2007	1,112	84	1,196
Openings	4	—	4
Closings	(82)	(1)	(83)
Open at March 1, 2008	1,034	83	1,117
Openings	1	—	1
Closings	(24)	(2)	(26)
Open at February 28, 2009[1]	1,011	81	1,092

(1) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc. which sell Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2009, there were 35 and seven locations in Mexico and Puerto Rico, respectively.

Gross Profit

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, was 27.5% in fiscal 2009 compared to 29.1% a year ago. Merchandise margins were 49.0% as a percentage of sales, an increase of 50 basis points over 48.5% in fiscal 2008. Improvements in merchandise margin over last year were primarily the result of less aggressive inventory liquidation activity that occurred during the first quarter of fiscal 2009 as compared to the first quarter of fiscal 2008. Store occupancy costs during fiscal 2009 were $284.1 million or 21.5% of sales, a decrease of $9.1 million and an increase of 210 basis points over store occupancy costs of $293.2 million or 19.4% of sales during fiscal 2008. The decrease of $9.1 million was primarily due to store closures, while the increase as a percentage of sales was the result of the deleveraging of relatively fixed rental costs over a slightly lower sales base in the remaining open stores. As discussed above, the Company is actively evaluating every lease renewal and working to negotiate more favorable occupancy costs in an effort to lower the overall costs of its leased properties.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, were $453.5 million or 34.3% of sales in fiscal 2009, a decrease of $34.4 million and an increase 200 basis points from last year's $487.9 million or 32.3% of sales. Selling, general and administrative expenses for fiscal years 2009 and 2008 included charges summarized in the table below (in thousands):

	February 28, 2009		March 1, 2008		Increase /
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$217,774	16.5%	$229,573	15.2%	$(11,799)
Marketing	58,989	4.5%	63,970	4.2%	(4,981)
Store supplies, services and other	32,473	2.5%	38,341	2.5%	(5,868)
Variable costs	309,236	23.4%	331,884	22.0%	(22,648)
Administrative payroll (excluding severance)	70,118	5.3%	82,244	5.4%	(12,126)
Lease termination costs and impairments	15,727	1.2%	15,470	1.0%	257
Severance and other	5,922	0.4%	7,646	0.5%	(1,724)
Acquistion costs	1,660	0.1%	—	0.0%	1,660
Loss (gain) on sale of fixed assets	41	0.0%	(2,137)	−0.1%	2,178
Other relatively fixed expenses	50,767	3.8%	52,791	3.5%	(2,024)
	144,235	10.9%	156,014	10.3%	(11,779)
	$453,471	34.3%	$487,898	32.3%	$(34,427)

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, decreased $22.6 million and increased 140 basis points as a percentage of sales from last year. Store payroll, including bonus, decreased $11.8 million partly as a result of planned staffing reductions at the stores and as a result of store closures. Marketing expense decreased $5.0 million and increased 25 basis points as a percentage of sales as a result of the absence of television advertising for most of fiscal 2009, offset slightly by the introduction of a seasonal national cable advertising campaign introduced late in the third quarter of fiscal 2009 running through the early part of the fourth quarter. The timing of marketing expenditures was shifted in order to utilize more of the budget in the all important holiday selling period. Other variable expenses such as store supplies and equipment rental decreased $5.9 million primarily due to efforts to reduce costs.

Relatively fixed selling, general and administrative expenses decreased $11.8 million compared to last year. Administrative payroll including bonus decreased $12.1 million resulting primarily from a decrease in home office management bonus, stock option expense and home office payroll expense. Severance, outplacement and other costs decreased $1.7 million primarily as a result of expenses incurred in the prior year related to larger reductions in work force compared to a slightly smaller reduction in the current year. Other selling, general and administrative expenses that do not typically vary with sales decreased $2.0 million primarily as a result of the Company's continued initiative to manage and control expenses. These decreases were partially offset by $1.7 million in expenses related to the Company's withdrawn proposal to acquire all of the outstanding common stock shares of Cost Plus, Inc. and a $2.2 million gain recorded on the sale of fixed assets in fiscal 2008.

Depreciation and amortization for fiscal 2009 was $30.6 million, representing a decrease of approximately $9.2 million from last year's depreciation and amortization expense of $39.8 million. This decrease was primarily the result of the sale of the home office building and related assets during fiscal 2009, lower net book values on certain store-level long-lived assets because of impairment charges taken during and since the end of fiscal 2008, certain assets becoming fully depreciated, store closures, and reduced capital spending in recent years.

In fiscal 2009, the Company recorded an operating loss of $120.6 million compared to $88.1 million for fiscal 2008.

The Company continues to provide a valuation allowance against all deferred tax assets. As a result, the Company did not record a federal tax benefit on its operating loss and only minimal state and foreign tax provisions were recorded on results for fiscal 2009. Net deferred tax assets of $181.0 million were fully reserved at year end through the valuation allowance. The Company has tax loss carryforwards of approximately $276.0 million. These loss carryforwards, with expirations beginning in fiscal year 2027, can be utilized to offset future income for U.S. federal tax purposes.

Net Loss

Net loss in fiscal 2009 was $129.3 million, or $1.45 per share, compared to $96.0 million, or $1.09 per share for fiscal 2008.

FISCAL YEARS ENDED MARCH 1, 2008 AND MARCH 3, 2007

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties. Sales by retail concept during fiscal years 2008, 2007 and 2006 were as follows (in thousands):

	2008	2007	2006
Stores	$1,486,147	$1,590,854	$1,753,927
Direct to consumer	8,366	18,943	15,345
Other[(1)]	17,319	13,419	7,429
Net sales	$1,511,832	$1,623,216	$1,776,701

(1) Other sales consisted primarily of wholesale sales and royalties received from franchise stores, Grupo Sanborns, S.A. de C.V., and other third parties.

Net sales during fiscal 2008 were $1,511.8 million, a decrease of $111.4 million or 6.9%, from $1,623.2 million for fiscal 2007. The decrease in sales for fiscal 2008 was comprised of the following components (in thousands):

	2008
New stores opened during fiscal 2008	$ 2,641
Stores opened during fiscal 2007	9,778
Comparable stores	(23,860)
Closed stores and other(1)	(99,943)
Net decrease in sales	$(111,384)

(1) Includes a decrease in sales related to the 53rd week in fiscal 2007 as well as the decrease in catalog and e-commerce sales.

Comparable store sales for fiscal 2008 declined 1.7%. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations had a favorable impact of approximately 70 basis points on both net sales and comparable store calculations in fiscal 2008 compared to fiscal 2007.

During fiscal 2008, the Company opened four new stores and closed 83 store locations, including all Pier 1 Kids and clearance stores. In addition, the Company closed its direct to consumer business. As of March 1, 2008, the Company operated 1,117 stores in the United States and Canada. A summary reconciliation of the Company's stores open at the beginning of fiscal 2008, 2007 and 2006 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total
Open at February 26, 2005	1,115	80	1,195
Openings	65	4	69
Closings	(37)	(1)	(38)
Open at February 25, 2006	1,143	83	1,226
Openings	32	2	34
Closings	(63)	(1)	(64)
Open at March 3, 2007	1,112	84	1,196
Openings	4	—	4
Closings	(82)	(1)	(83)
Open at March 1, 2008(1)	1,034	83	1,117

(1) The Company supplies merchandise and licenses the Pier 1 Imports name to Grupo Sanborns, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc. which sell Pier 1 Imports merchandise primarily in a "store within a store" format. At the end of fiscal 2008, there were 31 and seven locations in Mexico and Puerto Rico, respectively.

Gross Profit

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, was 29.1% in fiscal 2008 compared to 29.2% in fiscal 2007. Merchandise margins were 48.5% as a percentage of sales, an increase of 60 basis points over 47.9% in fiscal 2007. Although margins improved overall in fiscal 2008, margins were negatively impacted by the clearance activities related to the liquidation of the Company's modern craftsmen merchandise, the closure of its Pier 1 Kids stores, clearance stores and its direct to consumer channel. Merchandise margins in fiscal 2007 were negatively impacted by 200 basis points as a result of a $32.5 million inventory write-down. Store occupancy costs during fiscal 2008 were $293.2 million or 19.4% of sales, a decrease of $10.2 million and an increase of 70 basis points over store occupancy costs of $303.4 million or 18.7% of sales during fiscal 2007. The decrease of $10.2 million was due to store closures, while the increase as a percentage of sales was the result of the deleveraging of relatively fixed rental costs over a slightly lower sales base in the remaining open stores.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, were $487.9 million or 32.3% of sales in fiscal 2008, a decrease of $161.1 million and 770 basis points from fiscal 2007's $649.0 million or 40.0% of sales. Selling, general and administrative expenses for fiscal years ended 2008 and 2007 included charges summarized in the table below (in thousands):

	March 1, 2008		March 3, 2007		Increase/
	Expense	% Sales	Expense	% Sales	(Decrease)
Store payroll	$229,573	15.2%	$261,600	16.1%	$ (32,027)
Marketing	63,970	4.2%	117,364	7.2%	(53,394)
Store supplies and equipment rental	38,341	2.5%	47,378	2.9%	(9,037)
	331,884	22.0%	426,342	26.3%	(94,458)
Administrative payroll	82,244	5.4%	96,712	6.0%	(14,468)
Lease termination costs and impairments	15,470	1.0%	40,372	2.5%	(24,902)
(Gain) loss on disposal of fixed assets	(2,137)	−0.1%	187	0.0%	(2,324)
Severance, outplacement and new CEO	5,972	0.4%	2,679	0.2%	3,293
Settlement and curtailment, retirement plan	1,763	0.1%	6,769	0.4%	(5,006)
Litigation settlements	(89)	0.0%	4,836	0.3%	(4,925)
Credit card contract termination	—	—	2,400	0.1%	(2,400)
Other relatively fixed expenses	52,791	3.5%	68,708	4.2%	(15,917)
	156,014	10.3%	222,663	13.7%	(66,649)
	$487,898	32.3%	$649,005	40.0%	$(161,107)

Expenses that tend to fluctuate proportionately with sales and number of stores, such as store payroll, marketing, store supplies, and equipment rental, decreased $94.5 million and 430 basis points as a percentage of sales in fiscal 2008 from fiscal 2007 due, in part, to store closures. The decline was primarily the result of a conscious effort by management to reduce costs at all levels of the organization, especially marketing. Store payroll, including bonus, decreased $32.0 million as a result of store closures, and decreased 90 basis points as a percentage of sales primarily as a result of planned reductions in staffing levels in the stores. Marketing expense decreased $53.4 million and 300 basis points as a percentage of sales as a result of the Company's strategic decision to shift from television and catalog advertisements to targeted event mailers, newspaper inserts and emails. Other variable expenses such as store supplies and equipment rental decreased 40 basis points as a percentage of sales, primarily due to efforts to reduce costs.

Relatively fixed selling, general and administrative expenses decreased $66.6 million and 340 basis points as a percentage of sales in fiscal 2008 compared to fiscal 2007. Administrative payroll including bonus decreased $14.5 million and 50 basis points as a percentage of sales, resulting primarily from decreases in salaries and wages related to a reduction in the number of home office and field administrative employees in the first half of fiscal 2008. Decreases in other non-store payroll expenses included a $5.0 million decrease in retirement plan settlement and curtailment expense primarily as a result of the retirement of two officers in fiscal 2007 compared to one in fiscal 2008, partly offset by a

$3.3 million increase in severance and outplacement costs in fiscal 2008 associated primarily with home office and field administration headcount reductions during the first two quarters of the year. Impairment charges decreased $31.4 million as a result of less impairment recorded during fiscal 2008, and lease termination obligations increased $6.4 million related primarily to the closure of all Pier 1 Kids and clearance stores during fiscal 2008. Litigation settlements decreased $4.9 million as a result of a $4.6 million charge in fiscal 2007 related to an accrual for the settlement of a class action lawsuit with no similar expense in fiscal 2008. Other selling, general and administrative expenses that do not typically vary with sales decreased primarily as a result of the Company's continued initiative to manage and control expenses.

Depreciation and amortization for fiscal 2008 was $39.8 million, representing a decrease of approximately $11.4 million from fiscal 2007 depreciation and amortization expense of $51.2 million. This decrease was primarily the result of lower net book values on certain store-level long-lived assets because of impairment charges taken during and since the end of fiscal 2007, certain assets' becoming fully depreciated, store closures, and lower capital expenditures.

In fiscal 2008, the Company recorded an operating loss of $88.1 million compared to $226.2 million for fiscal 2007.

During fiscal 2008, the Company recorded a $1.8 million charge to tax expense to adjust its federal and state income tax refunds estimated at fiscal 2007 year end to the actual tax refunds filed for. The federal tax benefit was entirely offset by provision of a full valuation allowance on the deferred assets arising from the benefit, and only minimal state and foreign tax provisions were recorded on results for fiscal 2008. Net deferred tax assets of $125.7 million were fully reserved at fiscal 2008 year end through a valuation allowance. The Company had tax loss carryforwards of approximately $203.0 million. These loss carryforwards have expirations beginning in fiscal year 2027.

Net Loss

Net loss in fiscal 2008 was $96.0 million or $1.09 per share, an improvement of $131.6 million when compared to fiscal 2007's net loss (including discontinued operations) of $227.6 million, or $2.60 per share. *See Note 12 of the Notes to Consolidated Financial Statements for additional information regarding discontinued operations in fiscal 2007.*

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $155.8 million at the end of fiscal 2009, an increase of $62.4 million from the fiscal 2008 year end balance of $93.4 million. Operating activities used $31.6 million primarily as a result of the Company's net loss, a reduction in accounts payable and accrued expenses, and an increase in accounts receivable, prepaid expenses and other current assets. These operating outflows were partially offset by a reduction in inventory and the collection of a federal income tax refund, including related interest.

Inventory levels at the end of fiscal 2009 were $316.3 million, down $95.4 million, or 23.2% from inventory levels at the end of fiscal 2008. At the end of fiscal 2009, inventory per retail square foot was $37 compared to $47 a year ago. The decrease from fiscal 2008 year end was due in part to a conservative plan for the first six months of fiscal 2010 and a planned decline in inventory levels at the distribution centers as the Company continued to shift inventory to the stores. This allowed the Company to exit approximately 350,000 square feet of outside distribution center space during the second quarter of fiscal 2009. In addition, the Company plans to exit approximately 514,000 square feet of additional distribution center space by closing its Chicago distribution center during the first quarter of fiscal 2010. The Company continues to focus on managing inventory levels and is closely monitoring the timing and appropriate levels of merchandise purchases to keep inventory in line with consumer demand. The Company expects inventory levels to range from $300 million to $340 million with seasonal fluctuations similar to prior years and to end fiscal 2010 at approximately $300 million.

During fiscal 2009, the Company's investing activities provided $91.8 million. During the second quarter of fiscal 2009, the Company sold its corporate headquarters building and accompanying land to Chesapeake Plaza, L.L.C., an affiliate of Chesapeake Energy Corporation, for net proceeds of approximately $102.4 million. The Company collected $1.5 million of a note receivable related to the fiscal 2007 sale of Pier 1 National Bank. Proceeds from the sale of restricted investments used primarily for the payment of defined benefit obligations provided $3.3 million, partially offset by contributions of $2.0 million to purchase similar restricted investments. Capital expenditures were $13.4 million and consisted primarily of $5.8 million for fixtures, equipment and leasehold improvements for stores, $3.5 million related to home office leasehold improvements, $2.7 million for information systems enhancements and $1.4 million related to the Company's distribution centers.

Financing activities for fiscal 2009 provided a net $2.2 million, primarily related to the Company's stock purchase plan.

The Company's bank facilities include a $325 million credit facility expiring in May 2012, which is secured by the Company's eligible merchandise inventory and third-party credit card receivables. During fiscal 2009, the Company had no cash borrowings against its credit facility; however, in the future, the Company may become dependent upon its secured credit facility to fund operations including seasonal inventory purchases. As of February 28, 2009, the Company had no outstanding borrowings and had utilized approximately $84.3 million in letters of credit and bankers acceptances. Should the availability under such facility be less than $32.5 million, the Company will be required to comply with a fixed charge coverage ratio as stated in the agreement. The Company does not anticipate falling below this minimum availability in the foreseeable future. As of February 28, 2009, the Company's calculated borrowing base was $201.7 million. After excluding the required minimum of $32.5 million and the $84.3 million in utilized letters of credit and bankers' acceptances from the borrowing base, $84.9 million remained available for cash borrowings. This borrowing base calculation is subject to advance rates and commercially reasonable reserves. At the end of fiscal 2009, the Company was in compliance with required debt covenants stated in the agreement.

The Company does not currently anticipate paying cash dividends in fiscal 2010, and its dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors. Under the terms of the Company's secured credit facility, the Company will not be restricted from paying certain dividends unless the availability under the credit facility over a specified period of time is projected to be less than $97.5 million.

During fiscal 2009, the Company did not make any repurchases of, and has no immediate plans to repurchase, shares of its outstanding common stock.

A summary of the Company's contractual obligations and other commercial commitments as of February 28, 2009 is listed below (in thousands):

		Amount of Commitment per Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$ 936,431	$225,496	$ 379,899	$240,921	$ 90,115
Purchase obligations[1]	75,845	75,845	—	—	—
Convertible debt[2]	165,000	—	165,000	—	—
Standby letters of credit[3]	48,599	48,599	—	—	—
Industrial revenue bonds[3]	19,000	—	—	—	19,000
Interest on convertible debt[2]	21,038	10,519	10,519	—	—
Interest on industrial revenue bonds[4]	6,408	361	722	722	4,603
Interest and related fees on secured credit facility[5]	4,431	1,363	2,727	341	—
Other obligations[6][7]	48,248	11,512	1,584	2,150	33,002
Total[8]	$1,325,000	$373,695	$ 560,451	$244,134	$146,720
Liabilities recorded on the balance sheet			$ 269,272		
Commitments not recorded on the balance sheet			1,055,728		
Total			$1,325,000		

(1) As of February 28, 2009, the Company had approximately $75.8 million of outstanding purchase orders, which were primarily related to merchandise inventory. Such orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year and includes $16.2 million in merchandise letters of credit and bankers' acceptances.

(2) The Company's convertible debt is subject to redemption in part or full on February 15, 2011, and the above amounts assume the notes will be repaid or refinanced at that time. As of February 28, 2009, if all notes had remained outstanding until maturity in 2036, the total interest paid would have been $273.7 million. Subsequent to year end, a foreign subsidiary of the Company purchased approximately $78.9 million of the convertible debt for $27.4 million including interest, thereby reducing the consolidated outstanding convertible debt to $86.1 million. If the remaining $86.1 million in notes are held to maturity, the total interest paid would be approximately $143.1 million. *See Note 5 of the Notes to Consolidated Financial Statements for further discussion of the Company's convertible senior notes.*

(3) The Company also has outstanding standby letters of credit totaling $19.4 million related to the Company's industrial revenue bonds. This amount is excluded from the table above as it is not incremental to the Company's total outstanding commitments.

(4) The interest rates on the Company's industrial revenue bonds are variable and reset weekly. The estimated interest payments included in the table were calculated based upon the rate in effect at fiscal 2009 year end.

(5) Represents estimated commitment fees for trade and standby letters of credit, and unused fees on the Company's $325 million secured credit facility, which expires in May 2012, calculated based upon balances and rates in effect at fiscal 2009 year end.

(6) Other obligations include the Company's liability under various unfunded retirement plans. *See Note 7 of the Notes to Consolidated Financial Statements for further discussion of the Company's employee benefit plans.*

(7) Other obligations also include approximately $8.0 million of reserves for uncertain tax positions, including interest and penalties, under Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109", which has been classified as a current liability. Excluded from this table is the noncurrent portion of reserves for uncertain tax positions of $9.0 million for which the Company is not reasonably able to estimate the timing of future cash flows.

(8) The above amounts do not include payments that may be due under employment agreement(s) with certain employee(s).

The present value of the Company's minimum future operating lease commitments discounted at 10% was $736.4 million at fiscal 2009 year end and as a result of the Company's on-going rent negotiations was $713.4 million as of April 15, 2009. The Company plans to fund these commitments from cash generated from the operations of the Company and, if needed, from borrowings against lines of credit.

Total capital expenditures for fiscal 2010 are expected to be approximately $7 million. On February 3, 2009, the Company announced that it hired an outside firm to assist in negotiations with its landlords to achieve rental reductions across its store portfolio. To date, the Company has reached agreements in principal to terminate the leases on 22 stores and has decided to close 3 additional stores for which termination or rental reduction agreements were unable to be reached. The Company estimates total charges of approximately $7 million of cash and non-cash termination charges related to these closures, of which, $4 million will be incurred in the first quarter of fiscal 2010. The cash portion of these charges will be partially offset by the liquidation of inventory in the closing stores. As a result of its efforts to date, the Company has achieved approximately $7 million in rental savings for fiscal 2010 and now estimates it will close no more than 80 locations in fiscal 2010. Actual expenses related to these closures cannot be estimated as they will largely depend upon the results of on-going negotiations.

As part of the sale of the Company's home office building and accompanying land, the Company entered into a lease agreement to rent office space in the building. The lease has a primary term of seven years beginning on June 9, 2008, with one three-year renewal option and provisions for terminating the lease at the end of the fifth lease year.

On May 4, 2009, the Company received notice from NYSE Regulation, Inc. ("NYSE Regulation") that the Company was in compliance with the New York Stock Exchange ("NYSE") continued listing standards. Previously on December 15, 2008, the Company had received notice from NYSE Regulation that the Company was not in compliance with the NYSE continued listing standard under Section 802.01C of the NYSE Listed Company Manual due to the fact that the average closing share price of the Company's common stock over a consecutive 30-day trading period was less than $1.00. The Company notified NYSE Regulation within the required ten business days that it intended to cure the deficiency and that its Board of Directors had met and was considering all strategic measures to cure the non-compliance with the listing standard.

On February 26, 2009, the Company received notice from the NYSE that it had suspended the NYSE's $1.00 minimum price requirement on a temporary basis, initially through June 30, 2009. The notice also extends until June 30, 2009, the NYSE's current easing of the average global market capitalization standard, calculated over a consecutive 30 trading-day period, from $25 million to $15 million. According to section 802.01B of the NYSE Listed Company Manual, the NYSE will promptly initiate suspension and delisting procedures with respect to a company if a company is determined to be out of compliance with this standard. As of May 1, 2009, the Company's average global market capitalization over a consecutive 30 trading-day period was greater than $25 million.

As discussed in Note 5 to the Consolidated Financial Statements, the definition of a fundamental change under the Company's 6.375% convertible senior notes due 2036 (the "Notes") includes the Company's common stock ceasing to be listed on a national securities exchange or quoted on the Nasdaq National Market or another established automated over-the-counter trading market in the United States. The Company believes that it will continue to be able to satisfy the above requirement for the listing or quotation of its common stock. If the Company is, however, unable to comply with this provision of the Notes, the holders of the Notes could, at their option, require the Company to repurchase all or a portion of their Notes. Such an event could have a material adverse effect on the Company if the Company does not have sufficient cash, is unable to raise sufficient additional capital for such repurchases, or is otherwise unable to refinance the Notes.

On March 20, 2009, a foreign subsidiary of the Company purchased $78.9 million of the Company's outstanding Notes at a purchase price of $27.4 million, including accrued interest. The foreign subsidiary intends to hold the notes until maturity. As a result of this transaction, the Company has reduced its outstanding convertible debt to $86.1 million on a consolidated basis. The Company expects to recognize a gain of approximately $49.0 million in connection with this transaction during the first quarter of fiscal 2010. From time to time the Company may continue to seek to retire or purchase its remaining outstanding Notes through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors. The amounts involved will be subject to compliance with all debt agreements and may be material. *See Note 13 of the Notes to Consolidated Financial Statements for further discussion.* As a result of the put feature of the Company's 6.375% convertible senior notes due 2036, the Company anticipates that the remaining $86.1 million in Notes will have to be repaid or refinanced on or before February 15, 2011. If the Company does not have sufficient cash, is unable to raise sufficient additional capital for such repurchases, or is otherwise unable to refinance the Notes, such repayment could have a material adverse effect on the Company, its business, financial condition and results of operations.

The Company has an umbrella trust, currently consisting of four sub-trusts (the "Trusts"), which was established for the purpose of setting aside funds to be used to settle certain benefit plan obligations. Two of the sub-trusts are restricted to satisfy obligations to certain participants of the Company's supplemental retirement plans. These trusts consisted of interest bearing investments of less than $0.1 million at both February 28, 2009 and March 1, 2008, and were included in other noncurrent assets in fiscal 2009 and 2008. The remaining two sub-trusts are restricted to meet the funding requirements of the Company's non-qualified deferred compensation plans. These trusts' assets consisted of interest bearing investments totaling $0.2 million at February 28, 2009 and $1.5 million at March 1, 2008, and were included in other noncurrent assets. These trusts also own and are the beneficiaries of life insurance policies with cash surrender values of approximately $5.4 million at February 28, 2009, and death benefits of approximately $13.5 million. In addition, the Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. The cash surrender value of these unrestricted policies was approximately $16.0 million at February 28, 2009, and was included in other noncurrent assets. The death benefit related to the unrestricted policies was approximately $24.9 million. At the discretion of the Board of Directors, contributions of cash or unrestricted life insurance policies could be made to the Trusts.

The Company's sources of working capital for fiscal 2009 were cash flows from internally generated funds, the sale of the Company's home office building and related assets and collections of income tax receivables. The Company has a variety of sources for liquidity, which include available cash balances, available lines of credit and cash surrender value of life insurance policies not restricted as to use. The Company's current plans for fiscal 2010 include a capital expenditure budget of approximately $7.0 million. As discussed above, the Company estimates total charges of approximately $7 million of cash and non-cash termination charges related to store closures, of which, $4 million will be incurred in the first quarter of fiscal 2010. The cash portion of these charges will be partially offset by the liquidation of inventory in the closing stores. In addition, a foreign subsidiary of the Company utilized $27.4 million to repurchase a portion of the Company's outstanding Notes during the first quarter of fiscal 2010 and may continue to seek to retire or purchase the remaining outstanding Notes as discussed above. The Company does not presently anticipate any other significant cash outflows in fiscal 2010 other than those occurring in the normal course of business or as discussed herein. Considering these plans and the other sources of liquidity referred to above, the Company believes it has sufficient liquidity to fund operational obligations and capital expenditure requirements through fiscal year 2010.

The Company's key drivers of cash flows are sales, management of inventory levels, vendor payment terms, management of expenses, and capital expenditures. The Company's turnaround plan includes making conservative inventory purchases, managing those inventories, continuing to make the Company's merchandise offering more compelling, and improving the in-store experience. In addition, the Company will continue to focus on its ongoing mission to maximize its revenues, while seeking out ways to reduce its cost base, considering refinancing alternatives of its convertible senior notes and preserving its liquidity. From fiscal 2006 through fiscal 2009, the Company has incurred net losses and had negative cash flows from operating activities. The end of the difficult economic situation faced by the United States is not known at this time and consumer confidence and spending could remain depressed and possibly deteriorate even further. The Company may incur negative operating cash flows in future periods and a long-term decline in consumer spending could have a material adverse effect on the Company's financial condition and ability to generate cash flows from operations. As a result, the Company may become dependent on the availability of adequate capital to fund its operations, carry out its turnaround strategy, or refinance existing indebtedness if necessary. Recent disruption in the global credit and equity markets and future disruptions in the financial markets could adversely affect the Company's ability to enter into new financing agreements, refinance the Company's current indebtedness, or obtain funding through the issuance of the Company's securities. Future availability of financing sources cannot be assured given the current economic environment and the Company's recent financial results, and there can be no assurance that the Company will achieve or sustain positive cash flows or profitability over the long-term.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases, letters of credit and purchase obligations discussed above, the Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates, with the exception of the impairment of long-lived assets, the early retirement of participants in its defined benefit plans, and income taxes as discussed below. The Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies can be found in *Note 1 of the Notes to Consolidated Financial Statements*. The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to the Company's financial statements. Unless specifically addressed below, the Company does not believe that its critical accounting policies are subject to market risk exposure that would be considered material and as a result, has not provided a sensitivity analysis. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition—The Company recognizes revenue from retail sales, net of sales tax and third-party credit card fees, upon customer receipt or delivery of merchandise, including sales under deferred payment promotions on its proprietary credit card in fiscal 2007 and prior years. The Company records an allowance for estimated merchandise returns based upon historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Gift cards—Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized at 30 months from the original issuance and was $4.1 million, $1.7 million and $6.2 million in fiscal 2009, 2008 and 2007, respectively.

Inventories—The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products. Carrying values of inventory are analyzed and to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the retail price of such slow-moving merchandise as needed. Since the determination of carrying values of inventory involves both estimation and judgment with regard to market values and reasonable costs to sell, differences in these estimates could result in ultimate valuations that differ from the recorded asset. The majority of inventory purchases and commitments are made in U.S. dollars in order to limit the Company's exposure to foreign currency fluctuations.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience from the results of its physical inventories. Inventory is physically counted at substantially all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during each period presented in the financial statements. Although inventory shrinkage rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrinkage expense may be required.

Impairment of long-lived assets—Long-lived assets such as buildings, equipment, furniture and fixtures, and leasehold improvements are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that their carrying values may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of changes in sales, merchandise margins, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. The Company recorded $9.4 million, $4.8 million and $31.9 million in impairment charges in fiscal 2009, 2008 and 2007, respectively. As the projection of future cash flows requires the use of judgment and estimates, if actual results differ from the Company's estimates, additional charges for asset impairments may be recorded in the future. If management had lowered its assumptions of comparable store sales results by 3% for each of the next five years, additional impairment charges of approximately $2.3 million would have been recorded in fiscal 2009.

Insurance provision—The Company maintains insurance for workers' compensation and general liability claims with deductibles of $1,000,000 and $750,000, respectively, per claim. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims development factors as well as information obtained from and projections made by the Company's insurance carrier and underwriters. The recorded liabilities for workers' compensation and general liability claims, including those occurring in prior years but not yet settled, at February 28, 2009 were $19.7 million and $8.3 million, respectively.

The assumptions made in determining the above estimates are reviewed monthly and the liability adjusted accordingly as new facts are revealed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Defined benefit plans—The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs.

Stock-based compensation—The fair value of stock options is amortized as compensation expense over the vesting periods of the options. The fair values for options granted by the Company are estimated as of the date of grant using the Black-Scholes option-pricing model. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates. If the Company had used different assumptions, the value of stock options may have been different.

Income taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of the tax exposure for foreign and domestic tax audits. The timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. If different assumptions had been used, the Company's tax expense or benefit, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP will be applied retrospectively to all periods presented. FSP APB 14-1 is effective for the Company at the beginning of fiscal year 2010. The Company is currently evaluating the impact of the adoption on its financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Collectively, the Company's exposure to market risk factors is not significant and has not materially changed from March 1, 2008.

Foreign Currency Risk

Though the majority of the Company's inventory purchases are made in U.S. dollars in order to limit its exposure to foreign currency fluctuations, the Company, from time to time, enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros. The Company operates stores in Canada and is subject to fluctuations in currency conversion rates related to these operations. The Company, on occasion, uses contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sales. Contracts that hedge the repatriation of Canadian funds have maturities not exceeding 18 months and changes in the fair value and settlement of these contracts are included in selling, general and administrative expenses. At February 28, 2009, there were no outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds.

Interest Rate Risk

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The interest rate exposure on the Company's secured credit facility and industrial revenue bonds is based upon variable interest rates and therefore is affected by changes in market interest rates. As of February 28, 2009, the Company had $19.0 million in borrowings outstanding on its industrial revenue bonds and no cash borrowings outstanding on its secured credit facility. A hypothetical 10% adverse change in the interest rates applicable to either or both of these variable rate instruments would have a negligible impact on the Company's earnings and cash flows.

Additionally, as of February 28, 2009, the Company had $165.0 million in convertible senior notes outstanding, which mature in February 2036. The notes pay a fixed annual rate of 6.375% for the first five years and a fixed rate of 6.125% thereafter. Changes in market interest rates generally affect the fair value of fixed rate debt instruments, but would not affect the Company's financial position, results of operations or cash flows related to these notes. As of February 28, 2009, the fair value of these notes was $42.9 million based on quoted market values.

On March 20, 2009 a foreign subsidiary of the Company purchased $78.9 million of the Company's outstanding Notes at a purchase price of $27.4 million, including accrued interest. The purchase price of these convertible notes implies a fair value of the total outstanding notes prior to the purchase of approximately $56.0 million. The foreign subsidiary intends to hold the notes until maturity. As a result of this transaction, the Company has reduced its outstanding convertible debt to $86.1 million on a consolidated basis. The Company expects to recognize a gain of approximately $49.0 million in connection with this transaction during the first quarter of fiscal 2010. *See Note 13 of the Notes to Consolidated Financial Statements for further discussion.*

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of February 28, 2009 and March 1, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at February 28, 2009 and March 1, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in notes to the consolidated financial statements, effective March 3, 2007, Pier 1 Imports, Inc. adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R), and effective March 4, 2007, Pier 1 Imports, Inc. adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pier 1 Imports, Inc.'s internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 28, 2009

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Year Ended		
	2009	**2008**	**2007**
Net sales	$1,320,677	$1,511,832	$1,623,216
Operating costs and expenses:			
Cost of sales (including buying and store occupancy costs)	957,213	1,072,280	1,149,257
Selling, general and administrative expenses	453,471	487,898	649,005
Depreciation and amortization	30,556	39,792	51,184
	1,441,240	1,599,970	1,849,446
Operating loss	(120,563)	(88,138)	(226,230)
Nonoperating (income) and expenses:			
Interest and investment income	(4,250)	(8,677)	(12,456)
Interest expense	14,592	15,916	16,116
Other income	(2,276)	(1,960)	(1,767)
	8,066	5,279	1,893
Loss from continuing operations before income taxes	(128,629)	(93,417)	(228,123)
Provision (benefit) for income taxes	624	2,594	(885)
Net loss from continuing operations	(129,253)	(96,011)	(227,238)
Discontinued operations:			
Loss from discontinued operations	—	—	(638)
Income tax benefit	—	—	(231)
Net loss from discontinued operations	—	—	(407)
Net loss	$ (129,253)	$ (96,011)	$ (227,645)
Loss per share from continuing operations:			
Basic and diluted	$ (1.45)	$ (1.09)	$ (2.59)
Loss per share from discontinued operations:			
Basic and diluted	$ —	$ —	$ (0.01)
Loss per share:			
Basic and diluted	$ (1.45)	$ (1.09)	$ (2.60)
Dividends declared per share:	$ —	$ —	$ 0.20
Average shares outstanding during period:			
Basic and diluted	88,912	88,083	87,395

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands except share amounts)

	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents, including temporary investments of $142,523 and $87,837, respectively	$ 155,798	$ 93,433
Other accounts receivable, net of allowance for doubtful accounts of $1,579 and $1,034, respectively	17,566	23,121
Inventories	316,331	411,709
Income tax receivable	2,149	13,632
Prepaid expenses and other current assets	41,883	41,445
Total current assets	533,727	583,340
Office building and related assets	—	80,539
Other properties, net	85,135	114,952
Other noncurrent assets	36,600	43,073
	$ 655,462	$ 821,904
LIABILITES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 80,695	$ 106,084
Gift cards and other deferred revenue	47,332	63,101
Accrued income taxes payable	4,434	5,000
Other accrued liabilities	101,350	101,817
Total current liabilities	233,811	276,002
Long-term debt	184,000	184,000
Other noncurrent liabilities	93,390	94,158
Shareholders' equity:		
Common stock, $1.00 par, 500,000,000 shares authorized, 100,779,000 issued	100,779	100,779
Paid-in capital	113,326	126,795
Retained earnings	106,841	236,094
Cumulative other comprehensive income (loss)	(1,195)	373
Less—10,905,000 and 12,172,000 common shares in treasury, at cost, respectively	(175,490)	(196,297)
	144,261	267,744
Commitments and contingencies	—	—
	$ 655,462	$ 821,904

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended		
	2009	2008	2007
Cash flow from operating activities:			
Net loss	$(129,253)	$(96,011)	$(227,645)
Adjustments to reconcile to net cash used in operating activities:			
Depreciation and amortization	45,156	55,303	63,496
Loss (gain) on disposal of fixed assets	41	(2,137)	187
Loss on impairment of fixed assets and other long-lived assets	9,653	5,030	36,369
Stock-based compensation expense	5,177	5,837	5,464
Deferred compensation	4,215	4,157	16,915
Lease termination expense	6,074	10,440	4,003
Deferred income taxes	—	—	24,576
Amortization of deferred gains	(6,774)	(2,533)	(981)
Other	(2,201)	1,543	(2,140)
Change in cash from:			
Sale of receivables in exchange for beneficial interest in securitized receivables	—	—	(15,914)
Purchase of proprietary credit card receivables and other	—	—	(97,740)
Proceeds from the sale of proprietary credit card operations	—	—	144,622
Inventories	95,378	(51,646)	9,757
Other accounts receivable, prepaid expenses and other current assets	(5,055)	(8,776)	(14,428)
Income tax receivable	14,486	25,616	(16,955)
Accounts payable and accrued expenses	(65,457)	(22,818)	(5,388)
Income taxes payable	(1,620)	2,765	(1,595)
Defined benefit plan liabilities	(118)	(6,351)	(25,495)
Other noncurrent assets	1,209	762	566
Other noncurrent liabilities	(2,545)	(4,255)	(2,579)
Net cash used in operating activities	(31,634)	(83,074)	(104,905)
Cash flow from investing activities:			
Capital expenditures	(13,378)	(7,153)	(28,600)
Proceeds from disposition of properties	102,478	5,674	173
Proceeds from sale of discontinued operation	—	—	11,601
Proceeds from sale of Pier 1 National Bank	—	—	10,754
Proceeds from sale of restricted investments	3,258	6,986	25,707
Purchase of restricted investments	(2,020)	(589)	(9,712)
Collection of note receivable	1,500	1,500	—
Collections of principal on beneficial interest in securitized receivables	—	—	21,907
Net cash provided by investing activities	91,838	6,418	31,830
Cash flow from financing activities:			
Cash dividends	—	—	(17,398)
Proceeds from stock options exercised, stock purchase plan and other, net	2,161	3,909	4,719
Notes payable borrowings	—	—	69,000
Repayment of notes payable	—	—	(69,000)
Debt issuance costs	—	(998)	(283)
Net cash provided by (used in) financing activities	2,161	2,911	(12,962)
Change in cash and cash equivalents	62,365	(73,745)	(86,037)
Cash and cash equivalents at beginning of period	93,433	167,178	253,215
Cash and cash equivalents at end of period	$ 155,798	$ 93,433	$ 167,178
Supplemental cash flow information:			
Interest paid	$ 14,018	$ 15,743	$ 12,821
Income taxes paid	$ 2,617	$ 1,124	$ 2,021

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands except per share amounts)

	Common Stock				Cumulative Other			
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Unearned Compensation	Total Shareholders' Equity
Balance February 25, 2006	86,939	$100,779	$132,075	$ 582,221	$ (583)	$(222,254)	$(2,256)	$ 589,982
Comprehensive income (loss):								
Net loss	—	—	—	(227,645)	—	—	—	(227,645)
Other comprehensive income (loss), net of tax as applicable:								
Minimum pension liability adjustments	—	—	—	—	7,172	—	—	7,172
Currency translation adjustments	—	—	—	—	(2,550)	—	—	(2,550)
Comprehensive loss								(223,023)
Adjustment to initially apply SFAS No. 158	—	—	—	—	(1,631)	—	—	(1,631)
Restricted stock compensation	185	—	(4,280)	—	—	2,994	2,256	970
Stock option compensation expense	—	—	4,494	—	—	—	—	4,494
Exercise of stock options, stock purchase plan and other	674	—	(1,873)	—	—	9,596	—	7,723
Cash dividends ($.20 per share)	—	—	—	(17,398)	—	—	—	(17,398)
Balance March 3, 2007	87,798	100,779	130,416	337,178	2,408	(209,664)	—	361,117
Implementation of FIN 48	—	—	—	(5,073)	—	—	—	(5,073)
Comprehensive loss:								
Net loss	—	—	—	(96,011)	—	—	—	(96,011)
Other comprehensive income (loss), net of tax as applicable:								
Pension adjustments	—	—	—	—	(3,017)	—	—	(3,017)
Currency translation adjustments	—	—	—	—	982	—	—	982
Comprehensive loss								(98,046)
Restricted stock compensation	281	—	(2,974)	—	—	4,533	—	1,559
Stock option compensation expense	—	—	4,278	—	—	—	—	4,278
Exercise of stock options, stock purchase plan and other	528	—	(4,925)	—	—	8,834	—	3,909
Balance March 1, 2008	88,607	100,779	126,795	236,094	373	(196,297)	—	267,744
Comprehensive loss:								
Net loss	—	—	—	(129,253)	—	—	—	(129,253)
Other comprehensive income (loss), net of tax as applicable:								
Pension adjustments	—	—	—	—	2,016	—	—	2,016
Currency translation adjustments	—	—	—	—	(3,584)	—	—	(3,584)
Comprehensive loss								(130,821)
Restricted stock compensation	245	—	(2,298)	—	—	3,947	—	1,649
Stock option compensation expense	—	—	3,528	—	—	—	—	3,528
Exercise of stock options, stock purchase plan and other	1,022	—	(14,699)	—	—	16,860	—	2,161
Balance February 28, 2009	89,874	$100,779	$113,326	$ 106,841	$(1,195)	$(175,490)	$ —	$ 144,261

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is one of North America's largest specialty retailers of imported decorative home furnishings and gifts, with retail stores located in the United States and Canada. Additionally, the Company has merchandise in "store within a store" locations in Mexico and Puerto Rico that are primarily operated by Sears Roebuck de Mexico, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc., respectively. On March 20, 2006, the Company sold its subsidiary based in the United Kingdom, The Pier Retail Group Limited ("The Pier"). The Pier has been included in discontinued operations in the Company's financial statements for fiscal year 2007.

Basis of consolidation—The consolidated financial statements of the Company include the accounts of all subsidiary companies except, in fiscal 2007, Pier 1 Funding, LLC ("Funding"), a non-consolidated, bankruptcy remote, securitization subsidiary. *See Note 9 of the Notes to Consolidated Financial Statements for further discussion.* All intercompany transactions and balances have been eliminated.

Segment information—The Company is a specialty retailer that offers a broad range of products in its stores and conducts business as one operating segment. The Company's domestic operations provided 90.9%, 90.9% and 92.3% of its net sales, with 8.5%, 8.7% and 7.3% provided by stores in Canada, and the remainder from royalties received from Sears Roebuck de Mexico S.A. de C.V. during fiscal 2009, 2008 and 2007, respectively. As of February 28, 2009, March 1, 2008 and March 3, 2007, $2,308,000, $4,572,000 and $5,510,000, respectively, of the Company's long-lived assets were located in Canada. There were no long-lived assets in Mexico during any period.

Use of estimates—Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the fiscal 2009 presentation. These reclassifications had no effect on net income, shareholders' equity, total assets and total liabilities and the major categories of the cash flow. In addition to insignificant reclassifications on the statement of cash flows, the Company's home office building and related assets were reclassified during the first quarter of fiscal 2009 to noncurrent assets from assets held for sale which were included in current assets at March 1, 2008. This reclassification on the balance sheet was made in all prior periods presented to reflect the fact that the Company entered into a lease for a portion of the building when the sale transaction was completed, and therefore the building did not meet the definition of assets held for sale at the balance sheet dates. Depreciation was recorded on the assets through the date of sale and the reclassification had no impact on the results of operations or statement of cash flows in any period presented. As stated in *Note 2 of the Notes to Consolidated Financial Statements* above, the office building and related assets were sold on June 9, 2008.

Fiscal periods—The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Both fiscal 2009 and 2008 consisted of 52-week years and fiscal 2007 consisted of a 53-week year. Fiscal 2009 ended February 28, 2009, fiscal 2008 ended March 1, 2008 and fiscal 2007 ended March 3, 2007.

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents, including temporary investments—The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents, except for those investments that are restricted and have been set aside in a trust to satisfy retirement obligations. As of February 28, 2009 and March 1, 2008, the Company's short-term investments classified as cash equivalents included investments in money market mutual funds totaling $142,523,000 and $87,837,000, respectively. The effect of foreign currency exchange rate fluctuations on cash was not material.

Translation of foreign currencies—Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income (loss). As of February 28, 2009, March 1, 2008 and March 3, 2007, the Company had cumulative other comprehensive income (loss) balances of ($162,000), $3,422,000 and $2,440,000, respectively, related to cumulative translation adjustments. The adjustments for currency translation during fiscal 2009, 2008 and 2007 resulted in other comprehensive income (loss), net of tax, as applicable, of ($3,584,000), $982,000 and ($2,550,000), respectively. Taxes on the portion of its cumulative currency translation adjustment considered not to be permanently reinvested abroad were insignificant in fiscal 2009, 2008 and 2007.

Concentrations of risk—The Company has some degree of risk concentration with respect to sourcing the Company's inventory purchases. However, the Company believes alternative merchandise sources could be procured over a relatively short period of time. Pier 1 Imports sells merchandise imported from over 50 different countries, with more than 40% of its sales derived from merchandise produced in China, approximately 10% derived from merchandise produced in each of India, Indonesia, Vietnam, and the United States and approximately 10% collectively derived from merchandise produced in Thailand, Brazil, the Philippines, Italy, Mexico and Spain. The remaining sales were from merchandise produced in various Asian, European, Central American, South American, African countries and Canada.

Financial instruments—The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Other than the 6.375% convertible senior notes due 2036, there were no assets or liabilities with a fair value significantly different from the recorded value as of February 28, 2009 and March 1, 2008. The fair value of these notes was $42,900,000 and $133,650,000 based on quoted market values as of February 28, 2009 and March 1, 2008, respectively. On March 20, 2009, a foreign subsidiary of the Company purchased a portion of these convertible notes at a price which would imply a fair value of the total outstanding prior to the purchase of approximately $56,000,000. Changes in the market interest rates and other factors affecting convertible notes affect the fair value of the Company's fixed rate notes, but do not affect the Company's financial position, results of operations or cash flows related to these instruments.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

From time to time, the Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased to cover a portion of commitments to buy merchandise for resale. The Company also, on occasion, uses contracts to hedge

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

its exposure associated with the repatriation of funds from its Canadian operations. At February 28, 2009 and March 1, 2008, there were no outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds. For financial accounting purposes, the Company does not designate such contracts as hedges. Thus, changes in the fair value of both types of forward contracts would be included in the Company's consolidated statements of operations. Both the changes in fair value and settlement of these contracts are included in cost of sales for forwards related to merchandise purchases and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

When the Company enters into forward foreign currency exchange contracts, it enters into them with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to such financial instruments.

Beneficial interest in securitized receivables—As of February 28, 2009 and March 1, 2008, the Company had no beneficial interest since it allowed its securitization agreement to expire in fiscal 2007. Prior to the expiration of this agreement, the Company securitized its entire portfolio of proprietary credit card receivables, except an immaterial amount of those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Funding, which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust were consolidated by the Company, as the Master Trust met the requirements of a qualifying special-purpose entity under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Master Trust issued beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests included certain interests retained by Funding, which were represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to third-party investors and the Class B Certificates). Gain or loss on the sale of receivables depended in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

The beneficial interest in the Master Trust was accounted for as an available-for-sale security and was recorded at fair value. The Company estimated fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. *See Note 9 of the Notes to Consolidated Financial Statements for further discussion.*

Inventories—The Company's inventory is comprised of finished merchandise and is stated at the lower of weighted average cost or market value. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices, the cost of warehousing and transporting merchandise to the stores and other direct costs associated with purchasing merchandise.

The Company recognizes known inventory losses, shortages and damages when incurred and maintains a reserve for estimated shrinkage since the last physical count, when actual shrinkage was recorded. The reserves for estimated shrinkage at the end of fiscal years 2009 and 2008 were $6,582,000 and $3,756,000, respectively. The Company's reserve for shrinkage as of fiscal 2009 year end increased from 2008 as a result of a shift in the timing of physical inventory counts.

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In the fourth quarter of fiscal 2007, the Company made a strategic decision to liquidate certain inventory, and completed its liquidation efforts by the end of the first quarter of fiscal 2008. In connection with this decision, a $32,500,000 inventory write-down was recorded in fiscal 2007 to state the excess inventory at the lower of average cost or market. The write-down of inventory consisted primarily of previous merchandise assortments the Company discontinued offering in its stores. This decision was made by the Company in order to clear room in its stores to allow for new inventory to be displayed as it arrived throughout fiscal 2008.

Properties, maintenance and repairs—Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation related to the Company's distribution centers is included in cost of sales. All other depreciation costs are included in depreciation and amortization. Depreciation costs were $30,556,000, $39,478,000 and $49,984,000 in fiscal 2009, 2008 and 2007, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Long-lived assets are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that its carrying value may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of future sales, merchandise margin rates, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. Impairment charges were $9,420,000, or $0.11 per share, $4,838,000 or $0.05 per share, and $31,947,000, or $0.37 per share, in fiscal 2009, 2008 and 2007, respectively, and were included in selling, general and administrative expenses. As the projection of future cash flows requires the use of judgment and estimates, if actual results differ from the Company's estimates, additional charges for asset impairments may be recorded in the future. If management had lowered its assumptions of comparable store sales results by 3% for each of the next five years, additional impairment charges of approximately $2,300,000 would have been recorded in fiscal 2009.

Goodwill and intangible assets—The Company applies the provisions of SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, the Company's reporting units were identified as components, and the goodwill assigned to each represents the excess of the original purchase price over the fair value of the net identifiable assets acquired for that component. The Company completed the annual impairment test as of March 3, 2007. Fair value was determined through analyses of discounted future cash flows for the applicable reporting units. The analysis resulted in a write-down of goodwill in fiscal 2007,

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

included in selling, general and administrative expenses, of approximately $4,422,000, primarily related to Pier 1 Kids. The Company had no goodwill remaining as of the end of fiscal 2007.

Revenue recognition—Revenue is recognized upon customer receipt or delivery for retail sales, including sales under deferred payment promotions on the Company's proprietary credit card in fiscal 2007 and prior years. A reserve has been established for estimated merchandise returns based upon historical experience and other known factors. The reserves for estimated merchandise returns at the end of fiscal years 2009 and 2008 were $1,374,000 and $1,559,000, respectively. The Company's revenues are reported net of discounts and returns, net of sales tax and third-party credit card fees, and include wholesale sales and royalties received from Sears Roebuck de Mexico S.A. de C.V and from franchise stores in fiscal 2008 and 2007. Amounts billed to customers for shipping and handling are included in net sales and the costs incurred by the Company for these items are recorded in cost of sales.

Gift cards—Revenue associated with gift cards is recognized when merchandise is sold and a gift card is redeemed as payment. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical data and expected trends in redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized at 30 months from the original issuance and was $4,107,000, $1,699,000 and $6,222,000 in fiscal 2009, 2008 and 2007, respectively.

Leases—The Company leases certain property consisting principally of retail stores, warehouses, its home office and material handling and office equipment under leases expiring through fiscal 2022. Most retail store locations are leased for primary terms of ten years with varying renewal options and rent escalation clauses. Escalations occurring during the primary terms of the leases are included in the calculation of the minimum lease payments, and the rent expense related to these leases is recognized on a straight-line basis over this lease term, including free rent periods prior to the opening of its stores. The portion of rent expense applicable to a store before opening is included in selling, general and administrative expenses. Once opened for business, rent expense is included in cost of sales. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. This additional rent is accrued when it appears that the sales will exceed the specified base. Construction allowances received from landlords are initially recorded as lease liabilities and amortized as a reduction of rental expense over the primary lease term. The Company's lease obligations are operating leases under SFAS No. 13, "Accounting for Leases."

Advertising costs—Advertising production costs are expensed the first time the advertising takes place. Advertising costs were $49,506,000, $55,122,000 and $109,540,000 in fiscal 2009, 2008 and 2007, respectively. Prepaid advertising at the end of fiscal years 2009 and 2008 was $2,707,000 and $2,096,000, respectively.

Defined benefit plans—The Company maintains supplemental retirement plans (the "Plans") for certain of its current and former executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

affected by changes in key actuarial assumptions such as the discount rate, compensation increase rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the statement of operations, but recognized in future years over the remaining average service period of plan participants. *See Note 7 of the Notes to Consolidated Financial Statements for further discussion.*

Income taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheet and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. In assessing the need for a valuation allowance, all available evidence is considered including past operating results, estimates of future income, and tax planning strategies. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of tax exposures for foreign and domestic tax audits. However, negotiations with taxing authorities may yield results different from those currently estimated. *See Note 10 of the Notes to Consolidated Financial Statements for further discussion.*

Loss per share—Basic loss per share amounts were determined by dividing loss from continuing operations, loss from discontinued operations and net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share amounts were similarly computed, but would have included the effect, if dilutive, of the Company's weighted average number of stock options outstanding and shares of unvested restricted stock.

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per share amounts were calculated as follows (in thousands except per share amounts):

	2009	2008	2007
Loss from continuing operations, basic and diluted	$(129,253)	$(96,011)	$(227,238)
Loss from discontinued operations, basic and diluted	—	—	(407)
Net loss, basic and diluted	$(129,253)	$(96,011)	$(227,645)
Average shares outstanding:			
Basic and diluted	88,912	88,083	87,395
Loss per share from continuing operations:			
Basic and diluted	$ (1.45)	$ (1.09)	$ (2.59)
Loss per share from discontinued operations:			
Basic and diluted	—	—	$ (.01)
Net loss per share:			
Basic and diluted	$ (1.45)	$ (1.09)	$ (2.60)

All 12,302,323, 13,102,360 and 13,991,195 outstanding stock options and shares of unvested restricted stock were excluded from the computation of the fiscal 2009, 2008 and 2007, respectively, loss per share as the effect would be antidilutive. In addition, incremental net shares for the conversion feature of the Company's 6.375% senior convertible notes due 2036 have not been included in the Company's diluted earnings per share calculations for those periods as the average common stock price has not exceeded the initial conversion price of $15.19 per share.

Stock-based compensation—The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares on the date of the grant. The Company accounts for stock-based compensation under the provisions of SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements.

The Company adopted SFAS 123R at the beginning of fiscal 2007 using the modified prospective method. Under the modified prospective method, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Currently, the Company's stock-based compensation relates to stock options, restricted stock awards and director deferred stock units. Compensation expense is recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. The fair values of the options are calculated using a Black-Scholes option pricing model. The Company records compensation expense for stock-based awards with a performance condition when it is probable that the condition will be achieved. The compensation expense ultimately recognized, if any, related to these awards will equal the grant date fair value for the number of shares for which the performance condition has been satisfied.

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS 123R requires that forfeitures be estimated at the time of grant. The Company estimates forfeitures based on its historical forfeiture experience. In accordance with SFAS 123R, the Company adjusts forfeiture estimates based on actual forfeiture experience for all awards with service conditions. The effect of forfeiture adjustments for the year was insignificant.

Liquidity—From fiscal 2006 through fiscal 2009, the Company has incurred net losses and had negative cash flows from operating activities. The Company's turnaround plan includes making conservative inventory purchases, managing those inventories, continuing to make the Company's merchandise offering more compelling, and improving the in-store experience. In addition, the Company will continue to focus on its ongoing mission to maximize its revenues, while seeking out ways to reduce its cost base, considering refinancing alternatives of its convertible senior notes, and preserving its liquidity. The end of the difficult economic situation faced by the United States is not known at this time and consumer confidence and spending could remain depressed and possibly deteriorate even further. The Company may incur negative operating cash flows in future periods, and a long-term decline in consumer spending could have a material adverse effect on the Company's financial condition and ability to generate cash flows from operations. There can be no assurance that the Company will achieve or sustain positive cash flows or profitability over the long-term. During fiscal 2010, the Company may become dependent on availability of adequate capital including utilization under its secured credit facility to fund operations and carry out its turnaround strategy. The Company believes that its existing cash balances and borrowings under its secured credit facility will provide sufficient liquidity to fund operational obligations and capital expenditure requirements through fiscal year 2010. However, if fiscal 2010 cash flow needs are in excess of availability under the secured credit facility and the Company is unable to obtain additional financing sources, the impact thereof will have a material adverse effect on the Company's business, financial condition and results of operations.

Adoption of new accounting standards—In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP will be applied retrospectively to all periods presented. FSP APB 14-1 is effective for the Company at the beginning of fiscal year 2010. The Company is currently evaluating the impact of the adoption on its financial statements.

NOTE 2—PROPERTIES

Other properties are summarized as follows at February 28, 2009 and March 1, 2008 (in thousands):

	2009	2008
Land	$ 6,379	$ 6,379
Buildings	29,546	29,621
Equipment, furniture and fixtures	243,403	246,803
Leasehold improvements	162,832	167,542
Computer software	74,588	73,175
Projects in progress	798	41
	517,546	523,561
Less accumulated depreciation and amortization	432,411	408,609
Other properties, net	$ 85,135	$114,952

In addition to the above properties, the Company had an office building and related assets with net book value of $80,539,000 as of March 1, 2008 which it utilized as its corporate headquarters. On June 9, 2008, the Company sold its corporate headquarters building and accompanying land to Chesapeake Plaza, L.L.C., an affiliate of Chesapeake Energy Corporation, for net proceeds of approximately $102,400,000. The Company also entered into a lease agreement to rent office space in the building. The lease has a primary term of seven years which began on June 9, 2008, with one three-year renewal option and provisions for terminating the lease at the end of the fifth lease year. The related gain on the sale of the property was approximately $23,300,000, the majority of which is included in other noncurrent liabilities, and will be recognized over the expected lease term. In connection with this transaction, the corporate headquarters building was removed from the assets securing borrowings under the Company's secured credit facility.

NOTE 3—OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at February 28, 2009 and March 1, 2008 (in thousands):

	2009	2008
Accrued payroll and other employee-related liabilities	$ 38,185	$ 46,416
Accrued taxes, other than income	23,617	24,030
Rent-related liabilities	10,423	11,017
Retirement benefits	3,292	1,351
Other	25,833	19,003
Other accrued liabilities	$101,350	$101,817
Rent-related liabilities	$ 30,047	$ 34,887
Deferred gains	31,673	19,634
Retirement benefits	21,074	24,276
Other	10,596	15,361
Other noncurrent liabilities	$ 93,390	$ 94,158

NOTE 4—COSTS ASSOCIATED WITH EXIT ACTIVITIES

As part of the ordinary course of business, the Company terminates leases prior to their expiration when certain stores or distribution center facilities are closed or relocated as deemed necessary by the evaluation of its real estate portfolio. These decisions are based on store profitability, lease renewal obligations, relocation space availability, local market conditions and prospects for future profitability. In connection with these lease terminations, the Company has recorded estimated liabilities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." At the time of closure, neither the write-off of fixed assets nor the write-down of inventory related to such stores was material. Additionally, employee severance costs associated with these closures were not significant. The estimated liabilities were recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. Revisions during the periods presented relate to changes in estimated buyout terms or subtenant receipts expected on closed facilities. Expenses related to lease termination obligations are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The write-off of fixed assets and associated intangible assets related to Pier 1 Imports store closures, excluding clearance and Pier 1 Kids stores, was approximately $56,000, $751,000 and $370,000 in fiscal 2009, 2008 and 2007, respectively. The following table represents a rollforward of the liability balances for the three fiscal years ended February 28, 2009 (in thousands):

	Lease Termination Obligations
Balance at February 25, 2006	$ 2,859
Original charges	4,245
Revisions	(242)
Cash payments	(4,426)
Balance at March 3, 2007	2,436
Original charges	11,573
Revisions	(1,133)
Cash payments	(7,248)
Balance at March 1, 2008	5,628
Original charges	5,591
Revisions	483
Cash payments	(6,704)
Balance at February 28, 2009	$ 4,998

Included in the table above are lease termination costs related to the closure of all of the Company's clearance and Pier 1 Kids stores and the direct to consumer channel. These concepts were closed during fiscal 2008 since their aggregate performance was not in line with the Company's profitability targets. Lease termination costs associated with these closures were $258,000, or less than $0.01 per share, during fiscal 2009 and $7,973,000, or $0.09 per share, during fiscal 2008. Cash outflows related to these lease terminations were $2,889,000 and $5,138,000 during fiscal 2009 and 2008, respectively. The net write-off of fixed assets, write-down of inventory and employee severance costs associated with these closures was not material.

An outside firm has been hired to assist the Company in negotiating with landlords to achieve reductions in rental rates across its store portfolio. In certain cases, if appropriate rental reductions

NOTE 4—COSTS ASSOCIATED WITH EXIT ACTIVITIES (Continued)

cannot be reached, the Company may elect to close those locations. Currently, the Company expects to close no more than 80 locations in connection with these negotiation efforts. Actual expenses related to these closures cannot be estimated as they will largely depend upon the results of on going negotiations.

NOTE 5—LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at February 28, 2009 and March 1, 2008 (in thousands):

	2009	2008
Industrial revenue bonds	$ 19,000	$ 19,000
6.375% convertible senior notes due 2036	165,000	165,000
	184,000	184,000
Less—portion due within one year	—	—
Long-term debt	$184,000	$184,000

The Company has $19,000,000 in industrial revenue bond loan agreements, which have been outstanding since 1987. Proceeds were used to construct warehouse/distribution facilities. The loan agreements and related tax-exempt bonds mature in the year 2026. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rate, including standby letter of credit fees, was 3.5% for fiscal 2009 and 5.2% for both fiscal 2008 and 2007.

In February 2006, the Company issued $165,000,000 of 6.375% convertible senior notes due 2036 (the "Notes") in a private placement, and subsequently registered the Notes with the Securities and Exchange Commission in June 2006. The Notes are governed by an Indenture dated February 14, 2006 (the "Indenture"). The Notes bear interest at a rate of 6.375% per year until February 15, 2011 and at a rate of 6.125% per year thereafter. Interest is payable semiannually in arrears on February 15 and August 15 of each year, and commenced August 15, 2006. The Notes are convertible into cash and, if applicable, shares of the Company's common stock based on an initial conversion rate, subject to adjustments, of 65.8328 shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $15.19 per share representing a 40% conversion premium at issuance). Holders of the Notes may convert their Notes only under the following circumstances: (1) during any fiscal quarter (and only during such fiscal quarter) commencing after May 27, 2006, if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on such last trading day; (2) if the Company has called the Notes for redemption; or (3) upon the occurrence of specified corporate transactions. In general, upon conversion of a Note, a holder will receive cash equal to the lesser of the principal amount of the Note or the conversion value of the Note, plus common stock of the Company for any conversion value in excess of the principal amount. As of February 28, 2009, the maximum number of shares that could be required to be issued to net share settle the conversion of the Notes was 10,862,412 shares. The Company may redeem the Notes at its option on or after February 15, 2011 for cash at 100% of the principal amount. The Notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's material domestic consolidated subsidiaries.

NOTE 5—LONG-TERM DEBT AND AVAILABLE CREDIT (Continued)

The holders of the Notes can, at their option, require the Company to purchase all or a portion of their Notes at a repurchase price in cash equal to 100% of the principal amount of the repurchased Notes at February 15, 2011, February 15, 2016, February 15, 2021, February 15, 2026 and February 15, 2031, or if a fundamental change occurs. "Fundamental change" is defined in the Indenture and will be deemed to have occurred upon (1) certain changes in beneficial ownership of the Company's common equity as described in the Indenture, (2) certain share exchanges, consolidations, mergers, or assets transactions as described in the Indenture, (3) "Continuing Directors" as defined in the Indenture ceasing to constitute at least a majority of the Company's board of directors, (4) the Company's stockholders approving any plan or proposal for the Company's liquidation or dissolution, or (5) the Company's common stock ceasing to be listed on a national securities exchange or quoted on the Nasdaq National Market or another established automated over-the-counter trading market in the United States. The Company believes that it will continue to be able to satisfy the above requirement for the listing or quotation of its common stock. If the Company is, however, unable to comply with this provision of the Notes, the holders of the Notes could, at their option, require the Company to repurchase all or a portion of their Notes. Such an event could have a material adverse effect on the Company if the Company does not have sufficient cash, is unable to raise sufficient additional capital for such repurchases, or is otherwise unable to refinance the Notes.

In connection with the issuance of the Notes, the Company purchased a call option with respect to its common stock. If the call option, which expires February 15, 2011, is exercised by the Company, it must be net share settled, and, in all cases, the Company would receive shares. This transaction has no effect on the terms of the Notes, but is intended to reduce the potential dilution upon future conversion of the Notes by effectively increasing the initial conversion price to $17.09 per share, representing a 57.5% conversion premium at issuance. The call option is exercisable under the same circumstances which can trigger conversion under the Notes so long as the Company remains listed on the New York Stock Exchange, The American Stock Exchange, or the Nasdaq National Market or their respective successors. The cost of $9,145,000 of the purchased call option is included in shareholders' equity.

EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"), provides guidance for distinguishing between when a financial instrument should be accounted for permanently in equity, temporarily in equity or as an asset or liability. The conversion feature of the Notes and the call option each meet the requirements of EITF 00-19 to be accounted for as equity instruments. Therefore, the conversion feature has not been accounted for as a derivative, which would require a mark-to-market adjustment each period. In the event the debt is exchanged, the transaction will be accounted for with the cash payment of principal reducing the recorded liability and the issuance of common shares recorded in shareholders' equity. In addition, the premium paid for the call option has been recorded as additional paid-in capital in the accompanying consolidated balance sheet and is not accounted for as a derivative. Incremental net shares for the Note conversion feature will be included in the Company's future diluted earnings per share calculations for those periods in which the Company's average common stock price exceeds $15.19 per share.

As discussed in *Note 13 of the Notes to Consolidated Financial Statements*, on March 20, 2009 a foreign subsidiary of the Company purchased $78,941,000 of the Company's outstanding Notes at a purchase price of $27,399,000, including accrued interest. The foreign subsidiary intends to hold the Notes until maturity. As a result of this transaction, the Company has reduced its outstanding convertible debt to $86,059,000 on a consolidated basis. The Company expects to recognize a gain of

NOTE 5—LONG-TERM DEBT AND AVAILABLE CREDIT (Continued)

approximately $49,000,000 in connection with this transaction during the first quarter of fiscal 2010. As a result of the put features of the Notes, the Company anticipates that the remaining $86,059,000 in Notes will have to be repaid or refinanced on or before February 15, 2011. The Notes are included in fiscal 2011 long-term debt maturities in the table below at the entire $165,000,000 that was outstanding at the end of fiscal 2009. Long-term debt matures as follows (in thousands):

Fiscal Year	Long-term Debt
2010	—
2011	165,000
2012	—
2013	—
2014	—
Thereafter	19,000
Total long-term debt	$184,000

The Company has a $325,000,000 secured credit facility which matures in May 2012 and is secured by the Company's eligible merchandise inventory and third-party credit card receivables. The Company sold its corporate headquarters building during fiscal 2009, and as a result, the building was removed from the assets securing borrowings under the Company's secured credit facility at that time. During fiscal 2009 and 2008, the Company had no cash borrowings under this facility. As of February 28, 2009, the Company's borrowing base, as defined by the agreement, was $201,669,000. This borrowing base calculation is subject to advance rates and commercially reasonable availability reserves. After excluding the required minimum $32,500,000 and the $84,256,000 in utilized letters of credit and bankers' acceptances from the borrowing base, $84,913,000 remained available for cash borrowings. The facility bears interest at LIBOR plus 1.0% for cash borrowings. The Company pays a fee ranging from 1.0% to 1.5% for standby letters of credit depending on the average daily availability as defined by the agreement, 0.5% for trade letters of credit and a commitment fee of 0.25% for any unused amounts. As of February 28, 2009, the fee for standby letters of credit was 1.0%. As of February 28, 2009, the Company utilized approximately $84,256,000 in letters of credit and bankers' acceptances against the secured credit facility. Of the outstanding balance, approximately $16,228,000 related to trade letters of credit and bankers acceptances for merchandise purchases, $43,669,000 related to standby letters of credit for the Company's workers' compensation and general liability insurance policies, $19,429,000 related to standby letters of credit related to the Company's industrial revenue bonds, and $4,930,000 related to other miscellaneous standby letters of credit. Should the availability under the facility be less than $32,500,000, the Company would be required to comply with a fixed charge coverage ratio as stated in the agreement. Assuming availability was below that level, the fixed charge coverage ratio would not have been met during fiscal 2009. The Company does not anticipate falling below this minimum availability in the foreseeable future. The Company was in compliance with all required debt covenants at fiscal 2009 year end. This facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. Under this credit facility, the Company will not be restricted from paying certain dividends unless the availability under the facility over a specified period of time is projected to be less than $97,500,000.

NOTE 6—CONDENSED FINANCIAL STATEMENTS

The Company's 6.375% convertible senior notes due 2036 are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's material domestic consolidated subsidiaries (the "Guarantor Subsidiaries"). The subsidiaries that do not guarantee such notes are comprised of the Company's foreign subsidiaries and certain other insignificant domestic consolidated subsidiaries (the "Non-Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries is wholly owned. The Company registered these Notes with the Securities and Exchange Commission in June 2006; therefore, in lieu of providing separate audited financial statements for the Guarantor Subsidiaries, condensed consolidating financial information is presented below.

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended February 28, 2009
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,312,426	$14,674	$ (6,423)	$1,320,677
Cost of sales (including buying and store occupancy costs)	—	950,710	13,244	(6,741)	957,213
Selling, general and administrative (including depreciation and amortization)	3,788	479,724	515	—	484,027
Operating income (loss)	(3,788)	(118,008)	915	318	(120,563)
Nonoperating (income) expenses	(2,398)	10,881	(417)	—	8,066
Income (loss) from continuing operations before income taxes	(1,390)	(128,889)	1,332	318	(128,629)
Provision (benefit) for income taxes	—	637	(13)	—	624
Net income (loss) from continuing operations	(1,390)	(129,526)	1,345	318	(129,253)
Net income (loss) from subsidiaries	(128,181)	1,345	—	126,836	—
Net income (loss)	$(129,571)	$ (128,181)	$ 1,345	$127,154	$ (129,253)

NOTE 6—CONDENSED FINANCIAL STATEMENTS (Continued)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended March 1, 2008
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,505,011	$38,155	$(31,334)	$1,511,832
Cost of sales (including buying and store occupancy costs)	—	1,068,371	35,466	(31,557)	1,072,280
Selling, general and administrative (including depreciation and amortization)	1,829	525,279	582	—	527,690
Operating income (loss)	(1,829)	(88,639)	2,107	223	(88,138)
Nonoperating (income) expenses	(2,106)	7,999	(614)	—	5,279
Income (loss) from continuing operations before income taxes	277	(96,638)	2,721	223	(93,417)
Provision for income taxes	—	2,380	214	—	2,594
Net income (loss) from continuing operations	277	(99,018)	2,507	223	(96,011)
Net income (loss) from subsidiaries	(96,511)	2,507	—	94,004	—
Net income (loss)	$(96,234)	$ (96,511)	$ 2,507	$ 94,227	$ (96,011)

NOTE 6—CONDENSED FINANCIAL STATEMENTS (Continued)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

Year Ended March 3, 2007

(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,615,951	$42,780	$(35,515)	$1,623,216
Cost of sales (including buying and store occupancy costs)	—	1,145,765	39,114	(35,622)	1,149,257
Selling, general and administrative (including depreciation and amortization)	1,585	697,075	1,529	—	700,189
Operating income (loss)	(1,585)	(226,889)	2,137	107	(226,230)
Nonoperating (income) expenses	(3,660)	6,251	(698)	—	1,893
Income (loss) from continuing operations before income taxes	2,075	(233,140)	2,835	107	(228,123)
Provision (benefit) for income taxes	—	(1,101)	216	—	(885)
Net income (loss) from continuing operations	2,075	(232,039)	2,619	107	(227,238)
Net income (loss) from subsidiaries	(229,827)	2,212	—	227,615	—
Discontinued operations:					
Loss from discontinued operations	—	—	(638)	—	(638)
Benefit for income taxes	—	—	(231)	—	(231)
Net loss from discontinued operations	—	—	(407)	—	(407)
Net income (loss)	$(227,752)	$ (229,827)	$ 2,212	$227,722	$ (227,645)

NOTE 6—CONDENSED FINANCIAL STATEMENTS (Continued)

CONSOLIDATING CONDENSED BALANCE SHEET
February 28, 2009
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 61,648	$ 62,399	$31,751	$ —	$155,798
Other accounts receivable, net	2	15,684	1,880	—	17,566
Inventories	—	316,245	86	—	316,331
Income tax receivable	—	1,667	482	—	2,149
Prepaid expenses and other current assets	100	41,783	—	—	41,883
Total current assets	61,750	437,778	34,199	—	533,727
Other properties, net	—	81,398	3,737	—	85,135
Investment in subsidiaries	16,125	45,262	—	(61,387)	—
Other noncurrent assets	5,525	31,075	—	—	36,600
	$ 83,400	$595,513	$37,936	$(61,387)	$655,462
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 116	$ 80,288	$ 291	$ —	$ 80,695
Intercompany payable (receivable)	(226,635)	234,163	(7,528)	—	—
Gift cards and other deferred revenue	—	47,332	—	—	47,332
Accrued income taxes payable (receivable)	48	4,553	(167)	—	4,434
Other accrued liabilities	610	100,662	78	—	101,350
Total current liabilities	(225,861)	466,998	(7,326)	—	233,811
Long-term debt	165,000	19,000	—	—	184,000
Other noncurrent liabilities	—	93,390	—	—	93,390
Shareholders' equity	144,261	16,125	45,262	(61,387)	144,261
	$ 83,400	$595,513	$37,936	$(61,387)	$655,462

NOTE 6—CONDENSED FINANCIAL STATEMENTS (Continued)

CONSOLIDATING CONDENSED BALANCE SHEET

March 1, 2008

(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 53,030	$ 26,824	$ 13,579	$ —	$ 93,433
Other accounts receivable, net	5	21,607	1,509	—	23,121
Inventories	—	411,709	—	—	411,709
Income tax receivable	—	13,251	381	—	13,632
Prepaid expenses and other current assets	78	41,367	—	—	41,445
Total current assets	53,113	514,758	15,469	—	583,340
Office building and related assets	—	80,539	—	—	80,539
Other properties, net	—	111,112	3,840	—	114,952
Investment in subsidiaries	145,555	43,354	—	(188,909)	—
Other noncurrent assets	6,588	36,485	—	—	43,073
	$ 205,256	$786,248	$ 19,309	$(188,909)	$821,904
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 126	$104,900	$ 1,058	$ —	$106,084
Intercompany payable (receivable)	(228,310)	253,339	(25,029)	—	—
Gift cards and other deferred revenue	—	63,101	—	—	63,101
Accrued income taxes payable (receivable)	48	5,065	(113)	—	5,000
Other accrued liabilities	648	101,130	39	—	101,817
Total current liabilities	(227,488)	527,535	(24,045)	—	276,002
Long-term debt	165,000	19,000	—	—	184,000
Other noncurrent liabilities	—	94,158	—	—	94,158
Shareholders' equity	267,744	145,555	43,354	(188,909)	267,744
	$ 205,256	$786,248	$ 19,309	$(188,909)	$821,904

NOTE 6—CONDENSED FINANCIAL STATEMENTS (Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

Year Ended February 28, 2009

(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 4,782	$(55,282)	$18,866	$—	$(31,634)
Cash flow from investing activities:					
Capital expenditures	—	(13,378)	—	—	(13,378)
Proceeds from disposition of properties	—	102,478	—	—	102,478
Proceeds from the sale of restricted investments	—	3,258	—	—	3,258
Purchase of restricted investments	—	(2,020)	—	—	(2,020)
Collections of a note receivable	—	1,500	—	—	1,500
Capitalization of subsidiary	—	(250)	250	—	—
Net cash provided by investing activities	—	91,588	250	—	91,838
Cash flow from financing activities:					
Proceeds from stock options exercised, stock purchase plan and other, net	2,161	—	—	—	2,161
Advances (to) from subsidiaries	1,675	(731)	(944)	—	—
Net cash provided by (used in) financing activities	3,836	(731)	(944)	—	2,161
Change in cash and cash equivalents	8,618	35,575	18,172	—	62,365
Cash and cash equivalents at beginning of period	53,030	26,824	13,579	—	93,433
Cash and cash equivalents at end of period	$61,648	$ 62,399	$31,751	$—	$155,798

NOTE 6—CONDENSED FINANCIAL STATEMENTS (Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Year Ended March 1, 2008
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 7,230	$(94,318)	$ 4,014	$—	$(83,074)
Cash flow from investing activities:					
Capital expenditures	—	(7,153)	—	—	(7,153)
Proceeds from disposition of properties	—	5,674	—	—	5,674
Proceeds from the sale of restricted investments	—	6,986	—	—	6,986
Purchase of restricted investments	—	(589)	—	—	(589)
Collections of principal on beneficial interest in securitized receivables	—	1,500	—	—	1,500
Net cash provided by investing activities	—	6,418	—	—	6,418
Cash flow from financing activities:					
Proceeds from stock options exercised, stock purchase plan and other, net	3,909	—	—	—	3,909
Debt issuance costs	—	(998)	—	—	(998)
Advances (to) from subsidiaries	(69,272)	72,023	(2,751)	—	—
Net cash provided by (used in) financing activities	(65,363)	71,025	(2,751)	—	2,911
Change in cash and cash equivalents	(58,133)	(16,875)	1,263	—	(73,745)
Cash and cash equivalents at beginning of period	111,163	43,699	12,316	—	167,178
Cash and cash equivalents at end of period	$ 53,030	$ 26,824	$13,579	$—	$ 93,433

NOTE 6—CONDENSED FINANCIAL STATEMENTS (Continued)

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
Year Ended March 3, 2007
(in thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries[1]	Eliminations	Total[1]
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 9,354	$(117,163)	$ 2,922	$(18)	$(104,905)
Cash flow from investing activities:					
Capital expenditures	—	(28,600)	—	—	(28,600)
Proceeds from disposition of properties	—	173	—	—	173
Net proceeds from sale of discontinued operations	—	14,998	(3,397)	—	11,601
Net proceeds from sale of Pier 1 National Bank	—	12,962	(2,208)	—	10,754
Proceeds from the sale of restricted investments	—	25,707	—	—	25,707
Purchase of restricted investments	—	(9,712)	—	—	(9,712)
Collections of principal on beneficial interest in securitized receivables	—	21,907	—	—	21,907
Net cash provided by (used in) investing activities	—	37,435	(5,605)	—	31,830
Cash flow from financing activities:					
Cash dividends	(17,398)	(18)	—	18	(17,398)
Proceeds from stock options exercised, stock purchase plan and other, net	4,618	101	—	—	4,719
Notes payable borrowings	—	69,000	—	—	69,000
Repayments of notes payable	—	(69,000)	—	—	(69,000)
Debt issuance costs	—	(283)	—	—	(283)
Advances (to) from subsidiaries	(16,190)	22,858	(6,668)	—	—
Net cash provided by (used in) financing activities	(28,970)	22,658	(6,668)	18	(12,962)
Change in cash and cash equivalents	(19,616)	(57,070)	(9,351)	—	(86,037)
Cash and cash equivalents at beginning of period	130,779	100,769	21,667	—	253,215
Cash and cash equivalents at end of period	$111,163	$ 43,699	$12,316	$ —	$ 167,178

(1) Includes cash at discontinued operation at the beginning of period of $7,100 and $0 at end of period.

NOTE 7—EMPLOYEE BENEFIT PLANS

The Company offers a qualified, defined contribution employee retirement plan to all its full- and part-time personnel who are at least 18 years old and have been employed for a minimum of six months. During fiscal 2009, 2008 and 2007, employees contributing 1% to 5% of their compensation received a matching Company contribution of up to 3%. Company contributions to the plan were $2,082,000, $2,305,000 and $2,645,000 in fiscal 2009, 2008 and 2007, respectively.

In addition, the Company offers non-qualified deferred compensation plans for the purpose of providing deferred compensation for certain employees whose benefits under the qualified plan may be limited under Section 401(k) of the Internal Revenue Code. The Company's expense for these non-qualified plans was $690,000, $831,000 and $1,628,000 for fiscal 2009, 2008 and 2007, respectively. The Company has trusts established for the purpose of setting aside funds to be used to settle certain obligations of these non-qualified deferred compensation plans and contributed $2,020,000 and used $3,258,000 to satisfy a portion of retirement obligations during fiscal 2009. As of February 28, 2009 and March 1, 2008, the trusts' assets consisted of interest bearing investments of $247,000 and $1,460,000 and life insurance policies with cash surrender values of $5,409,000 and $7,187,000 and death benefits of $13,486,000 and $17,100,000, respectively. The trust assets are restricted and may only be used to satisfy obligations to plan participants. The Company owns and is the beneficiary of a number of insurance policies on the lives of current and former key executives that are unrestricted as to use. At the discretion of the Board of Directors such policies could be contributed to these trusts or to the trusts established for the purpose of setting aside funds to be used to satisfy obligations arising from supplemental retirement plans described below. The cash surrender value of these unrestricted policies was $16,038,000 at February 28, 2009, and the death benefit was $24,920,000. These cash surrender values are carried in the Company's consolidated financial statements in other noncurrent assets.

The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability, reaching retirement age and certain termination events, a participant will receive benefits based on highest compensation, years of service and years of plan participation. The Company recorded expenses related to the Plans of $3,210,000, $3,511,000 and $15,112,000 in fiscal 2009, 2008 and 2007, respectively.

The Plans are not funded and thus have no plan assets. However, a trust has been established for the purpose of setting aside funds to be used to settle the defined benefit plan obligations upon retirement or death of certain participants. The trust assets are consolidated in the Company's financial statements and consist of interest bearing investments in the amounts of $17,000 and $16,000 included in other noncurrent assets at February 28, 2009 and March 1, 2008, respectively. These investments are restricted and may only be used to satisfy retirement obligations to certain participants. The Company has accounted for these restricted investments as available-for-sale securities. Cash contributions of $0 and $23,000 were made to the trust in fiscal 2009 and 2008, respectively. Any future contributions will be made at the discretion of the Board of Directors. Restricted investments from the trust were sold to fund retirement benefits of $0 and $6,986,000 in fiscal 2009 and 2008, respectively. Funds from the trust will be used to fund or partially fund benefit payments through fiscal year 2019 that are expected to total approximately $21,118,000. Of this amount, the Company expects to pay $1,784,000 during fiscal 2010, $118,000 during fiscal 2011, $118,000 during fiscal 2012, $118,000 during fiscal 2013, $1,792,000 during fiscal 2014 and $17,188,000 during fiscal years 2015 through 2019.

NOTE 7—EMPLOYEE BENEFIT PLANS (Continued)

Measurement of obligations for the Plans is calculated as of each fiscal year end. The following provides a reconciliation of benefit obligations and funded status of the Plans as of February 28, 2009 and March 1, 2008 (in thousands):

	2009	2008
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 16,609	$ 16,460
Service cost	923	498
Interest cost	923	764
Actuarial (gain) loss[1]	(715)	5,238
Benefits paid (including settlements)	(118)	(6,351)
Projected benefit obligation, end of year	$ 17,622	$ 16,609
Reconciliation of funded status:		
Projected benefit obligation	$ 17,622	$ 16,609
Plan assets	—	—
Funded status	$(17,622)	$(16,609)
Accumulated benefit obligation	$(17,622)	$(16,609)
Amounts recognized in the balance sheets:		
Current liability	$ (1,784)	$ (326)
Noncurrent liability	(15,838)	(16,282)
Accumulated other comprehensive loss, pre-tax	4,232	6,311
Net amount recognized	$(13,390)	$(10,297)
Cumulative other comprehensive loss, net of taxes of $3,291 in fiscal 2009 and 2008	$ 941	$ 3,020
Weighted average assumptions used to determine:		
Benefit obligation, end of year:		
Discount rate	5.00%	5.00%
Lump-sum conversion discount rate	5.00%	2.75%
Rate of compensation increase[2]	0.00%	0.00%
Net periodic benefit cost for years ended:		
Discount rate	5.00%	5.50%
Lump-sum conversion discount rate	2.75%	2.75%
Rate of compensation increase[2]	0.00%	0.00%

(1) Actuarial loss for fiscal 2008 included the impact from the addition of the Company's President and Chief Executive Officer to the Plan during the year. Pursuant to his employment agreement, he was entitled to initially participate in the Plan with the same level of benefit as his accrued benefit at his former employer.

(2) The rate of compensation increase shown above reflects no increase anticipated for fiscal 2010. An increase of 3.0% was assumed for fiscal years 2011 and thereafter.

NOTE 7—EMPLOYEE BENEFIT PLANS (Continued)

Net periodic benefit cost included the following actuarially determined components during fiscal 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
Service cost	$ 923	$ 498	$ 2,405
Interest cost	923	764	1,931
Amortization of unrecognized prior service cost	551	361	804
Amortization of net actuarial loss	445	125	3,203
Settlement charges	—	1,399	5,257
Curtailment charge	368	364	1,512
Net periodic benefit cost	$3,210	$3,511	$15,112

As of February 28, 2009 and March 1, 2008, accumulated other comprehensive loss included amounts that had not been recognized as components of net periodic benefit cost related to prior service cost of $3,398,000 and $4,317,000, and net actuarial loss of $834,000 and $1,993,000, respectively. The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic cost in fiscal 2010 are $498,000 and $67,000, respectively.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Pension Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize the funded status of postretirement benefit plans as an asset or liability in the financial statements. The Company adopted the funded status recognition portion of SFAS 158 as of March 3, 2007, and recorded an additional liability with an offset to other comprehensive income of $1,631,000. In addition, SFAS 158 requires an employer to measure its postretirement benefit plan assets and benefit obligations as of the date of the employer's fiscal year end. This portion of the statement was effective for the Company for fiscal 2009 and did not have a material impact on the Company's consolidated financial statements.

NOTE 8—MATTERS CONCERNING SHAREHOLDERS' EQUITY

On March 23, 2006, the Board of Directors approved the adoption of the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (the "2006 Plan"). The 2006 Plan was approved by the shareholders on June 22, 2006. The aggregate number of shares available for issuance under the 2006 Plan included a new authorization of 1,500,000 shares, plus shares (not to exceed 560,794 shares) that remained available for grant under the Pier 1 Imports, Inc. 1999 Stock Plan (the "1999 Stock Plan") and the Pier 1 Imports, Inc. Management Restricted Stock Plan, increased by the number of shares (not to exceed 11,186,150 shares) subject to outstanding awards on March 23, 2006, under these prior plans that cease to be subject to such awards. As of February 28, 2009, there was a total of 1,505,812 shares available for grant under the 2006 Plan.

Stock option grants—On January 27, 2007, the Board of Directors approved an employment agreement for the Company's President and Chief Executive Officer (the "CEO"). The employment agreement set forth that on February 19, 2007, the CEO would be granted two options to purchase an aggregate of 3,000,000 shares of the Company's common stock. The exercise price per share would be the fair market value of the Company's common stock on the following day, which was $6.69. The

NOTE 8—MATTERS CONCERNING SHAREHOLDERS' EQUITY (Continued)

options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by the Company. The first option for 1,000,000 shares vested on February 19, 2008. The second option for 2,000,000 shares could have vested up to 1,000,000 shares based on the Company's performance as measured by an adjusted consolidated EBITDA target as defined in the agreement for the Company's 2009 fiscal year. However, the target was not met and the shares did not vest. The remaining 1,000,000 shares from the second option may vest based on the Company's performance as measured by an adjusted consolidated EBITDA target for the Company's 2010 fiscal year. Subject to the terms of the employment agreement, the CEO must be employed at the end of each fiscal year for the respective options to vest. All options have a term of ten years from the date of grant. The Company did not expense 1,000,000 shares of the second option during fiscal 2009 since the adjusted consolidated EBITDA target was not met. The remaining 1,000,000 shares of the second grant did not have a SFAS 123R grant date at the end of fiscal 2009 and will be expensed in fiscal 2010 if the Company determines it is probable the adjusted consolidated EBITDA target that was set will be met.

During fiscal 2009, the Board of Directors approved stock option grants under the 2006 Plan of 617,300 shares. As of February 28, 2009 and March 1, 2008, outstanding options covering 1,259,250 and 802,625 shares were exercisable under the 2006 Plan, respectively. Options were granted at exercise prices equal to the fair market value of the Company's common stock at the date of grant. Employee options issued under the 2006 Plan vest over a period of four years and have a term of ten years from the grant date. The employee options are fully vested upon death, disability or retirement of the employee. The 2006 Plan's administrative committee also has the discretion to take certain actions with respect to stock options, such as accelerating the vesting, upon certain corporate changes (as defined in the 2006 Plan). Non-employee director options are fully vested on the date of grant, and are exercisable for a period of ten years.

The 1999 Stock Plan provided for the granting of options to directors and employees with an exercise price not less than the fair market value of the common stock on the date of the grant. The 1999 Stock Plan provided that a maximum of 14,500,000 shares of common stock could be issued under the 1999 Stock Plan, of which not more than 250,000 shares could be issued under the Director Deferred Stock Program. The options issued to employees vest equally over a period of four years, while non-employee directors' options were fully vested at the date of issuance. Both options have a term of ten years from the grant date. The employee options are fully vested upon death, disability, or retirement of an employee, or under certain conditions, such as a change in control of the Company, unless the Board of Directors determines otherwise prior to a change of control event. As of February 28, 2009, there were no shares available for grant under the 1999 Stock Plan. All future stock option grants will be made from shares available under the 2006 Plan. Additionally, outstanding options covering 7,757,400 and 8,465,775 shares were exercisable under the 1999 Stock Plan at fiscal years ended 2009 and 2008, respectively.

Under the 1989 Employee Stock Option Plan, options vest over a period of four to five years and all have a term of ten years from the grant date. As of February 28, 2009 and March 1, 2008, outstanding options covering 368,975 and 714,825 shares were exercisable, respectively. As a result of the expiration of the plan during fiscal 2005, no shares are available for future grant. The plan was subject to adjustments for stock dividends and certain other changes to the Company's capitalization.

NOTE 8—MATTERS CONCERNING SHAREHOLDERS' EQUITY (Continued)

A summary of stock option transactions related to the stock option plans during the three fiscal years ended February 28, 2009 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Date of Grant	Exercisable Shares	
				Number of Shares	Weighted Average Exercise Price
Outstanding at February 25, 2006	12,738,025	$15.41		11,438,025	$15.54
Options granted	2,745,500	7.24	$3.33		
Options exercised	(98,950)	7.77			
Options cancelled or expired	(1,716,450)	14.42			
Outstanding at March 3, 2007	13,668,125	13.95		10,797,625	15.31
Options granted	724,000	7.71	3.31		
Options exercised	(50,775)	7.43			
Options cancelled or expired	(1,763,875)	14.54			
Outstanding at March 1, 2008	12,577,475	13.53		10,983,225	14.18
Options granted	617,300	7.29	3.42		
Options exercised	(2,875)	6.79			
Options cancelled or expired	(1,481,975)	14.43			
Outstanding at February 28, 2009	11,709,925	13.09		10,385,625	13.72

For shares outstanding at February 28, 2009

Ranges of Exercise Prices	Total Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares Currently Exercisable	Weighted Average Exercise Price-Exercisable Shares
$4.24—$6.69	1,524,150	$ 6.37	5.76	1,471,650	$ 6.41
$7.42—$11.27	4,200,900	8.23	5.46	3,062,850	8.48
$11.50—$17.25	2,712,500	16.20	5.65	2,580,000	16.30
$18.49—$21.00	3,272,375	19.88	4.10	3,271,125	19.88

As of February 28, 2009, the weighted average remaining contractual term for outstanding and exercisable options was 5.16 years and 4.78 years, respectively. The aggregate intrinsic value for outstanding and exercisable options was zero at fiscal 2009 year end. The total intrinsic value of options exercised for the fiscal years ended 2009, 2008 and 2007 was approximately $2,000, $58,000 and $372,000, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

On February 26, 2006, the Company adopted the provisions of SFAS 123R. SFAS 123R requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to February 26, 2006, the Company accounted for stock option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and recognized no compensation expense for stock option grants since all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of the stock options is amortized on a straight-line basis as compensation expense over the vesting periods of the options. The fair values for options granted during the respective period were estimated as of

NOTE 8—MATTERS CONCERNING SHAREHOLDERS' EQUITY (Continued)

the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007
Weighted average fair value of options granted	$ 3.42	$ 3.31	$ 3.33
Risk-free interest rates	2.60%	4.68%	4.95%
Expected stock price volatility	51.29%	42.43%	47.15%
Expected dividend yields	0.00%	0.25%	0.40%
Weighted average expected lives	5 years	5 years	5 years

Option valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected term of the option, the Company bases its estimates on historical exercise activity of grants with similar vesting periods. Expected volatility is based on the historical volatility of the common stock of the Company for a period approximating the expected life. The risk free interest rate utilized is the United States Treasury rate that most closely matches the weighted average expected life at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant or estimates of future anticipated dividend rates.

At February 28, 2009, there was approximately $3,313,000 of total unrecognized compensation expense related to unvested stock option awards. This expense is expected to be recognized over a weighted average period of 2.08 years. The Company recorded stock-based compensation expense related to stock options of approximately $3,528,000, or $0.04 per share, $4,278,000, or $ 0.05 per share, and $4,494,000, or $0.05 per share, in fiscal 2009, 2008 and 2007, respectively. The Company recognized no net tax benefit related to stock based compensation during fiscal 2009 or fiscal 2008 as a result of the Company's valuation allowance on all deferred tax assets. *See Note 10 of the Notes to Consolidated Financial Statements for additional discussion of income taxes.*

A summary of the Company's nonvested options as of February 28, 2009 is as follows:

	Options	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	1,594,250	$3.68
Granted	617,300	3.42
Vested	(674,750)	3.78
Cancelled	(212,500)	3.54
Nonvested at end of period	1,324,300	$3.53

Restricted stock grants—As of February 28, 2009 and March 1, 2008, the Company had 592,398 and 524,885 unvested shares of restricted stock awards outstanding, respectively. During fiscal 2009, 399,400 shares of restricted stock were granted, 177,268 shares of restricted stock vested, and 154,619 shares of restricted stock were cancelled. During fiscal 2008, 435,100 shares of restricted stock were granted, 78,870 shares of restricted stock vested, and 154,415 shares of restricted stock were cancelled. The weighted average fair market value at the date of grant of the restricted stock shares granted

NOTE 8—MATTERS CONCERNING SHAREHOLDERS' EQUITY (Continued)

during fiscal 2009 pursuant to the 2006 Plan was $7.45 and is being expensed over the requisite vesting period of three years. As of fiscal 2009 year end, no shares were available for future grant under the Management Restricted Stock Plan since all future grants, if any, will be made from shares available under the 2006 Plan.

Compensation expense for restricted stock was $1,649,000, or $0.02 per share, $1,559,000, or $ 0.02 per share, and $970,000, or $0.01 per share in fiscal 2009, 2008 and 2007, respectively. As of February 28, 2009, there was $3,122,000 of total unrecognized compensation expense related to restricted stock that may be recognized over a weighted average period of 1.62 years if all performance targets are met. The total fair value of restricted stock awards vested was $1,076,000, $664,000, and $456,000 in fiscal 2009, 2008 and 2007, respectively.

Director deferred stock units—The 2006 Plan and the 1999 Stock Plan also authorize director deferred stock unit awards to be granted to non-employee directors. During fiscal 2009, each director could elect to defer up to 100% of their director's cash fees into a deferred stock unit account. The annual retainer fees deferred (other than committee chairman and chairman annual retainers) received a 25% matching contribution from the Company in the form of director deferred stock units. As of February 28, 2009 and March 1, 2008, there were 554,292 shares and 360,939 shares deferred, but not delivered, under the 2006 Plan and the 1999 Stock Plan. All future grants will be awarded from shares available for grant under the 2006 Plan. During fiscal 2009, approximately 193,352 director deferred stock units were granted, no shares were delivered, and no shares were cancelled. Compensation expense for the director deferred stock awards was $1,015,000, $1,084,000 and $557,000 in fiscal 2009, 2008 and 2007, respectively.

Stock purchase plan—Substantially all Company employees are eligible to participate in the Pier 1 Imports, Inc. Stock Purchase Plan under which the Company's common stock is purchased on behalf of employees at market prices through regular payroll deductions. Each participant may contribute up to 20% of the eligible portions of compensation. The Company contributes 25% of the participants' contributions. Prior to June 20, 2008, a participant could contribute up to 10% of eligible compensation, and the Company contributed from 10% to 100% of the participant's contribution, depending on length of participation and date of entry into the plan. Company contributions to the plan were $263,000, $786,000 and $1,143,000 in fiscal years 2009, 2008 and 2007, respectively. As of March 29, 2009, the Company's stock purchase plan was suspended.

Shares reserved for future issuances—As of February 28, 2009, the Company had approximately 15,770,000 shares reserved for future issuances under the stock plans. This amount includes stock options outstanding, director deferred units and shares available for future grant.

NOTE 9—PROPRIETARY CREDIT CARD INFORMATION

On September 6, 2006, the Company allowed its agreement to securitize its proprietary credit card receivables to expire. At the time of expiration, the Company purchased $144,007,000 of proprietary credit card receivables, previously held by the Master Trust, an unconsolidated subsidiary, for $100,000,000 in cash and in exchange for $44,007,000 of beneficial interest. The Master Trust, upon approval from the Class A Certificate holders, paid $100,000,000 to redeem the Class A Certificates that were outstanding.

NOTE 9—PROPRIETARY CREDIT CARD INFORMATION (Continued)

On November 21, 2006, the Company completed the sale of its proprietary credit card operations to Chase. The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts, and the common stock of Pier 1 National Bank. The Company received cash proceeds of $157,583,000 and was entitled to receive additional proceeds of $10,750,000, plus any accrued interest, over the life of the long-term program agreement. In both fiscal 2009 and fiscal 2008, the Company received payments of $1,500,000. The net deferred gain associated with this sale will be recognized in nonoperating income over the ten-year life of the agreement described below. The Company recognized $2,164,000 and $1,551,000 deferred gain related to this agreement in fiscal 2009 and 2008, respectively.

In addition, the Company and Chase entered into a long-term program agreement. Under this agreement, the Company continues to support the card through marketing programs and receive additional payments over the life of the agreement for transaction level incentives, marketing support and other program terms. The Company received total payments of $7,500,000 and $8,742,000 related to this agreement during fiscal 2009 and 2008, respectively.

Prior to the sale of its proprietary credit card operations in November 2006, the Company's proprietary credit card receivables were generated under open-ended revolving credit accounts issued by its subsidiary, Pier 1 National Bank, to finance purchases of merchandise and services offered by the Company. These accounts had various billing and payment structures, including varying minimum payment levels. The Company had an agreement with a third party to provide certain credit card processing and related credit services, while the Company maintained control over credit policy decisions and customer service standards.

Net proprietary credit card income was included in selling, general and administrative expenses on the Company's statements of operations. The following table presents a summary of the Company's proprietary credit card results, prior to the sale of Pier 1 National Bank, for fiscal 2007 on a managed basis. Fiscal 2007 income and costs include activity through November 21, 2006, when the Company completed the sale of its proprietary credit card operations.

	2007 (in thousands)
Income:	
Finance charge income, net of debt service costs	$20,127
Other income	118
	20,245
Costs:	
Processing fees	11,565
Bad debts	3,449
	15,014
Net proprietary credit card income	$ 5,231

The Company began securitizing its entire portfolio of proprietary credit card receivables (the "Receivables") in fiscal 1997. On a daily basis from February 26, to September 6, 2006, the Company sold all of its proprietary credit card receivables, except an immaterial amount of those that failed certain eligibility criteria, to a special-purpose wholly owned subsidiary, Funding. The Receivables were then transferred from Funding to the Master Trust. In exchange for the Receivables, the Company

NOTE 9—PROPRIETARY CREDIT CARD INFORMATION (Continued)

received cash and retained a residual interest in the Master Trust. These cash payments were funded from undistributed principal collections on the Receivables that were previously sold to the Master Trust.

Funding was capitalized by the Company as a special-purpose wholly owned subsidiary and was subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. The Master Trust issued beneficial interests that represented undivided interests in the assets of the Master Trust. Neither Funding nor the Master Trust was consolidated in the Company's financial statements. Under U.S. generally accepted accounting principles, if the structure of a securitization meets certain requirements, such transactions are accounted for as sales of receivables. As the Company's securitizations met such requirements, they were accounted for as sales. Gains or losses resulting from the daily sales of Receivables to Funding were not material during fiscal 2007. The Company's exposure to deterioration in the performance of the Receivables was limited to its retained beneficial interest in the Master Trust. As such, the Company had no corporate obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

As a result of the securitization, the Master Trust had $100,000,000 of outstanding 2001-1 Class A Certificates issued to a third party through September 6, 2006. The 2001-1 Class A Certificates bore interest at a floating rate equal to the rate on commercial paper issued by the third party plus a credit spread. Since the securitization agreement expired in September 2006, there were no outstanding 2001-1 Class A Certificates or 2001-1 Class B Certificates at the end of fiscal 2009 or 2008, as all amounts were settled.

Cash flows received by the Company from the Master Trust during fiscal 2007 were as follows (in thousands):

	2007
Proceeds from collections reinvested in revolving securitizations	$212,653
Servicing fees received	$ 1,190
Cash flows received on retained interests	$ 32,592

NOTE 10—INCOME TAXES

The provision (benefit) for income taxes for each of the last three fiscal years consists of (in thousands):

	2009	2008	2007
Federal:			
Current	$296	$ 521	$(25,442)
Deferred	—	—	22,980
State:			
Current	236	1,623	(365)
Deferred	—	—	1,596
Foreign:			
Current	92	450	346
Deferred	—	—	—
Provision (benefit) for income taxes from continuing operations	624	2,594	(885)
Provision (benefit) for income taxes from discontinued operations	—	—	(231)
Total provision (benefit) for income taxes	$624	$2,594	$ (1,116)

The Company files a U.S. federal income tax return and income tax returns in various states and foreign jurisdictions. The Company has settled and closed all Internal Revenue Service ("IRS") examinations of the Company's tax returns for all years through fiscal 2002. Certain refund claims have been through appeals and during fiscal 2009 the Company received a refund of $12,429,000, including interest. With only a few exceptions, and other than changes to state taxable income required by the IRS adjustments from the fiscal years 2000 through 2002 audit, the Company is no longer subject to state, local and non-U.S. income tax examinations by tax authorities for years before fiscal 2003. The IRS completed its examination of fiscal years 2003 through 2007 during the first quarter of fiscal 2010. As a result of prior refunds received for the years under audit, the final audit results are subject to approval by the Joint Committee on Taxation. Final approval is expected to be received within 15 months. There were no adjustments from this examination which resulted in significant permanent differences that had not already been reserved.

The Company has net operating loss carryforwards of approximately $276,000,000. These loss carryforwards can be utilized to offset future income but will begin to expire in fiscal year 2027 if not utilized before then.

NOTE 10—INCOME TAXES (Continued)

Deferred tax assets and liabilities from continuing operations at February 28, 2009 and March 1, 2008 were comprised of the following (in thousands):

	2009	2008
Deferred tax assets:		
Deferred compensation	$ 19,157	$ 16,933
Net operating loss	109,779	75,924
Accrued average rent	13,180	13,912
Fixed assets, net	33,741	17,584
Self insurance reserves	10,999	9,658
Deferred gain on sale of credit card operations	6,793	7,373
Cumulative foreign currency translation	1,299	1,949
Deferred revenue and revenue reserves	6,380	5,111
Purchased call option	1,561	2,159
Other	6,892	6,630
Total deferred tax assets	209,781	157,233
Deferred tax liabilities:		
Inventory	(27,733)	(29,898)
Other	(1,049)	(1,630)
Total deferred tax liabilities	(28,782)	(31,528)
Valuation allowance	(180,999)	(125,705)
Net deferred tax assets	$ —	$ —

During fiscal 2007, the Company recorded a valuation allowance against all deferred tax assets. In addition, net deferred tax assets arising from losses during fiscal 2009 and 2008 in excess of the amount expected to be carried back to offset taxable income in a prior year were fully reserved through a valuation allowance during the respective years. As these deferred tax assets were established and fully reserved during fiscal 2009 and 2008, there was no net impact to the provision of income taxes.

The difference between income taxes at the statutory federal income tax rate of 35% in fiscal 2009, 2008 and, 2007, and income tax reported in continuing operations in the consolidated statements of operations is as follows (in thousands):

	2009	2008	2007
Tax benefit at statutory federal income tax rate	$(45,020)	$(32,696)	$(79,843)
State income taxes, net of federal benefit	(12,350)	(1,240)	(4,091)
Increase in valuation allowance	56,637	36,498	83,047
Net foreign income taxed at lower rates, net of foreign tax credits	92	(209)	718
Other, net	1,265	241	(716)
Provision (benefit) for income taxes from continuing operations	$ 624	$ 2,594	$ (885)

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for

NOTE 10—INCOME TAXES (Continued)

uncertainty in tax positions. FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective as of the beginning of fiscal 2008. As a result of the cumulative effect of the adoption, the Company recorded a $5,073,000 decrease in retained earnings in fiscal 2008. Upon adoption on March 4, 2007, total reserves for uncertain tax positions were $13,908,000.

On a quarterly and annual basis, the Company accrues for the effects of open uncertain tax positions. A summary of amounts recorded for unrecognized tax benefits at the beginning and end of fiscal 2009 and 2008 are presented below, in thousands:

Unrecognized Tax Benefits—March 4, 2007	$13,908
Gross increases—tax positions in prior period	1,880
Gross decreases—tax positions in prior period	(1,400)
Settlements	(449)
Unrecognized Tax Benefits—March 1, 2008	$13,939
Gross increases—tax positions in prior period	3
Gross decreases—tax positions in prior period	(1,179)
Settlements	(1,418)
Expiration of statute of limitations	(168)
Unrecognized Tax Benefits—February 28, 2009	$11,177

If the Company were to prevail on all unrecognized tax benefits recorded, this entire reserve for uncertain tax positions would have a favorable impact on the effective tax rate. It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain of the Company's unrecognized tax positions will increase or decrease during the next 12 months as a result of audit settlements. Accordingly, the Company has classified $4,680,000 of the reserve for uncertain tax positions and the related accrued interest as a current liability in the accompanying consolidated balance sheet. The Company does not expect the resolution of these issues to have a significant effect on the Company's results of operations or financial position.

Interest and penalties associated with unrecognized tax benefits are recorded in nonoperating (income) and expenses and selling, general and administrative expenses, respectively. The Company recorded expenses of $1,059,000 and $2,312,000 related to penalties and interest in fiscal 2009 and fiscal 2008, respectively. The Company had accrued penalties and interest of $5,854,000 and $6,786,000 at February 28, 2009 and March 1, 2008, respectively.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Leases—At February 28, 2009, the Company had the following minimum lease commitments and future subtenant receipts from continuing operations in the years indicated (in thousands):

Fiscal Year	Operating Leases	Subtenant Income
2010	$225,496	$ 787
2011	202,259	839
2012	177,640	783
2013	141,379	561
2014	99,542	333
Thereafter	90,115	112
Total lease commitments	$936,431	$3,415

Rental expense incurred was $244,776,000, $253,962,000 and $257,255,000, including contingent rentals of $43,000, $46,000 and $93,000, based upon a percentage of sales, and net of sublease incomes totaling $281,000, $332,000 and $304,000 in fiscal 2009, 2008 and 2007, respectively.

During fiscal 2009, the Company entered into an agreement to sell its corporate headquarters building and accompanying land. As part of the transaction, the Company entered into an agreement to rent office space in the building. *See Note 2 of the Notes to Consolidated Financial Statements for further discussion.*

Legal matters—There were no significant legal matters in fiscal 2009. During fiscal 2008, the Company paid $4,376,000, for the settlement of a class action lawsuit regarding compensation matters, which was included in selling, general and administrative expenses in fiscal 2007.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. It is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

NOTE 12—DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2006, the Company's Board of Directors authorized management to sell its operations of The Pier with stores located in the United Kingdom and Ireland. The Company met the criteria of SFAS 144 that allowed it to classify The Pier as held for sale and present its results of operations as discontinued for all years presented. On March 20, 2006, the Company sold The Pier to Palli Limited for approximately $15,000,000. Palli Limited is a wholly owned subsidiary of Lagerinn ehf ("Lagerinn"), an Iceland corporation owned by Jakup a Dul Jacobsen. Collectively Lagerinn and Mr. Jacobsen beneficially owned approximately 9.9% of the Company's common stock as of the date of the sale. Expenses incurred by the Company in March 2006 related to The Pier were $407,000, net of taxes, which included an insignificant gain on the sale. The Company recorded net sales from these discontinued operations of $3,323,000 for fiscal 2007.

NOTE 13—SUBSEQUENT EVENT

On March 20, 2009, a foreign subsidiary of the Company purchased $78,941,000 of the Company's outstanding 6.375% convertible senior notes due 2036 at a purchase price of $27,399,000,including interest accrued to the date of purchase. The foreign subsidiary presently intends to hold the notes until maturity. As a result of this transaction the Company has reduced its outstanding convertible debt to $86,059,000 on a consolidated basis. In connection with this transaction, the Company expects to recognize a gain of approximately $49,000,000 during the first quarter of fiscal 2010.

NOTE 14—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended February 28, 2009 and March 1, 2008 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2009	**5/31/2008**	**8/30/2008**	**11/29/2008**	**2/28/2009**
Net sales	$310,020	$320,494	$300,906	$389,257
Gross profit	87,606	86,135	87,891	101,832
Net loss	(32,824)	(30,156)	(36,855)	(29,418)
Basic and diluted loss per share	(.37)	(.34)	(.41)	(.33)

	Three Months Ended			
Fiscal 2008	**6/2/2007**	**9/1/2007**	**12/1/2007**	**3/1/2008**
Net sales	$356,375	$344,566	$374,181	$436,710
Gross profit	87,178	87,524	125,895	138,955
Net income (loss)	(56,378)	(43,409)	(9,962)	13,738
Basic and diluted income (loss) per share	(.64)	(.49)	(.11)	.16

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 28, 2009, and based on this evaluation the Chief Executive Officer and Chief Financial Officer have concluded, with reasonable assurance, that the Company's disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed by the Company in its reports filed or furnished under the Exchange Act is (a) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (b) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Management concluded that based on its assessment, Pier 1 Imports, Inc.'s internal control over financial reporting was effective as of February 28, 2009. Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of February 28, 2009, as stated in their report which is included in this Annual Report on Form 10-K.

/s/ Alexander W. Smith

Alexander W. Smith
President and
Chief Executive Officer

/s/ Charles H. Turner

Charles H. Turner
Executive Vice President and
Chief Financial Officer

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2009 that would have materially affected, or would have been reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited Pier 1 Imports, Inc.'s internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pier 1 Imports, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pier 1 Imports, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pier 1 Imports, Inc. as of February 28, 2009 and March 1, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2009 and our report dated April 28, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
April 28, 2009

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors of the Company

Information regarding directors of the Company required by this Item is incorporated by reference to the section entitled "Item 1—Election of Directors, Nominees for Directors" set forth in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" set forth in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

Information regarding the Company's audit committee financial experts and code of ethics and business conduct required by this item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership" set forth in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

No director or nominee for director of the Company has any family relationship with any other director or nominee or with any executive officer of the Company.

Item 11. Executive Compensation.

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation" and the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership—Non-Employee Director Compensation for the Fiscal Year Ended February 28, 2009" set forth in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership—Security Ownership of Management", "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership—Security Ownership of Certain Beneficial Owners", the table entitled "Executive Compensation—Outstanding Equity Awards Table for the Fiscal Year Ended February 28, 2009", and the table entitled "Equity Compensation Plan Information" set forth in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Party Transactions" and "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership—Director Independence" set forth in the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services.

Information required by this Item is incorporated by reference to the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-approval of Nonaudit Fees" set forth in Item 4 of the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) *List of consolidated financial statements, schedules and exhibits filed as part of this report.*

1. *Financial Statements*

   Report of Independent Registered Public Accounting Firm

   Consolidated Statements of Operations for the Years Ended February 28, 2009, March 1, 2008 and March 3, 2007

   Consolidated Balance Sheets at February 28, 2009 and March 1, 2008

   Consolidated Statements of Cash Flows for the Years Ended February 28, 2009, March 1, 2008 and March 3, 2007

   Consolidated Statements of Shareholders' Equity for the Years Ended February 28, 2009, March 1, 2008 and March 3, 2007

   Notes to Consolidated Financial Statements

2. *Financial Statement Schedules*

   Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

3. *Exhibits*

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIER 1 IMPORTS, INC.

Date: April 28, 2009

By: /s/ ALEXANDER W. SMITH

Alexander W. Smith,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TOM M. THOMAS Tom M. Thomas	Director, Chairman of the Board	April 28, 2009
/s/ ALEXANDER W. SMITH Alexander W. Smith	Director, President and Chief Executive Officer	April 28, 2009
/s/ CHARLES H. TURNER Charles H. Turner	Executive Vice President and Chief Financial Officer	April 28, 2009
/s/ LAURA A. SCHACK Laura A. Schack	Principal Accounting Officer	April 28, 2009
/s/ JOHN H. BURGOYNE John H. Burgoyne	Director	April 28, 2009
/s/ DR. MICHAEL R. FERRARI Dr. Michael R. Ferrari	Director	April 28, 2009
/s/ ROBERT B. HOLLAND, III Robert B. Holland, III	Director	April 28, 2009

Signature	Title	Date
/s/ KAREN W. KATZ Karen W. Katz	Director	April 28, 2009
/s/ TERRY E. LONDON Terry E. London	Director	April 28, 2009
/s/ CECE SMITH Cece Smith	Director	April 28, 2009

EXHIBIT INDEX

Exhibit No.	Description
3(i)	Certificate of Incorporation and Amendments thereto, incorporated herein by reference to Exhibit 3(i) to Registrant's Form 10-Q for the quarter ended May 30, 1998.
3(ii)	Bylaws of the Company as amended to date, incorporated herein by reference to Exhibit 3(ii) to Registrant's Form 10-K for the year ended February 26, 2005.
4.1	Indenture dated February 14, 2006 and Form of 6.375% Convertible Senior Notes due 2036, among Pier 1 Imports, Inc., the Subsidiary Guarantors parties thereto and JPMorgan Chase Bank, National Association, incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed February 16, 2006.
4.1.2	Registration Rights Agreement dated February 14, 2006, among Pier 1 Imports, Inc., the Guarantors parties thereto and the Initial Purchaser named therein, incorporated herein by reference to Exhibit 4.3 to the Company's Form 8-K filed February 16, 2006.
10.1*	Form of Indemnity Agreement between the Company and the directors and executive officers of the Company dated December 4, 2003, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-K for the year ended February 28, 2004.
10.2*	The Company's Supplemental Executive Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.3*	The Company's Supplemental Retirement Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended November 29, 2009.
10.3.1*	Participation Agreement dated November 9, 2007, by and between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 15, 2007.
10.3.2*	Participation Agreement Amendment dated April 20, 2008 by and between Jay R. Jacobs and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed April 24, 2008.
10.3.3*	Participation Agreement Amendment dated April 20, 2008 by and between Charles H. Turner and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K filed April 24, 2008.
10.3.4*	Participation Agreement Amendment dated April 20, 2008 by and between David A. Walker and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.7 to the Company's Form 8-K filed April 24, 2008.
10.3.5*	Participation Agreement Amendment dated April 20, 2008 by and between Gregory S. Humenesky and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3.6 to the Company's Form 10-K for the year ended March 1, 2008.
10.4*	The Company's 1989 Employee Stock Option Plan, amended and restated as of June 27, 1996, incorporated herein by reference to Exhibit 10.6.1 to the Company's Form 10-K for the year ended February 26, 2005.
10.4.1*	Amendment No. 1 to the Company's 1989 Employee Stock Option Plan, incorporated herein by reference to Exhibit 10.6.2 to the Company's Form 10-K for the year ended February 26, 2005.

Exhibit No.	Description
10.5*	Form of Post-Employment Consulting Agreement between the Company and its executive officers, incorporated herein by reference to Exhibit 10(r) to the Company's Form 10-K for the fiscal year ended February 29, 1992.
10.5.1*	Termination of Post-Employment Consulting Agreement dated April 20, 2008 by and between Jay R. Jacobs and Pier 1 Imports, Inc., incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed April 24, 2008.
10.5.2*	Termination of Post-Employment Consulting Agreement dated April 20, 2008 by and between Cary H. Turner and Pier 1 Imports, Inc., incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed April 24, 2008.
10.5.3*	Termination of Post-Employment Consulting Agreement dated April 20, 2008 by and between David A. Walker and Pier 1 Imports, Inc., incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed April 24, 2008.
10.6*	The Company's 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.3 to the Company's 8-K filed October 12, 2006.
10.6.1*	First Amendment to the Pier 1 Imports, Inc. 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.7*	Forms of Director and Employee Stock Option Agreements, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 28, 1999.
10.8*	Pier 1 Imports, Inc. Stock Purchase Plan, restated as amended June 20, 2008, incorporated herein by reference Exhibit 10.2 to the Company's Form 10-Q for the quarter ended May 31, 2008.
10.8.1*	Amendment to the Pier 1 Imports, Inc. Stock Purchase Plan.
10.9	Secured Credit Agreement, dated November 22, 2005, among the Company, certain of its subsidiaries, Bank of America, N.A., Wells Fargo Retail Finance, LLC, Wachovia Bank, National Association, HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., and others, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 23, 2005.
10.9.1	First Amendment to Credit Agreement, dated as of July 28, 2006, by and among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed July 28, 2006.
10.9.2	Second Amendment to Credit Agreement, dated as of May 31, 2007 by and among Pier 1 Imports (U.S.), Inc., Bank of America, N.A., the facility guarantors party thereto and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed June 5, 2007.
10.10	Pier 1 Umbrella Trust, dated December 21, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed December 21, 2005.
10.10.1	Pier 1 Umbrella Trust Amendment No. 1, effective January 1, 2009, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.11*	Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan), Restated as Amended through March 25, 2008, incorporated herein by reference to Exhibit 10.15 to the Company's Form 10-K for the year ended March 1, 2008.

Exhibit No.	Description
10.11.1*	First Amendment dated December 15, 2008 to Pier 1 Imports, Inc. 2006 Stock Incentive Plan (Omnibus Plan) Restated as Amended Through March 25, 2008, incorporated herein by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.11.2*	Form of Non-Qualified Stock Option Agreement—Non-Employee Director, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed June 23, 2006.
10.11.3*	Form of Non-Qualified Stock Option Agreement—Employee Participant, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed June 23, 2006.
10.11.4*	Form of Restricted Stock Award Agreement (Time Vesting), incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed June 23, 2006.
10.11.5*	Form of Restricted Stock Award Agreement (Performance Vesting), incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed June 23, 2006.
10.12*	Pier 1 Imports Non-Employee Director Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 26, 2006.
10.12.1*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 4, 2007, incorporated herein by reference to Exhibit 10.22.1 to the Company's Form 10-K for the year ended March 3, 2007.
10.12.2*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended March 25, 2008, incorporated herein by reference to Exhibit 10.16.2 to the Company's Form 10-K for the year ended March 1, 2008.
10.12.3*	Pier 1 Imports Non-Employee Director Compensation Plan, as amended December 15, 2008, incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.13*	Pier 1 Imports Benefit Restoration Plan I, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed October 12, 2006.
10.14*	Pier 1 Imports Benefit Restoration Plan II, as amended and restated effective January 1, 2009, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.15*	Employment Agreement by and between Alexander W. Smith and Pier 1 Imports, Inc. dated February 19, 2007, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed January 30, 2007.
10.15.1*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed January 30, 2007.
10.15.2*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed January 30, 2007.
10.15.3*	First Amendment to Employment Agreement by and between Alexander W. Smith and Pier 1 Imports, Inc., dated October 6, 2008, incorporated herein by reference to Exhibit 10.19.3 to the Company's Form 10-Q for the quarter ended August 30, 2008.
10.15.4*	First Amendment to Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc. dated October 6, 2008, incorporated herein by reference to Exhibit 10.19.4 to the Company's Form 10-Q for the quarter ended August 30, 2008.

Exhibit No.	Description
10.16	Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 2, 2007.
10.16.1	Amendment No. 1 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.16.2	Amendment No. 2 to the Credit Card Program Agreement by and among Pier 1 Imports (U.S.), Inc. and Chase Bank USA, N.A., incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended September 1, 2007.
10.17	Real Estate Purchase Agreement by and between Chesapeake Land Company, L.L.C. and Pier 1 Services Company, dated March 25, 2008, incorporated by reference herein to Exhibit 10.21 to the Company's Form 10-K for the year ended March 1, 2008.
10.18	Office Lease between Chesapeake Plaza, L.L.C and Pier 1 Services Company, dated June 9, 2008, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 31, 2008.
10.18.1	First Amendment to Office Lease, dated June 20, 2008, incorporated herein by reference to Exhibit 10.1.1 to the Company's Form 10-Q for the quarter ended May 31, 2008.
10.19	Agreement for Severance Benefits and for Release, Waiver and Nondisclosure, incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed October 1, 2008.
10.20*	Summary Plan Description of Pier 1 Imports Limited Severance Plan, Restated as of January 1, 2009, incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended November 29, 2008.
10.21*	Termination of Pier 1 Executive Health Expense Reimbursement Plan, effective January 5, 2009, incorporated herein by reference to Exhibit 10.8 to the Company's Form 10-Q for the quarter ended November 29, 2008.
21	Subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Pier 1 Imports, Inc. Stock Purchase Plan Audit Report

* Management Contracts and Compensatory Plans

Notice of Annual Meeting of Shareholders

Proxy Statement

Proxy

Pier 1 imports®

2009 Annual Report

PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

May 27, 2009

Dear Shareholder:

The board of directors and management cordially invite you to attend Pier 1 Imports' annual meeting of shareholders to be held at 10:00 a.m., local time, on Wednesday, July 1, 2009, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102. The formal notice of the annual meeting of shareholders and proxy statement are attached. Please read them carefully. We are pleased to offer a live webcast of the annual meeting at *www.pier1.com* by linking through the "Investor Relations" page and then the "Events" page.

It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your proxy by telephone, Internet or mail. A toll-free telephone number and web site address are included on your proxy card. If you choose to vote by mail, please complete the proxy card located in the envelope's address window by indicating your vote on the issues presented and sign, date and return the proxy card in the prepaid envelope provided. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time. See the response to the question "How do I vote?" below for a more detailed description of voting procedures and the response to the question "Do I need an admission ticket to attend the annual meeting?" below for our procedures for admission to the meeting.

Sincerely,

Alexander W. Smith
President and Chief Executive Officer

Tom M. Thomas
Chairman of the Board

PIER 1 IMPORTS, INC.

100 Pier 1 Place
Fort Worth, Texas 76102

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held July 1, 2009

Pier 1 Imports' annual meeting of shareholders will be held on Wednesday, July 1, 2009, at 10:00 a.m., local time, at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102 for the following purposes:

(1) to elect as directors the eight nominees named in the attached proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified;

(2) to vote on a proposal to approve an amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to effect a reverse stock split of Pier 1 Imports' common stock having a split ratio between, and including, 1-for-2 and 1-for-20, as will be selected by the board of directors prior to the time of filing such Certificate of Amendment with the Delaware Secretary of State;

(3) to vote on a proposal to approve an amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to reduce the par value of Pier 1 Imports' common stock from $1.00 per share to $0.001 per share;

(4) to vote on a proposal to approve an amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to increase the authorized number of Pier 1 Imports' shares of preferred stock from 5,000,000 shares to 20,000,000 shares, to shorten the description of the authority of the board of directors to issue such shares, and to eliminate the terms and provisions of the Formula Rate Preferred Stock currently set forth in the Certificate of Incorporation;

(5) to vote on a proposal to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2010;

(6) to vote on a shareholder proposal, if properly presented at the meeting; and

(7) to transact any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on May 4, 2009 (which is the record date for the annual meeting of shareholders) will be entitled to vote at the annual meeting.

Pier 1 Imports will begin sending this combined proxy statement and annual report and the enclosed proxy card to all shareholders entitled to vote, on or about May 27, 2009.

By order of the board of directors,

Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 27, 2009
Fort Worth, Texas

PLEASE PROMPTLY SUBMIT YOUR PROXY BY MAIL, TELEPHONE OR INTERNET WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEEETING OF SHAREHOLDERS TO BE HELD JULY 1, 2009:

Pursuant to rules promulgated by the Securities and Exchange Commission, we have elected to provide access to our proxy materials both by: (i) sending you this full set of proxy materials, including a proxy card; and (ii) notifying you of the availability of our proxy materials on the Internet. The Notice of Annual Meeting, Proxy Statement and 2009 Annual Report are available on our web site at *http://www.pier1.com/annualreport*. Additionally, you may access the Notice of Annual Meeting, Proxy Statement and 2009 Annual Report at *http://bnymellon.mobular.net/bnymellon/pir*, which does not use "cookies" or other software that identifies visitors accessing the web site.

PIER 1 IMPORTS, INC.

100 Pier 1 Place
Fort Worth, Texas 76102

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

To Be Held July 1, 2009

Questions and Answers Regarding the Annual Meeting

Why did I receive these proxy materials?

These proxy materials are being mailed to all shareholders entitled to vote beginning on or about May 27, 2009. We are providing them to you in connection with the solicitation by the board of directors of Pier 1 Imports, Inc., a Delaware corporation, of proxies to be voted at our 2009 annual meeting of shareholders and at any adjournment or postponement of the meeting.

You are receiving these proxy materials because you own shares of Pier 1 Imports' common stock that entitle you to vote at the meeting. Financial and other information concerning Pier 1 Imports is contained in our Annual Report on Form 10-K for the fiscal year ended February 28, 2009. By use of a proxy, you can vote on the matters to be decided at the meeting without actually attending the meeting in person.

You are invited to attend our annual meeting of shareholders on July 1, 2009, beginning at 10:00 a.m., local time. The annual meeting will be held at Pier 1 Imports' corporate headquarters, Mezzanine Level, Conference Center Room C, 100 Pier 1 Place, Fort Worth, Texas 76102. Shareholders will be admitted to the annual meeting shortly before it begins at 10:00 a.m., local time. Seating will be limited. You will need an admission ticket or proof of ownership to enter the annual meeting. See the response to the question "Do I need an admission ticket to attend the annual meeting?" below. Directions to Pier 1 Imports' corporate headquarters are located on the last page of this proxy statement.

Pier 1 Imports' corporate headquarters is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. To request either of these accommodations, please contact our Investor Relations Department on or before June 17, 2009. You may make your request by mail to Pier 1 Imports, Inc., Attn.: Investor Relations Department, 100 Pier 1 Place, Fort Worth, Texas 76102 or by telephone at (817) 252-7835 or toll-free at (888) 807-4371.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement and our 2009 Annual Report are available on our web site at *http://www.pier1.com/annualreport.* Additionally, you may access our proxy statement and 2009 Annual Report on Form 10-K at *http://bnymellon.mobular.net/bnymellon/pir,* which does not use "cookies" or other software that identifies visitors accessing the web site.

What will the shareholders vote on at the annual meeting?

The shareholders will be asked to vote on the following items:

- the election as directors of the eight nominees named in this proxy statement to hold office until the next annual meeting of shareholders and until their successors are elected and qualified;
- a proposal to approve an amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to effect a reverse stock split of Pier 1 Imports' common stock having a split ratio between, and

including, 1-for-2 and 1-for-20, as will be selected by the board of directors prior to the time of filing such Certificate of Amendment with the Delaware Secretary of State;

- a proposal to approve an amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to reduce the par value of Pier 1 Imports' common stock from $1.00 per share to $0.001 per share;
- to vote on a proposal to approve an amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to increase the authorized number of Pier 1 Imports' shares of preferred stock from 5,000,000 shares to 20,000,000 shares, to shorten the description of the authority of the board of directors to issue such shares, and to eliminate the terms and provisions of the Formula Rate Preferred Stock currently set forth in the Certificate of Incorporation;
- a proposal to ratify the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2010;
- a shareholder proposal, if properly presented at the meeting; and
- any other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Who is entitled to vote at the annual meeting?

Holders of Pier 1 Imports' common stock at the close of business on May 4, 2009, are entitled to receive this notice and to vote their shares at the annual meeting. As of that date, there were 90,489,276 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Pier 1 Imports' transfer agent, Mellon Investor Services LLC, you are considered, with respect to those shares, the "shareholder of record." The notice of annual meeting, proxy statement, proxy card and accompanying documents have been sent directly to you by us.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of these shares. The notice of annual meeting, proxy statement, proxy card and accompanying documents have been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

- ***By mail***

  Be sure to complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the board of directors.

  If you are a shareholder of record, and the prepaid envelope is missing, please mail your completed proxy card to BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3550, S. Hackensack, New Jersey 07606-9210.

- ***By telephone or on the Internet***

  The telephone and Internet voting procedures established by us for shareholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

  You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card in hand when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the U.S. and Canada please use the mail or Internet voting methods.

  The web site for Internet voting is *http://www.proxyvoting.com/pir.* Please have your proxy card in hand when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded.

  Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on June 30, 2009.

  The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials provided to you by your broker, bank or other holder of record.

  If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction card.

- ***In person at the annual meeting***

  All shareholders may vote in person at the annual meeting. You may also be represented by another person at the annual meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspector of election with your ballot to be able to vote at the annual meeting.

Your vote is important. Your timely response can save us the expense of attempting to contact you again.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy prior to the completion of voting at the meeting by:

- written notice to our corporate secretary at 100 Pier 1 Place, Fort Worth, Texas 76102;
- timely delivery of a valid, later-dated proxy; or
- voting in person at the annual meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record. You may also vote in person at the annual meeting if you obtain a legal proxy as described in the answer to the previous question.

What shares are included on the proxy card?

If you are a shareholder of record you will receive only one proxy card for all the shares you hold:

- in certificate form
- in book-entry form

- in book-entry form purchased through the Pier 1 Imports, Inc. Direct Stock Purchase and Dividend Reinvestment Plan;

and if you are a Pier 1 Imports employee:

- in book-entry form granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan as a restricted stock award.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

What will happen if I sign and return my proxy card with no voting instructions?

If you sign and return your proxy card with no voting instructions with respect to a matter to be voted on, your shares will be voted in accordance with the recommendation of the board of directors contained in this proxy statement.

Who will count the vote?

Representatives of Pier 1 Imports' transfer agent, Mellon Investor Services LLC, will tabulate the votes and act as inspector of election.

Is there a list of shareholders entitled to vote at the annual meeting?

The names of shareholders of record entitled to vote at the annual meeting will be available at the annual meeting and for ten days prior to the meeting for any purpose germane to the meeting, between the hours of 8:00 a.m. and 5:00 p.m., local time, at our corporate headquarters at 100 Pier 1 Place, Fort Worth, Texas 76102, by contacting our corporate secretary.

What constitutes a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the annual meeting, present in person or represented by proxy, is necessary to constitute a quorum.

How are abstentions and "broker non-votes" counted in determining the presence of a quorum?

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

How are abstentions and "broker non-votes" counted in voting?

An abstention, if allowed for a proposal, will not be counted as voting "FOR" a matter, and, therefore, will have the same effect as a vote "AGAINST" the matter. Broker non-votes will have the same effect as a vote "AGAINST" Item 4 (to increase the authorized number of shares of preferred stock from 5,000,000 shares to 20,000,000 shares, to shorten the description of the authority of the board of directors to issue such shares, and to eliminate the terms and provisions of the Formula Rate Preferred Stock) and Item 6 (the shareholder proposal, if the proposal is properly presented at the meeting).

What are the voting requirements to elect the directors and to approve each of the proposals discussed in this proxy statement?

PROPOSAL	VOTE REQUIRED	DISCRETIONARY VOTING ALLOWED?
Election of Directors	Majority of the shares entitled to vote present in person or represented by proxy at the annual meeting	Yes
Amendment of Certificate of Incorporation of Pier 1 Imports, Inc. (Reverse Stock Split of Common Stock)	Majority of the outstanding shares entitled to vote on the proposal	Yes
Amendment of Certificate of Incorporation of Pier 1 Imports, Inc. (Reduce Par Value of Common Stock)	Majority of the outstanding shares entitled to vote on the proposal	Yes
Amendment of Certificate of Incorporation of Pier 1 Imports, Inc. (Increase the Authorized Number of Shares of Preferred Stock, Shorten Board of Directors' Authority Description, and Eliminate Formula Rate Preferred Stock Provisions)	Majority of the outstanding shares entitled to vote on the proposal	No
Ratification of Ernst & Young LLP	Majority of the shares entitled to vote present in person or represented by proxy at the annual meeting	Yes
Shareholder Proposal	If the proposal is properly presented at the meeting, a majority of the shares entitled to vote present in person or represented by proxy at the annual meeting	No

If you are a beneficial owner, your broker, bank or other holder of record is permitted to vote your shares on the election of directors, the approval of the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. (reverse stock split of common stock), the approval of the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. (reduce par value of common stock), and the ratification of Ernst & Young LLP as our independent registered public accounting firm, even if the holder of record does not receive voting instructions from you. If you are a beneficial owner, your broker, bank or other holder of record is not permitted to vote on the approval of the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. (increase the authorized number of shares of preferred stock, shorten board of directors' authority description, and eliminate Formula Rate Preferred Stock provisions), or the shareholder proposal, absent instructions from you. Without your voting instructions, a broker non-vote will occur on these items.

Could other matters be decided at the annual meeting?

At the date this proxy statement went to press, we did not know of any matters to be raised at the annual meeting other than those referred to in this proxy statement.

If you have returned your signed and completed proxy card and other matters are properly presented at the annual meeting for consideration, the proxies appointed by the board of directors (the persons named in your proxy card if you are a shareholder of record) will have the discretion to vote on those matters for you.

Can I access the notice of annual meeting, proxy statement, and accompanying documents on the Internet?

The notice of annual meeting, proxy statement, and 2009 annual report are available on our web site at *http://www.pier1.com/annualreport.* Additionally, and in accordance with SEC rules, you may access these materials at *http://bnymellon.mobular.net/bnymellon/pir,* which does not use "cookies" or other software that identifies visitors accessing the web site.

Instead of receiving future copies of our proxy statement and annual report materials by mail, shareholders can elect to receive an e-mail that will provide electronic links to these materials. Opting to receive or access your proxy materials online will save us the cost of reproducing and mailing documents to your home or business, and also will give you an electronic link to the proxy voting site.

Shareholders of Record: You may enroll in MLink[SM] offered by Pier 1 Imports' transfer agent, Mellon Investor Services LLC, for online access to our future proxy statement and annual report materials by going to *http://bnymellon.com/shareowner/isd* and logging into, or activating, your Investor ServiceDirect® account where step-by-step instructions will prompt you through the enrollment process.

Beneficial Owners: If you hold your shares in a brokerage account, you also may have the opportunity to receive or access copies of these materials electronically. Please check the information provided in the proxy materials mailed to you by your broker, bank or other holder of record regarding the availability of this service.

Who will pay for the cost of this proxy solicitation?

We have hired Mellon Investor Services LLC to assist us in soliciting proxies. We will pay all costs associated with the solicitation, including Mellon's fees, which it expects to be approximately $10,000, plus all mailing and delivery expenses. In addition to solicitations by mail, our officers and employees may solicit proxies on behalf of Pier 1 Imports personally and by telephone or other means, for which they will receive no compensation beyond their normal compensation. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by such persons, and we will reimburse them for their reasonable out-of-pocket and clerical expenses.

Do I need an admission ticket to attend the annual meeting?

You will need an admission ticket or proof of ownership to enter the annual meeting. An admission ticket is attached to your proxy card if you hold shares directly in your name as a shareholder of record. If you plan to attend the annual meeting, please vote your proxy but keep the admission ticket and bring it with you to the annual meeting.

If your shares are held beneficially in the name of a broker, bank or other holder of record and you plan to attend the annual meeting, you must present proof of your ownership of Pier 1 Imports' common stock, such as a bank or brokerage account statement, to be admitted to the annual meeting. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Pier 1 Imports' common stock, to:

Pier 1 Imports, Inc.
Attn.: Investor Relations Department
100 Pier 1 Place
Fort Worth, Texas 76102

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting.

If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Will the annual meeting be webcast?

Our annual meeting also will be webcast live on the date and time of the meeting. You are invited to visit *www.pier1.com* by linking through the "Investor Relations" page and then "Events" page at 10:00 a.m., local time, on July 1, 2009, to access the webcast of the annual meeting. An archived copy of the webcast also will be available on our web site for a period of 90 days.

MATTERS RELATING TO CORPORATE GOVERNANCE, BOARD STRUCTURE, DIRECTOR COMPENSATION AND STOCK OWNERSHIP

Corporate Governance

The board of directors believes that good corporate governance is a prerequisite to achieving business success. Pier 1 Imports' board of directors has adopted formal written corporate governance guidelines, policies and procedures designed to strengthen Pier 1 Imports' corporate governance. Among other things, the guidelines contain standards for determining whether a director is independent, a code of business conduct and ethics applicable to all of Pier 1 Imports' directors, officers and employees, and charters for each of the board of directors' committees. The nominating and corporate governance committee is responsible for overseeing and reviewing the guidelines at least annually, and recommending any proposed changes to the full board for its approval. The Pier 1 Imports, Inc. Corporate Governance Guidelines, Code of Business Conduct and Ethics, Ethics Compliance Policies and Procedures and charters for the audit, compensation, and nominating and corporate governance committees are available on Pier 1 Imports' web site at *www.pier1.com* under the heading Investor Relations—Corporate Governance and are available in print free of charge to any shareholder who requests a copy by contacting our Investor Relations Department in writing at Pier 1 Imports, Inc., Attn.: Investor Relations Department, 100 Pier 1 Place, Fort Worth, Texas 76102, or by telephone at (817) 252-7835 or toll-free at (888) 807-4371.

Director Independence

It is Pier 1 Imports' policy that the board of directors will at all times consist of a majority of independent directors. In addition, all members of the audit committee, compensation committee, and nominating and corporate governance committee must be independent. To be considered independent, a director must satisfy both the subjective and objective independence requirements established by the New York Stock Exchange ("NYSE"). In assessing independence under the subjective test, the board of directors takes into account the standards in the objective tests, and reviews and discusses additional information provided by the directors and Pier 1 Imports with regard to each director's business and personal activities as they may relate to Pier 1 Imports and Pier 1 Imports' management. Based on the foregoing, as required by NYSE rules, the board of directors makes a subjective determination as to each independent director that no relationship exists with Pier 1 Imports which, in the opinion of the board of directors, is material. The board of directors has not established categorical standards or guidelines to make these subjective determinations. The board of directors will consider and apply all relevant facts and circumstances relating to a director in determining whether that director is independent.

Based on the NYSE independence requirements, the board of directors has determined that seven of the eight members of the board of directors are independent. They are directors Mrs. Katz,

Ms. Smith and Messrs. Thomas, Burgoyne, Ferrari, Holland and London. Pier 1 Imports' president and chief executive officer, Alexander W. Smith, is the eighth member of the board of directors. Independence for the non-employee directors was considered under both the subjective and objective requirements of the NYSE. In other words, none of the non-employee directors was disqualified from independent status under the objective standard, and under the subjective standard each non-employee director was determined not to have a material relationship with Pier 1 Imports.

Meetings of Independent Directors without Management Present

The independent directors of Pier 1 Imports met without management present four times during the last fiscal year. The chairman of the board of directors presides over these meetings.

Procedures for Communicating with Directors

The board of directors has established a process by which shareholders and other interested parties can send communications to board members. Shareholders and other interested parties can send written communications to one or more members of Pier 1 Imports' board of directors, addressed to:

[Name of Board Member], Board of Directors
Pier 1 Imports, Inc.
c/o Corporate Secretary
100 Pier 1 Place
Fort Worth, Texas 76102

In addition, shareholders and other interested parties may communicate with the chairman of the audit committee, compensation committee, executive committee, or nominating and corporate governance committee by sending an email to *auditchair@pier1.com*, *compchair@pier1.com*, *executivechair@pier1.com*, or *corpgovchair@pier1.com*, respectively, as well as the independent directors as a group by sending an email to *independentdirectors@pier1.com*.

Communications are distributed to the board of directors or to the individual director or directors, as appropriate, depending on the subject matter and facts and circumstances outlined in the communication. Communications that are not related to the duties and responsibilities of the board of directors or committee will not be distributed, including spam, junkmail and mass mailings, product complaints, product inquiries, new product suggestions, résumés and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, Pier 1 Imports will not distribute unsuitable material to its directors, including material that is unduly hostile, threatening or illegal.

Director Nomination Process

Board Member Qualification Criteria

The board of directors has adopted *Board Member Qualification Criteria* listing the attributes and qualifications considered by the nominating and corporate governance committee in evaluating nominees for director. The primary qualities and characteristics the committee looks for in nominees for director are:

- management and leadership experience;
- relevant knowledge and diversity of background and experience; and
- personal and professional ethics, integrity and professionalism.

The committee also believes that the board of directors should be composed of individuals who have achieved a high level of distinction in business, accounting, finance, law, education or public service and who possess one or more of the following specific qualities or skills:

- financial expertise;
- general knowledge of the retail industry;
- information technology experience;
- international business experience; and
- chief executive officer, chief financial officer or other senior management experience.

Internal Process for Identifying Candidates

Members of the nominating and corporate governance committee or other Pier 1 Imports directors or executive officers may, from time to time, identify potential candidates for nomination to Pier 1 Imports' board of directors. The committee typically considers candidates for nomination to Pier 1 Imports' board of directors in early March of each year. All proposed nominees, including candidates recommended for nomination by shareholders in accordance with the procedures described below, will be evaluated in light of Pier 1 Imports' Corporate Governance Guidelines, the *Board Member Qualification Criteria* and the projected needs of the board of directors at the time. The committee may retain a search firm to assist in identifying potential candidates for nomination to the board of directors. The search firm's responsibilities may include identifying and evaluating candidates believed to possess the qualities and characteristics set forth in the *Board Member Qualification Criteria*, as well as providing background information on potential nominees and interviewing and screening nominees if requested to do so by the committee.

Shareholder Recommendations for Directors

The nominating and corporate governance committee will consider candidates recommended by shareholders for election to Pier 1 Imports' board of directors. A shareholder who wishes to recommend a candidate for evaluation by the committee for inclusion as a nominee for director at the 2010 annual meeting of shareholders should forward by certified or express mail the candidate's name, business or residence address, principal occupation or employment and a description of the candidate's qualifications to the Chairman of the Nominating and Corporate Governance Committee, in care of the corporate secretary, Pier 1 Imports, Inc., 100 Pier 1 Place, Fort Worth, Texas 76102. To be properly considered by the committee, Pier 1 Imports' corporate secretary must receive the recommendation and all required information no later than 5:00 p.m., local time, on January 27, 2010.

In order for a candidate recommended by a shareholder to be considered by the committee for inclusion as a nominee for director at the 2010 annual meeting of shareholders, the candidate must meet the *Board Member Qualification Criteria* described above and must be expressly interested and willing to serve as a Pier 1 Imports director. The committee will also consider the independence of the candidate and evaluate the candidate in light of Pier 1 Imports' Corporate Governance Guidelines described above. The corporate secretary will send properly submitted shareholder recommendations to the chairman of the committee. Individuals recommended to the committee by shareholders in accordance with these procedures will be evaluated by the committee in the same manner as individuals who are recommended through other means.

Shareholder Nominations at Annual Meeting

Pier 1 Imports' by-laws also permit a shareholder to propose a candidate at an annual meeting of shareholders who is not otherwise nominated by the board of directors through the process described above if the shareholder complies with the advance notice, information and consent provisions contained in the by-laws. To comply with the advance notice provision of our by-laws, a shareholder who wishes to nominate a director for election at the 2010 annual meeting of shareholders must provide Pier 1 Imports written notice no earlier than April 2, 2010 and no later than May 2, 2010. You may contact Pier 1 Imports' corporate secretary to obtain the specific information that must be provided with the advance notice.

No shareholder nominated an individual for election to the board of directors at Pier 1 Imports' 2009 annual meeting of shareholders.

Committees of the Board of Directors

There are four standing committees of the board of directors. They are the audit committee, the compensation committee, the executive committee, and the nominating and corporate governance committee. A brief description of each committee's functions follows:

Audit Committee. The audit committee provides assistance to the board of directors in overseeing Pier 1 Imports' accounting, auditing, financial reporting and systems of internal controls. As part of its duties, the audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1 Imports' independent registered public accounting firm. The audit committee also reviews Pier 1 Imports' quarterly and year-end financial statements. The board of directors has determined that each member of the audit committee is independent and is an audit committee financial expert, as defined by the SEC, and therefore has accounting or related financial management expertise and is financially literate within the meaning of NYSE listing standards.

Compensation Committee. The compensation committee oversees Pier 1 Imports' administration of base pay, short-term and long-term incentive compensation plans (including equity-based plans), perquisites, and retirement plans for Pier 1 Imports' executive officers. The compensation committee has the authority to review and approve corporate goals and objectives relevant to executive officer compensation programs, evaluate the performance of executive officers in light of those goals and objectives, evaluate overall company performance and relative shareholder return, and make recommendations to the board of directors on the establishment and amendment of compensation programs for executive officers.

The compensation committee may, at any time, form and delegate authority to subcommittees of the compensation committee with responsibility for establishing corporate goals and objectives relevant to executive officer compensation programs and the design and administration of all elements of Pier 1 Imports' compensation program. The compensation committee may retain and/or terminate outside compensation consulting firms to assist in the evaluation of executive officer compensation. The compensation committee also may recommend to the board of directors, at least every other year, compensation for service to Pier 1 Imports as a member of the board of directors. The compensation committee has the authority to obtain advice and assistance from internal or external legal, accounting, and other advisors.

The compensation committee and board of directors believe that attracting, retaining and motivating Pier 1 Imports' employees, and particularly Pier 1 Imports' executive management, are essential to Pier 1 Imports' performance and enhancing shareholder value. The compensation committee will continue to administer and develop Pier 1 Imports' compensation programs in a manner designed to achieve these objectives. The compensation committee also believes that the total compensation opportunity provided for the executive officers must be consistent with compensation of comparable peer group companies and in the Dallas/Fort Worth labor market.

Base pay, short-term incentive and long-term incentive compensation recommendations for the executive officers are presented to the compensation committee at their meeting in March of each year.

The presentation includes recommendations of Pier 1 Imports' chief executive officer, human resources compensation group, or both, on those elements of compensation, plus recommended plan design changes, if any, and a summary of all awards to all eligible levels of management. That presentation may also, from time to time, include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from outside consultants. Generally, the compensation committee and board of directors consider approval of the fiscal year compensation in March (the first month of the fiscal year) of each year with a targeted effective date in April. Implementation of any equity grant portion of the compensation for the year occurs after board of directors and compensation committee approval. In addition to the compensation committee consultant described below, Pier 1 Imports' management may, from time to time, retain an outside consultant for assistance and guidance in the formulation of new compensation programs and the modification of existing compensation programs.

During fiscal 2009, the compensation committee retained Towers, Perrin, Forster & Crosby, Inc. as its executive compensation consultant. In its role as executive compensation consultant, Towers Perrin reports directly to and is accountable to the compensation committee, which has the authority to hire, retain, and dismiss its advisor. For fiscal 2009, Towers Perrin provided market data and recommendations regarding executive perquisites, the base salary, short-term incentive and long-term incentive elements of total compensation and non-employee director compensation. The market data was from a peer group of specialty retailers, all of which were publicly traded at the time the market data was provided.

Executive Committee. The executive committee directs and manages Pier 1 Imports' business and affairs in the intervals between board of directors meetings. In doing so, the executive committee has all of the powers and authority of the full board in the management of Pier 1 Imports' business, except for powers or authority that may not be delegated to the executive committee as a matter of law or that are delegated by the board of directors to another committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for considering and making recommendations to the board of directors regarding nominees for election to the board of directors and the membership of the various board of directors committees. The nominating and corporate governance committee is also responsible for overseeing the Pier 1 Imports, Inc. Corporate Governance Guidelines described earlier in this proxy statement plus other corporate governance matters.

Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders

In fiscal 2009, each director attended at least 75% of the total number of board of directors meetings and meetings of the board of directors committee or committees on which he or she served and which were held during the time of his or her service as a director and/or committee member. Although Pier 1 Imports has no formal policy on the matter, all directors are encouraged to attend Pier 1 Imports' annual meeting of shareholders. Last year, all directors attended Pier 1 Imports' annual meeting of shareholders. Committee memberships, the number of meetings of the full board and each committee, and each director's dates of service for fiscal 2009 are shown in the table below.

Name	Board of Directors	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
John H. Burgoyne . . . . 03/02/2008 to 02/28/2009	Member		Chairman		
Michael R. Ferrari . . . . 03/02/2008 to 02/28/2009	Member	Member			Chairman
Robert B. Holland, III . . . . . . 03/02/2008 to 02/28/2009	Member		Member		
Karen W. Katz . . . . 03/02/2008 to 02/28/2009	Member		Member	Member	
Terry E. London . . . . 03/02/2008 to 02/28/2009	Member	Chairman			
Alexander W. Smith . . . . 03/02/2008 to 02/28/2009	Member			Member	
Cece Smith . . . . 03/02/2008 to 02/28/2009	Member	Member			Member
Tom M. Thomas . . . . 03/02/2008 to 02/28/2009	Chairman			Chairman	Member
Number of Meetings in Fiscal 2009	13	11	5	0	2

Non-Employee Director Compensation for the Fiscal Year Ended February 28, 2009

Fees Paid to Directors

Directors who are Pier 1 Imports employees do not receive any compensation for their board activities. Each director who is not a Pier 1 Imports employee receives an annual cash retainer of $150,000. In addition, the audit committee chairman and compensation committee chairman each receive an additional annual cash retainer of $25,000; the nominating and corporate governance committee chairman receives an additional annual cash retainer of $10,000; and the non-executive chairman of the board of directors receives an additional annual cash retainer of $75,000. During fiscal 2009, the annual retainers were paid on April 11, 2008 for the period March 2, 2008 through December 31, 2008 and on January 2, 2009 for the period January 1, 2009 through February 28, 2009. Non-employee directors do not receive stock option or restricted stock grants or meeting fees.

All of Pier 1 Imports' non-employee directors participate in Pier 1 Imports' Director Deferred Stock Unit Program as set forth in the Pier 1 Imports, Inc. 2006 Stock Incentive Plan and the Pier 1 Imports, Inc. 1999 Stock Plan. During fiscal 2009, the program provided an optional deferral of up to 100% of the annual retainer fees. Deferred director annual retainer fees (but not committee chair or chairman annual retainers) are matched 25% by Pier 1 Imports and the total deferred fees and matching contributions are converted into an equivalent value of deferred stock units ("DSU's") up to the 2006 Plan's maximum calendar year limit of 375,000 units per individual. Deferred fees plus matching contributions are converted to DSU's based on the closing price of Pier 1 Imports' common stock on the day the fees are paid. The DSU's are credited to an account maintained by Pier 1 Imports for each non-employee director. Each DSU is the economic equivalent of one share of Pier 1 Imports' common stock. Each DSU is eligible to receive dividends payable on Pier 1 Imports' common stock in additional DSU's equal to the dividend per share of common stock divided by the closing price of

Pier 1 Imports' common stock on the dividend payable date. Pier 1 Imports discontinued its quarterly cash dividend on October 2, 2006. The DSU's are settled in shares of Pier 1 Imports' common stock within thirty days after the person ceases to be a member of the board of directors, except that (i) the DSU's then credited to such director are adjusted, both as to deferred stock units and cash fees, for the period of service as a director, and (ii) DSU's are paid in cash to the extent applicable plan limitations at such time preclude distributions of Pier 1 Imports' common stock.

Fiscal 2009 Non-Employee Director Compensation Table

The following table sets forth a summary of the compensation with respect to the fiscal year ended February 28, 2009 for services rendered in all capacities to Pier 1 Imports by its non-employee directors:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John H. Burgoyne	$175,000	$24,063	$0	$0	$0	$0	$199,063
Michael R. Ferrari	$160,000	$16,250	$0	$0	$0	$0	$176,250
Robert B. Holland, III	$150,000	$31,875	$0	$0	$0	$0	$181,875
Karen W. Katz	$150,000	$31,875	$0	$0	$0	$0	$181,875
Terry E. London	$175,000	$16,250	$0	$0	$0	$0	$191,250
Cece Smith	$150,000	$31,875	$0	$0	$0	$0	$181,875
Tom M. Thomas	$225,000	$31,875	$0	$0	$0	$0	$256,875

(1) This column represents the amount of cash compensation earned in fiscal 2009 for board and committee service. As described in footnote 2 below, either 10%, 50%, 75% or 100% of this cash compensation was deferred.

(2) This column represents the dollar value of Pier 1 Imports' 25% match on director annual retainer fees (but not committee chair or chairman annual retainers) deferred by each director. This amount was converted to DSU's as shown in the table below. The dollar amount recognized for fiscal 2009 financial statement reporting purposes was the grant date fair value of such DSU's granted in fiscal 2009 in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). The number of DSU's is calculated using the closing price of Pier 1 Imports' common stock on the day the fees are paid, which price approximates the fair value of the units.

The following table shows fiscal 2009 DSU's for each non-employee director given his or her fees, deferral percentage and Pier 1 Imports' match:

Name	Total Fiscal Year 2009 Fees Earned ($)	Deferral %(a)	Fiscal Year 2009 Fees Deferred ($)	DSU's Converted from Deferred Fees (#)	DSU's Converted from 25% Company Match (#)	Dividends Deferred During Fiscal Year 2009 ($)	DSU's Converted from Deferred Dividends (#)	Aggregate DSU's Owned at Fiscal 2009 Year-End (#)
John H. Burgoyne	$175,000	75% / 10%	$112,292	21,973	4,708	$0	0	86,929
Michael R. Ferrari	$160,000	50% / 10%	$ 69,333	15,615	3,660	$0	0	75,474
Robert B. Holland, III	$150,000	100% / 10%	$127,500	23,029	5,757	$0	0	52,534
Karen W. Katz	$150,000	100% / 10%	$127,500	23,029	5,757	$0	0	91,045
Terry E. London	$175,000	50% / 10%	$ 75,833	17,079	3,660	$0	0	50,441
Cece Smith	$150,000	100% / 10%	$127,500	23,029	5,757	$0	0	52,534
Tom M. Thomas	$225,000	100% / 10%	$191,250	34,543	5,757	$0	0	145,334

(a) Given Pier 1 Imports' unprecedented stock price decline, effective January 1, 2009, each non-employee director elected to defer only 10% of his or her cash fees. If the historical deferral elections had remained in place effective January 1, 2009, then given the stock price shown below for January 2, 2009 and similarly lower prices after that date, those elections would have resulted in a depletion of shares available for grant under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan.

The following table shows the Pier 1 Imports' common stock closing price by date used to calculate the number of DSU's to be received for deferred director fees plus Pier 1 Imports' match. This closing price also represents the grant date fair value per share of each award in accordance with SFAS 123R.

Date on which Fees were Paid	Closing Price of Pier 1 Imports' Common Stock on Date on which Fees were Paid
April 11, 2008	$7.45
January 2, 2009	$0.40

Stock options outstanding for each non-employee director on February 28, 2009 are shown below:

Name	Grant Date	Expiration Date	Exercise Price	Aggregate Number of Outstanding Stock Options (Exercisable)
John H. Burgoyne	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/23/2000	06/23/2010	$ 9.3125	6,000
	06/25/1999	06/25/2009	$10.8750	11,000
Total				53,000
Michael R. Ferrari	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/23/2000	06/23/2010	$ 9.3125	6,000
	06/25/1999	06/25/2009	$10.8750	11,000
Total				53,000
Robert B. Holland, III	N/A	N/A	N/A	N/A
Karen W. Katz	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/28/2001	06/28/2011	$11.1100	5,000
Total				41,000
Terry E. London	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	09/25/2003	09/25/2013	$19.4000	5,000
Total				23,000
Cece Smith	N/A	N/A	N/A	N/A
Tom M. Thomas	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
Total				24,000

On December 15, 2008, the board of directors amended and restated Pier 1 Imports' non-employee director compensation plan. Pursuant to the amended and restated plan, each non-employee director will continue to receive an annual cash retainer of $150,000. In addition, the audit committee chairman and compensation committee chairman will each continue to receive an annual retainer of $25,000; the nominating and corporate governance committee chairman will continue to receive an annual retainer of $10,000; and the non-executive chairman of the board will continue to receive an annual retainer of $75,000. The annual retainers will continue to be payable in advance at the beginning of each fiscal year with Pier 1 Imports having the right to adjust the credited DSU's of a non-employee director who ceases to be a director of Pier 1 Imports for the amount of the fees paid and DSU's credited for the period after the non-employee director ceases to be a director. Pursuant to the amended and restated plan, each non-employee director may continue to elect to defer all or any portion of their director compensation into an equivalent value of DSU's. Also, pursuant to the amended and restated plan, deferrals of the director annual retainer (but not the committee chairman or chairman annual retainers) will continue to receive a 25% Pier 1 Imports' match on the deferred amount. The deferred fees and matching contributions converted to DSU's are subject to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan's maximum calendar year limit of 375,000 units per individual.

Security Ownership of Management

The following table indicates the ownership of Pier 1 Imports' common stock by each director and nominee, each executive officer named in the Summary Compensation Table below, and all directors and executive officers as a group, as of May 4, 2009, unless otherwise indicated below:

Name of Beneficial Owner	Common Shares Beneficially Owned(1)(2)	Percent of Class
John H. Burgoyne	256,616	*
Michael R. Ferrari	230,124	*
Robert B. Holland, III	171,284	*
Gregory S. Humenesky	163,534	*
Jay R. Jacobs	672,695	*
Karen W. Katz	225,795	*
Sharon M. Leite	55,610	*
Terry E. London	179,691	*
Alexander W. Smith	1,150,000	1.26%
Cece Smith	182,284	*
Tom M. Thomas	350,584	*
Charles H. Turner	701,159	*
David A. Walker	687,493(3)	*
All directors and executive officers as a group (14 individuals)	5,214,637	5.50%

* Represents less than 1% of the outstanding shares of the class.

(1) The table includes shares issuable within 60 days of May 4, 2009 to Mr. Burgoyne (53,000 shares, of which 11,000 shares expire June 25, 2009), Mr. Ferrari (53,000 shares, of which 11,000 shares expire June 25, 2009), Mr. Holland (0 shares), Mr. Humenesky (88,750 shares), Mr. Jacobs (503,750 shares), Mrs. Katz (41,000 shares), Ms. Leite (18,750 shares), Mr. London (23,000 shares), Mr. Smith (1,000,000 shares), Ms. Smith (0 shares), Mr. Thomas (24,000 shares), Mr. Turner (518,750 shares), Mr. Walker (630,000 shares), and to all directors and executive officers as a group (3,067,750 shares) upon the exercise of stock options granted pursuant to Pier 1 Imports' stock option plans.

(2) The table includes DSU's as of May 4, 2009 for Mr. Burgoyne (193,179 DSU's), Mr. Ferrari (174,224 DSU's), Mr. Holland (146,284 DSU's), Mrs. Katz (184,795 DSU's), Mr. London (156,691 DSU's), Ms. Smith (146,284 DSU's), and Mr. Thomas (276,584 DSU's). The DSU's will be exchanged one-for-one for shares of Pier 1 Imports' common stock within 30 days after the director ceases to be a member of the board of directors, subject to adjustment, if any, as described above under the caption "Non-Employee

Director Compensation for the Fiscal Year Ended February 28, 2009". A DSU is the economic equivalent of one share of Pier 1 Imports' common stock.

(3) Mr. Walker's employment ended on August 15, 2008. At that time, Mr. Walker directly owned 57,493 shares of Pier 1 Imports' common stock, and non-qualified stock options totaling 639,500 shares. The options are fully vested and exercisable until the earlier of the expiration date of the grant or August 15, 2011. On September 17, 2008 and March 25, 2009, respectively, 6,000 and 3,500 non-qualified stock options expired.

Security Ownership of Certain Beneficial Owners

The following table indicates the ownership by each person who is known by Pier 1 Imports as of May 13, 2009 to beneficially own more than 5% of Pier 1 Imports' common stock:

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class
Greek Investments, Inc. Harbour House Queen Street Grand Turk Turks and Caicos Islands	9,127,683(1)	10.1%
Adage Capital Management, L.P. 200 Clarendon Street, 52nd Floor Boston, Massachusetts 02116	8,705,700(2)	9.8%
Jakup a Dul Jacobsen Sundaborg 7 Reykjavik, Iceland	8,594,200(3)	9.7%
SCSF Equities, LLC 5200 Town Center Circle, Suite 600 Boca Raton, Florida 33486	5,543,579(4)	6.2%

(1) This information was obtained from a Schedule 13G filed with the SEC on May 13, 2009 by Greek Investments, Inc., Maria Konstantinu, Jorge Constantino, Panayotis Constantino and Athenea Constantino, as beneficial owners of the shares listed. The filing indicates that the beneficial owners have shared voting power and shared dispositive power over all of the shares listed.

(2) This information was obtained from a Schedule 13G (Amendment No. 2) filed with the SEC on February 17, 2009 by Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Advisors, L.L.C., Robert Atchinson and Phillip Gross as beneficial owners of the shares listed. The filing indicates that the beneficial owners have shared voting power and shared dispositive power over all of the shares listed.

(3) This information was obtained from a Schedule 13D (Amendment No. 3) filed with the SEC on October 9, 2007 by Jakup a Dul Jacobsen and Lagerinn ehf as beneficial owners of the shares listed. The filing indicates that Jakup a Dul Jacobsen and Lagerinn ehf have shared voting power and shared dispositive power over all the shares listed.

(4) This information was obtained from a Schedule 13D filed with the SEC on October 27, 2008 by SCSF Equities, LLC, Sun Capital Securities Offshore Fund, Ltd., Sun Capital Securities Fund, LP, Sun Capital Securities Advisors, LP, Sun Capital Securities, LLC, Marc J. Leder, and Rodger R. Krouse, as beneficial owners of the shares listed. The filing indicates that the beneficial owners have shared voting power and shared dispositive power over all of the shares listed.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Pier 1 Imports' directors and executive officers, and persons who own more than 10% of a registered class of Pier 1 Imports' equity securities to file with the SEC and the NYSE reports disclosing their ownership and changes in ownership of Pier 1 Imports' common stock or other equity securities. Pier 1 Imports' executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Pier 1 Imports with copies of all Section 16(a) forms they file. To Pier 1 Imports' knowledge, all Section 16(a) filing requirements applicable to Pier 1 Imports' executive officers, directors and greater than 10% beneficial owners during the last fiscal year were observed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION; CERTAIN RELATED PERSON TRANSACTIONS

Each director of Pier 1 Imports who served as a member of the compensation committee during fiscal year ending February 28, 2009, is identified above under the caption "Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders". During fiscal 2009, there were no compensation committee interlocks or insider participation.

Related Person Transaction Policies and Procedures

Pier 1 Imports' board of directors has adopted a written Related Person Transaction Policies and Procedures which is administered by the nominating and corporate governance committee. The policy applies to any transaction or series of transactions in which Pier 1 Imports is a participant, the amount involved exceeds $120,000 annually, and a related person has a direct or indirect material interest. Transactions that fall within the policy will be reviewed by the committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interest of Pier 1 Imports. The policy provides for standing pre-approval or ratification of certain interested transactions, along with authority for the chairman of the committee to pre-approve or ratify interested transactions subject to the policy which fall below a specified dollar amount.

Transactions with Related Persons

During fiscal 2009, there were no transactions exceeding $120,000 in which Pier 1 Imports was a participant, or is to be a participant, and in which any related person had or will have a direct or indirect material interest.

Pier 1 Imports indemnifies its directors and its executive officers to the fullest extent permitted by law and has also entered into agreements with these individuals contractually obligating Pier 1 Imports to provide this indemnification to them.

ITEMS OF BUSINESS TO BE ACTED UPON AT THE MEETING

ITEM 1—Election of Directors

The shareholders will vote to elect as directors the eight nominees named below at the annual meeting of shareholders. Those elected will serve on the board of directors until the next annual meeting and until their successors are elected and qualified. The board of directors, upon the recommendation of the board of directors' nominating and corporate governance committee, has nominated each person listed below to stand for election. Although Pier 1 Imports does not anticipate that any of the nominees will be unable or unwilling to serve as a director, in the event that is the case, the board of directors may reduce its size or choose a substitute for that nominee.

In order to be elected, a nominee for director must receive the affirmative vote of a majority of the shares of common stock entitled to vote present in person or represented by proxy at the annual meeting. If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "FOR" the election of each of the nominees listed below as a director. Any such shares not voted (whether by abstention or otherwise) will have the same effect as a vote "AGAINST" each of the nominees listed below as a director.

The board of directors unanimously recommends a vote "FOR" the election of each of the following nominees as a director.

Nominees for Directors

JOHN H. BURGOYNE

John H. Burgoyne, age 67, has been a director of Pier 1 Imports since February 1999. During fiscal 2009, he was the chairman of the compensation committee. Mr. Burgoyne is retired and served as president of Burgoyne and Associates, an international consulting firm from March 1996 through February 2007. From May 1995 to March 1996, Mr. Burgoyne served as the general manager of IBM's Travel Industry Sector for their Asia Pacific Region. Prior to that time, he served as the president and general manager of IBM China Corporation, Ltd.

MICHAEL R. FERRARI

Michael R. Ferrari, age 69, has been a director of Pier 1 Imports since February 1999. During fiscal 2009, he was a member of the audit committee and chairman of the nominating and corporate governance committee. He is the president of Ferrari and Associates LLC, a higher education consulting firm he established in May 2003. Dr. Ferrari was elected Chancellor Emeritus of Texas Christian University by the university's board of trustees on June 1, 2003, and served as chancellor of Texas Christian University and as professor of management in the M. J. Neeley School of Business at Texas Christian University from July 1998 through May 2003. From 1985 to 1998, he served as president and professor of management at Drake University.

ROBERT B. HOLLAND, III

Robert B. Holland, III, age 56, has been a director of Pier 1 Imports since June 2007. During fiscal 2009, he was a member of the compensation committee. He represented the United States on the board of executive directors of the World Bank in various capacities, including executive director and alternate and acting executive director, from 2002 to 2006. During that time, Mr. Holland served on the World Bank's audit committee. Since leaving his position as U.S. executive director, Mr. Holland has served on the board of directors of Max Petroleum plc, where he serves on the compensation committee, as audit committee chairman and co-chairman of the board. From January 2007 to November 2007, he served on the board of directors of Affiliated Computer Systems, Inc., where he served as a member of the audit committee. Prior to his appointment as U.S. executive director, Mr. Holland was managing director of Texas Ltd., a strategic consulting firm.

KAREN W. KATZ

Karen W. Katz, age 52, has been a director of Pier 1 Imports since June 2001. During fiscal 2009, she was a member of the executive committee and the compensation committee. She has served as president and chief executive officer of Neiman Marcus Stores since December 2002. In 2007, her responsibilities were expanded and she was elevated to executive vice president, office of the chairman, The Neiman Marcus Group. From May 2000 to December 2002, she served as president and chief executive officer of Neiman Marcus Direct, a division of The Neiman Marcus Group. Prior to that time, she served as executive vice president of stores for Neiman Marcus Stores from February 1998 to

May 2000 and senior vice president and director of stores of Neiman Marcus Stores from October 1996 to February 1998.

TERRY E. LONDON

Terry E. London, age 59, has been a director of Pier 1 Imports since September 2003. During fiscal 2009, he was the chairman of the audit committee. In February 2008 London Partners LLC, a private equity investment firm established by Mr. London in August 2000, merged into London Broadcasting Company, Inc. Since October 2007 he has served as president of London Broadcasting Company, Inc. From May 1997 to August 2000 he served as president and chief executive officer of Gaylord Entertainment Company, a specialty lodging and entertainment company. Prior to that time, he served as chief financial and administrative officer of Gaylord Entertainment from November 1991 to April 1997. He also serves as a director of Johnson Outdoors, Inc. and Tri-Artisan Acquisition Corp.

ALEXANDER W. SMITH

Alexander W. Smith, age 56, has been a director of Pier 1 Imports, has served as its president and chief executive officer and has been a member of Pier 1 Imports' executive committee since February 19, 2007. From March 2004 to February 18, 2007, Mr. Smith served as the senior executive vice president, group president of The TJX Companies, Inc. From 2001 to March 2004, Mr. Smith served as executive vice president, group executive, international of The TJX Companies, Inc. He also serves as a director and chairman of the compensation committee of Papa John's International, Inc. Mr. Smith is not related to Cece Smith.

CECE SMITH

Cece Smith, age 64, has been a director of Pier 1 Imports since June 2007. During fiscal 2009, she was a member of the nominating and corporate governance committee and the audit committee. In September of 2007, Ms. Smith retired from her position as Managing General Partner of Phillips-Smith-Machens Venture Partners, a venture capital firm which she co-founded in 1986 that invested in retail and consumer businesses. She serves on the executive boards of the Dallas Symphony Association and the Edwin L. Cox School of Business at Southern Methodist University. She also serves as a director of Brinker International, Inc. Ms. Smith is not related to Alexander W. Smith.

TOM M. THOMAS

Tom M. Thomas, age 67, has been a director of Pier 1 Imports since September 1998. During fiscal 2009 he was the non-executive chairman of the board, chairman of the executive committee and a member of the nominating and corporate governance committee. On February 1, 2008, he formed the law firm Thomas & Blackwood LLP and is a partner in the firm. From August 2005 to January 31, 2008, Mr. Thomas was a shareholder of the Winstead PC law firm (formerly known as Winstead Sechrest & Minick P.C.). From September 2001 to July 2005, he was a senior partner of Kolodey, Thomas & Blackwood, LLP, a law firm. He was also senior partner of Thomas & Culp, LLP, a law firm, from 1994 to August 2001.

The board of directors unanimously recommends a vote "FOR" the election of each of the above-named nominees as a director.

ITEM 2—Proposal to Approve an Amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to Effect a Reverse Stock Split of Pier 1 Imports' Common Stock Having a Split Ratio Between, and Including, 1-for-2 and 1-for-20, as will be Selected by the Board of Directors Prior to the Time of Filing Such Certificate of Amendment with the Delaware Secretary of State

The board of directors has unanimously adopted a resolution seeking shareholder approval to amend Pier 1 Imports' Certificate of Incorporation to effect a reverse stock split of Pier 1 Imports' common stock. If this proposal is approved by the shareholders, the board of directors may subsequently effect, in its sole discretion, the reverse stock split using a split ratio of between, and including, 1-for-2 and 1-for-20 (*e.g.*, 1-for-2, 1-for-10, 1-for-15, or 1-for-20). Approval of this proposal by the shareholders would give the board of directors authority to implement the reverse stock split at any time on or before the day prior to the 2010 annual meeting of shareholders. In addition, notwithstanding the approval of this proposal by the shareholders, the board of directors may, in its sole discretion, determine not to effect and abandon the reverse stock split without further action by the shareholders.

The form of the proposed amendment to our Certificate of Incorporation to effect the reverse stock split is attached to this proxy statement as Appendix A. The amendment will effect a reverse stock split of Pier 1 Imports' common stock using a split ratio between, and including, 1-for-2 and 1-for-20, where the actual ratio within this range will be selected by the board of directors following shareholder approval. The board of directors believes that shareholder approval of a range of potential exchange ratios (rather than a single exchange ratio) provides the board of directors with the flexibility to achieve the desired results of the reverse stock split. If the shareholders approve this proposal, the reverse stock split will be effected only upon a determination by the board of directors that the reverse stock split is in the best interests of the shareholders at that time. In connection with any determination to effect a reverse stock split, the board of directors will set the timing for such a split and select the specific ratio from within the range of ratios set forth herein. If the board of directors does not implement the reverse stock split on or before the day prior to the 2010 annual meeting of shareholders, the authority granted in this proposal to implement the reverse stock split on these terms will terminate. The board of directors reserves its right to elect not to proceed and abandon the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of the shareholders. No further action by the shareholders will be required for the board of directors to either implement or abandon the reverse stock split.

In determining which reverse stock split ratio to implement, if any, following the receipt of shareholder approval, the board of directors may consider, among other things, factors such as:

- the historical trading price and trading volume of Pier 1 Imports' common stock,
- the then prevailing trading price and trading volume of Pier 1 Imports' common stock and the anticipated impact of the reverse stock split on the trading market for Pier 1 Imports' common stock,
- our ability to continue our listing on the NYSE,
- which of the alternative reverse split ratios would result in the greatest overall reduction in our administrative costs, and
- prevailing general market and economic conditions.

To avoid the existence of fractional shares of Pier 1 Imports' common stock, shareholders who would otherwise hold fractional shares as a result of the reverse stock split will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from the exchange agent and, where shares are held in certificated form, the surrender of all old certificate(s) and receipt by the exchange agent of a properly completed and duly executed transmittal letter, in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the exchange agent of all fractional shares otherwise issuable.

At the close of business on May 4, 2009, Pier 1 Imports had 90,489,276 shares of common stock issued and outstanding. Based on the number of shares of common stock currently issued and outstanding, immediately following the completion of the reverse stock split, and, for illustrative purposes only, assuming a 1-for-10 reverse stock split, we would have approximately 9,048,928 shares of common stock issued and outstanding (without giving effect to the treatment of fractional shares). The actual number of shares outstanding after giving effect to the reverse stock split will depend on the reverse split ratio that is ultimately selected by the board of directors. We do not expect the reverse stock split itself to have any economic effect on the shareholders, debt holders or holders of options or restricted stock, except to the extent the reverse stock split will result in fractional shares as discussed below.

Reasons for the Reverse Stock Split

The board of directors authorized the resolution to seek shareholder approval to effect the reverse split of Pier 1 Imports' common stock with the primary intent of increasing the price of Pier 1 Imports' common stock in order to meet the NYSE's price criteria for continued listing on that exchange. Pier 1 Imports' common stock is publicly traded and listed on the NYSE under the symbol "PIR." The board of directors believes that, in addition to increasing the price of Pier 1 Imports' common stock, the reverse stock split would also reduce certain of our costs, such as NYSE listing fees, and make Pier 1 Imports' common stock more attractive to a broader range of institutional and other investors. The combination of lower transaction costs and increased interest from institutional investors and investment funds may ultimately improve the trading liquidity of Pier 1 Imports' common stock. Accordingly, we believe that authority granted to the board of directors to effect the reverse stock split is in Pier 1 Imports' and the shareholders' best interests.

On December 15, 2008, we were notified in writing by NYSE Regulation, Inc. that the trading price of Pier 1 Imports' common stock was below the price criteria of the NYSE's continued listing standards, as the average per share closing price of Pier 1 Imports' common stock over a consecutive 30 trading-day period was less than $1.00. The letter stated that in the event a $1.00 share price and a $1.00 average share price over the preceding 30 trading-days are not attained at the expiration of a six-month cure period, the NYSE would commence suspension and delisting procedures. Under NYSE rules, Pier 1 Imports originally had six months from December 15, 2008 to achieve compliance with the NYSE's continued listing standard. On February 26, 2009, the NYSE temporarily suspended its $1.00 minimum price requirement until June 30, 2009. The suspension extended the time that Pier 1 Imports had to comply with the NYSE's continued listing standards to approximately October 15, 2009 because the duration of the suspension did not count against the original six-month cure period. On May 2, 2009, NYSE Regulation, Inc. notified us that Pier 1 Imports had regained compliance with the $1.00 minimum price requirement since as of April 30, 2009 Pier 1 Imports' common stock had a closing price above $1.00 per share and had maintained a consecutive 30 trading-day average above $1.00 as of that date. Failure to maintain the NYSE's minimum price requirement in the future, however, could result in the removal of Pier 1 Imports' common stock from the NYSE.

In addition to establishing a mechanism for the price of Pier 1 Imports' common stock to meet the NYSE's minimum price requirement, we also believe that the reverse stock split will make Pier 1 Imports' common stock more attractive to a broader range of institutional and other investors. It is our understanding that the current market price of Pier 1 Imports' common stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public. It is also our understanding that many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. However, some investors may view the reverse stock split negatively since it reduces the number of shares of common stock available in the public market.

Reducing the number of outstanding shares of Pier 1 Imports' common stock through the reverse stock split is intended, absent other factors, to increase the per share market price of Pier 1 Imports' common stock. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of Pier 1 Imports' common stock. As a result, there can be no assurance that the reverse stock split, if completed, will result in the intended benefits described above, that the market price of Pier 1 Imports' common stock will increase following the reverse stock split, that the market price of Pier 1 Imports' common stock will not decrease in the future, or that Pier 1 Imports could fall below other continued listing criteria of the NYSE.

Effects of the Reverse Stock Split

General

If the reverse stock split is approved and implemented, the principal effect will be to proportionately decrease the number of outstanding shares of Pier 1 Imports' common stock based on the reverse stock split ratio selected by the board of directors. Pier 1 Imports' common stock is currently registered under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and we are subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split will not affect the registration of Pier 1 Imports' common stock under the Exchange Act, or, except as described above, the listing of Pier 1 Imports' common stock on the NYSE. Following the reverse stock split, Pier 1 Imports' common stock will continue to be listed on the NYSE under the symbol "PIR," although it will be considered a new listing with a new CUSIP number.

Proportionate voting rights and other rights of the holders of Pier 1 Imports' common stock will not be affected by the reverse stock split, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power of the outstanding shares of Pier 1 Imports' common stock immediately prior to the effectiveness of the reverse stock split will generally continue to hold 2% of the voting power of the outstanding shares of Pier 1 Imports' common stock after the reverse stock split. The number of shareholders of record will not be affected by the reverse stock split (except to the extent any are cashed out as a result of holding fractional shares). If approved and implemented, the reverse stock split may result in some shareholders owning "odd lots" of less than 100 shares of Pier 1 Imports' common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The board of directors believes, however, that these potential effects are outweighed by the benefits of the reverse stock split.

Effectiveness of Reverse Stock Split

The reverse stock split, if approved by the shareholders and implemented by the board of directors, would become effective upon the filing and effectiveness (the "Effective Time") of a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware. It is expected that such a filing would take place promptly after any implementation of a reverse stock split by the board of directors, assuming the shareholders approve this proposal. However, the exact timing of the filing of the amendment will be determined by the board of directors based on its evaluation as to when such action will be the most advantageous to Pier 1 Imports and the shareholders. In addition, approval of this proposal grants the board of directors the right, in its sole discretion, to elect not to proceed with the reverse stock split if, at any time prior to filing the Certificate of Amendment, the board of directors, in its sole discretion, determines that it is no longer in Pier 1 Imports' best interests and the best interests of the shareholders to proceed with the reverse stock split.

Effect on Pier 1 Imports' Stock Plans

As of May 4, 2009, Pier 1 Imports had approximately 11,588,700 shares subject to stock options, 1,278,042 director deferred stock units not exchanged for common stock and 331,684 shares of unvested restricted stock outstanding under the Pier 1 Imports, Inc. 1989 Employee Stock Option Plan ("1989 Plan"), the Pier 1 Imports, Inc. 1999 Stock Plan ("1999 Plan") and the Pier 1 Imports, Inc. 2006 Stock Incentive Plan ("2006 Plan," and collectively with the 1989 Plan, the 1999 Plan and the 2006 Plan, the "Stock Plans"). Under the 1989 Plan and the 1999 Plan, the compensation committee of the board of directors has discretion to determine the appropriate adjustment to the awards granted under each plan in the event of a stock split. Should the reverse stock split be effected, the 2006 Plan provides for automatic proportionate adjustments to the number of shares available for issuance and awardable, automatic proportionate adjustments to the shares awarded and the exercise price, grant price or purchase price relating to awards under such plan, plus automatic proportionate adjustments to the awarded director deferred stock units. Should the reverse stock split be effected, the compensation committee has approved proportionate adjustments to the shares awarded under the 1989 Plan and the 1999 Plan, proportionate adjustments to the exercise price, grant price or purchase price relating to awards under each plan, plus proportionate adjustments to the awarded director deferred stock units under the 1999 Plan. Under the 2006 Plan, any fractional shares resulting from such adjustments are rounded up to the next whole share. The compensation committee has discretion under the 1989 Plan and the 1999 Plan on the treatment of fractional shares and will treat fractional shares in the same manner as the 2006 Plan.

Accordingly, if this proposal is approved by the shareholders and a reverse stock split is implemented by the board of directors, upon the filing of an amendment to our Certificate of Incorporation with the Delaware Secretary of State, the number of all outstanding equity awards, the number of shares available for issuance and awardable and the exercise price, grant price or purchase price relating to any award under Pier 1 Imports' Stock Plans will be proportionately adjusted using the split ratio selected by the board of directors (subject to the treatment of fractional shares as described above). The compensation committee has also authorized Pier 1 Imports to effect any other changes necessary, desirable or appropriate to give effect to the reverse stock split, including any applicable technical, conforming changes to our Stock Plans. For example, if a 1-for-10 reverse stock split is effected, the 1,005,714 shares that remain available for issuance under the 2006 Plan as of May 4, 2009, would be adjusted to 100,572 shares, subject to increase as and when awards expire or are forfeited and are returned per the terms of the 2006 Plan. In addition, the exercise price per share under each stock option would be increased by 10 times, such that upon an exercise, the aggregate exercise price payable by the optionee to Pier 1 Imports would remain the same. For illustrative purposes only, an outstanding stock option for 3,000 shares of common stock, exercisable at $1.00 per share, would be adjusted as a result of a 1-for-10 split ratio into an option exercisable for 300 shares of common stock at an exercise price of $10.00 per share.

In addition to the stock options issued under our Stock Plans, 3,000,000 options are outstanding pursuant to option grants to Mr. Smith pursuant to his employment agreement. In the event of a reverse stock split, the number of such shares will be proportionately reduced and the purchase price per share will be proportionately increased.

Effect on Authorized but Unissued Shares of Common Stock

Currently, we are authorized to issue up to a total of 500,000,000 shares of common stock, of which 90,489,276 shares were issued and outstanding as of May 4, 2009. We do not currently intend to reduce the number of authorized shares of Pier 1 Imports' common stock.

Effect on Par Value

We intend to amend our Certificate of Incorporation to reduce the par value of Pier 1 Imports' common stock to $0.001. See Item 3 below for further information. The approval of this proposal is not conditioned on the approval of Item 3 or Item 4 below.

Reduction in Stated Capital

As a result of the reverse stock split, upon the Effective Time, the stated capital on our balance sheet attributable to Pier 1 Imports' common stock, which consists of the par value per share of Pier 1 Imports' common stock multiplied by the aggregate number of shares of Pier 1 Imports' common stock issued and outstanding, will be reduced in proportion to the size of the reverse stock split. Correspondingly, our paid-in capital account, which consists of the difference between our stated capital and the aggregate amount paid to us upon issuance of all currently outstanding shares of Pier 1 Imports' common stock, will be increased by the same amount by which the stated capital is reduced. The shareholders' equity, in the aggregate, will remain unchanged. See Item 3 for discussion on how the proposal to reduce the par value of Pier 1 Imports' common stock will also affect stated capital.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed reverse stock split, this transaction is not the first step in a "going private transaction," within the meaning of Rule 13e-3 of the Exchange Act, and will not produce, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

Book-Entry Shares

If the reverse stock split is effected, shareholders who hold uncertificated shares (*i.e.*, shares held in book-entry form and not represented by a physical stock certificate), either as direct or beneficial owners, will have their holdings electronically adjusted by Mellon Investor Services LLC, the "exchange agent", through the Depository Trust Company's Direct Registration System (and, for beneficial owners, by their brokers or banks that hold in "street name" for their benefit, as the case may be) to give effect to the reverse stock split.

U.S. shareholders who hold uncertificated shares as direct owners do not need to take any action in order to receive any cash payment in lieu of fractional shares or other distributions, if any, that may be declared and payable to holders of record following the reverse stock split. Non-U.S. shareholders who hold uncertificated shares as direct owners will be sent a letter of transmittal and a W-8BEN form by the exchange agent and will need to return it properly completed and duly executed in order to receive any cash payment in lieu of fractional shares or other distributions, if any, that may be declared and payable to holders of record following the reverse stock split.

Exchange of Stock Certificates

If the reverse stock split is effected, shareholders holding certificated shares (*i.e.*, shares represented by one or more physical stock certificates) will be required to exchange their old stock certificate(s) ("Old Certificate(s)") for shares held in book-entry form through the Depository Trust Company's Direct Registration System representing the appropriate number of shares of Pier 1

Imports' common stock resulting from the reverse stock split. Shareholders of record upon the Effective Time will be furnished the necessary materials and instructions for the surrender and exchange of their Old Certificate(s) at the appropriate time by the exchange agent. Shareholders will not have to pay any transfer fee or other fee in connection with such exchange. As soon as practicable after the Effective Time, the exchange agent will send a transmittal letter to each shareholder advising such holder of the procedure for surrendering Old Certificate(s) in exchange for new shares held in book-entry form. Pursuant to applicable rules of the NYSE, your Old Certificate(s) representing pre-split shares cannot be used for either transfers or deliveries made on the NYSE. Accordingly, you must exchange your Old Certificate(s) in order to effect transfers or deliveries of your shares on the NYSE.

YOU SHOULD NOT SEND YOUR OLD CERTIFICATES NOW. YOU SHOULD SEND THEM ONLY AFTER YOU RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

As soon as practicable after the surrender to the exchange agent of any Old Certificate(s), together with a properly completed and duly executed transmittal letter and any other documents the exchange agent may specify, the exchange agent will have their holdings electronically adjusted in the name of such person.

Until surrendered as contemplated herein, a shareholder's Old Certificate(s) shall be deemed at and after the Effective Time to represent the number of full shares of Pier 1 Imports' common stock resulting from the reverse stock split. Until shareholders have returned their properly completed and duly executed transmittal letter and surrendered their Old Certificate(s) for exchange, shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the reverse stock split.

Any shareholder whose Old Certificate(s) have been lost, destroyed or stolen will be entitled to new shares in book-entry form only after complying with the requirements that we and our transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any Old Certificate, except that if any book-entry shares are to be issued in a name other than that in which the Old Certificate(s) are registered, it will be a condition of such issuance that (1) the person requesting such issuance must pay to us any applicable transfer taxes or establish to our satisfaction that such taxes have been paid or are not payable, (2) the transfer complies with all applicable federal and state securities laws, and (3) the surrendered certificate is properly endorsed and otherwise in proper form for transfer.

Any shareholder who wants to continue holding certificated shares may request new certificate(s) from Pier 1 Imports' transfer agent.

Fractional Shares

We do not currently intend to issue fractional shares in connection with the reverse stock split. Therefore, we do not expect to issue book-entry shares or certificates representing fractional shares. Shareholders who would otherwise hold fractional shares because the number of shares of common stock they hold before the reverse stock split is not evenly divisible by the split ratio ultimately selected by the board of directors will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from the exchange agent and, where shares are held in certificated form, the surrender of all Old Certificate(s) and receipt by the exchange agent of a properly completed and duly executed transmittal letter, in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the exchange agent of all fractional shares otherwise issuable. Non-U.S. shareholders who hold certificated or uncertificated shares will need to return to the exchange agent a properly completed and duly executed transmittal letter and W-8BEN form in order to receive cash in lieu of such fractional shares. The ownership of a fractional share interest will not give the holder any voting, dividend or other rights, except to receive the above-described cash payment. Pier 1 Imports will be responsible for any brokerage fees or commissions related to the exchange agent's selling in the open market shares that would otherwise be fractional shares.

Shareholders should be aware that, under the escheat or abandoned property laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the Effective Time may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by us or our transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, shareholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the exchange agent's instructions, will have to seek to obtain such funds directly from the state to which they were paid.

No Appraisal Rights

Under the Delaware General Corporation Law, the shareholders are not entitled to dissenter's rights or appraisal rights with respect to the reverse stock split described in this Item 2, and we will not independently provide the shareholders with any such rights.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a general summary of certain U.S. federal income tax consequences of the reverse stock split that may be relevant to holders of Pier 1 Imports' common stock that hold such stock as a capital asset for federal income tax purposes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. This discussion does not address all aspects of federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) holders subject to the alternative minimum tax; (ii) banks, insurance companies, or other financial institutions; (iii) tax-exempt organizations; (iv) dealers in securities or commodities; (v) regulated investment companies or real estate investment trusts; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes and their partners or members); (vii) traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; (viii) U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar; (ix) persons holding Pier 1 Imports' common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; (x) persons who acquire shares of Pier 1 Imports' common stock in connection with employment or other performance of services; or (xi) U.S. expatriates. In addition, this summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction and U.S. federal tax consequences other than federal income taxation. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Pier 1 Imports' common stock, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service ("IRS") regarding the United States federal income tax consequences of the reverse stock split and there can be no assurance the IRS will not challenge the statements and conclusions set forth in this discussion or that a court would not sustain any such challenge. EACH HOLDER OF COMMON STOCK SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR WITH RESPECT TO

THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO SUCH HOLDER.

For purposes of the discussion below, a "U.S. Holder" is a beneficial owner of shares of Pier 1 Imports' common stock that for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A "Non-U.S. Holder" is a beneficial owner (other than a partnership) of shares of Pier 1 Imports' common stock who is not a U.S. Holder.

U.S. Holders

The reverse stock split should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Pier 1 Imports' common stock, as discussed below. A U.S. Holder's aggregate tax basis in the shares of Pier 1 Imports' common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of Pier 1 Imports' common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Pier 1 Imports' common stock), and such U.S. Holder's holding period in the shares of Pier 1 Imports' common stock received should include the holding period in the shares of Pier 1 Imports' common stock surrendered. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the shares of Pier 1 Imports' common stock surrendered to the shares of Pier 1 Imports' common stock received pursuant to the reverse stock split. Holders of shares of Pier 1 Imports' common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. Holder who receives cash in lieu of a fractional share of Pier 1 Imports' common stock pursuant to the reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the shares of Pier 1 Imports' common stock surrendered that is allocated to such fractional share of Pier 1 Imports' common stock. Such capital gain or loss should be long term capital gain or loss if the U.S. Holder's holding period for Pier 1 Imports' common stock surrendered exceeded one year at the Effective Time.

Information Reporting and Backup Withholding. Information returns generally will be required to be filed with the IRS with respect to the receipt of cash in lieu of a fractional share of Pier 1 Imports' common stock pursuant to the reverse stock split in the case of certain U.S. Holders. In addition, U.S. Holders may be subject to a backup withholding tax (at the current applicable rate of 28%) on the payment of such cash if they do not provide their taxpayer identification numbers in the manner required or otherwise fail to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the U.S. Holder's federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Non-U.S. Holders who exchange shares of Pier 1 Imports' common stock pursuant to the reverse stock split generally should be subject to tax in the manner described above under "U.S. Holders," except that any capital gain realized by a Non-U.S. Holder as a result of receiving cash in lieu of a fractional share of Pier 1 Imports' common stock generally should not be subject to U.S. federal income or withholding tax if the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder and neither we nor the exchange agent has actual knowledge to the contrary unless:

- the Non-U.S. Holder is an individual who holds Pier 1 Imports' common stock as a capital asset, is present in the U.S. for 183 days or more during the taxable year of the reverse stock split and meets certain other conditions;
- the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder's permanent establishment in the U.S.); or
- we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the Effective Time, or the period that the Non-U.S. Holder held the shares of Pier 1 Imports' common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation.

Individual Non-U.S. Holders who are subject to U.S. federal income tax because they are present in the United States for 183 days or more during the year of the reverse stock split will be taxed on their gain (including gain from the sale of shares of Pier 1 Imports' common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other Non-U.S. Holders subject to U.S. federal income tax with respect to gain recognized as a result of receiving cash in lieu of a fractional share of common stock generally will be taxed on such gain in the same manner as if they were U.S. Holders and, in the case of foreign corporations, may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding. In general, backup withholding and information reporting will not apply to payment of cash in lieu of a fractional share of Pier 1 Imports' common stock to a Non-U.S. Holder pursuant to the reverse stock split if the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder and neither we nor the exchange agent has actual knowledge to the contrary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS. In certain circumstances the amount of cash paid to a Non-U.S. Holder in lieu of a fractional share of Pier 1 Imports' common stock, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

Vote Required

The affirmative vote of a majority of the outstanding shares of common stock entitled to vote is required to approve the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to effect a reverse stock split of Pier 1 Imports' common stock having a split ratio between, and including, 1-for-2 and 1-for-20, as will be selected by the board of directors prior to the time of filing such Certificate of Amendment with the Delaware Secretary of State. If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "FOR" this proposal. Any shares not voted (whether by abstention or otherwise) will have the same effect as a vote "AGAINST" this proposal.

The board of directors has declared it advisable and unanimously recommends a vote "FOR" approval of the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to effect a reverse stock split of Pier 1 Imports' common stock having a split ratio between, and including, 1-for-2 and 1-for-20, as will be selected by the board of directors prior to the time of filing such Certificate of Amendment with the Delaware Secretary of State.

ITEM 3—Proposal to Approve an Amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to Reduce the Par Value of Pier 1 Imports' Common Stock from $1.00 Per Share to $0.001 Per Share

The board of directors has unanimously adopted a resolution seeking shareholder approval to amend Pier 1 Imports' Certificate of Incorporation to reduce the par value of Pier 1 Imports' common stock. The Certificate of Incorporation currently authorizes the issuance of shares of common stock with a par value of $1.00 per share. The board of directors believes it is in the best interests of Pier 1 Imports to amend the Certificate of Incorporation to reduce the par value of Pier 1 Imports' common stock to $0.001 per share. The reduction in par value is intended to bring Pier 1 Imports in line with the practice of other public companies with respect to par value.

We further believe that a change from a par value of $1.00 per share to $0.001 per share will provide us with greater flexibility in utilizing Pier 1 Imports' common stock for various corporate purposes. We also believe that a reduction in par value will provide us with greater flexibility with respect to the issuance of stock and stock-based compensation because Delaware law requires that we receive at least the par value per share as consideration for the issuance of Pier 1 Imports' common stock.

Historically, the concept of par value served to protect creditors and senior security holders by ensuring that a company received at least the par value as consideration for issuance of stock. Over time, the concept of par value has lost its significance for the most part. Many companies that incorporate today use a nominal par value or have no par value.

The reduction in the par value of Pier 1 Imports' common stock would result in a reduction in the stated capital on our balance sheet attributable to Pier 1 Imports' common stock (approximately $100.7 million) and a corresponding increase in the paid-in capital account (approximately $100.7 million). The reduction in the par value would not change the number of authorized shares of Pier 1 Imports' common stock. The reduction in the par value would reduce the amount required to be carried by Pier 1 Imports as stated capital, thereby potentially increasing our paid-in capital available for other corporate purposes. The board of directors has not proposed the reduction in the par value with the intention of declaring dividends on the common stock. The reduction in the par value should have no effect on the rights of the holders of Pier 1 Imports' common stock except for the minimum amount per share Pier 1 Imports may receive upon the issuance of authorized but unissued shares.

The form of the proposed amendment to our Certificate of Incorporation to reduce the par value of Pier 1 Imports' common stock to $0.001 is attached to this proxy statement as Appendix B. Appendix B will be appropriately modified to delete the proposed amendment if this proposal is not approved by the requisite vote of the shareholders. The amendment to the Certificate of Incorporation will become effective upon the filing of such amendment with the Secretary of State for the State of Delaware. The approval of this proposal is not conditioned on the approval of Item 2 above or Item 4 below.

If this proposal is approved, certificates representing shares of Pier 1 Imports' common stock, $1.00 par value per share, issued and outstanding prior to the effective date of filing of the amendment to the Certificate of Incorporation will be changed to represent the same number of shares of Pier 1 Imports' common stock, $0.001 par value per share, as they did prior to such effective date. Existing certificates will not be exchanged for new certificates in connection with this amendment.

The affirmative vote of a majority of the outstanding shares of common stock entitled to vote is required to approve the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to reduce the par value of Pier 1 Imports' common stock from $1.00 per share to $0.001 per share. If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "FOR" this proposal. Any shares not voted (whether by abstention or otherwise) will have the same effect as a vote "AGAINST" this proposal.

The board of directors has declared it advisable and unanimously recommends a vote "FOR" approval of the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to reduce the par value of Pier 1 Imports' common stock from $1.00 per share to $0.001 per share.

ITEM 4—Proposal to Approve an Amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to Increase the Authorized Number of Pier 1 Imports' Shares of Preferred Stock from 5,000,000 Shares to 20,000,000 Shares, to Shorten the Description of the Authority of the Board of Directors to Issue Such Shares, and to Eliminate the Terms and Provisions of the Formula Rate Preferred Stock Currently Set Forth in the Certificate of Incorporation

The board of directors has unanimously adopted a resolution seeking shareholder approval to amend Pier 1 Imports' Certificate of Incorporation to increase the authorized number of shares of preferred stock that we have authority to issue from 5,000,000 shares to 20,000,000 shares and to submit this amendment for shareholder approval. The board of directors also authorized an amendment to amend and restate the board of directors' authority to issue such shares and to eliminate the terms and provisions of the Formula Rate Preferred Stock currently set forth in the Certificate of Incorporation.

The purpose for increasing the number of authorized shares of preferred stock is to give Pier 1 Imports the flexibility to take advantage of various business opportunities, including financings, raising additional capital, and other corporate purposes.

The preferred stock will enable Pier 1 Imports, at the option of the board of directors, to issue series of preferred shares in a manner calculated to take advantage of financing techniques that may provide a lower effective cost of capital to Pier 1 Imports. The availability of "blank check" preferred shares for issuance in the future will give Pier 1 Imports greater flexibility and permit such shares to be issued without the expense and delay of a special meeting of shareholders.

We presently have 5,000,000 shares of preferred stock authorized for issuance in our Certificate of Incorporation. The board of directors has the authority to divide these preferred shares into series, to designate each series, to fix and determine separately for each series any one or more relative rights and preferences, priorities, and limitations, and to issue shares of any series without further shareholder approval.

On or about July 2, 1987, all 5,000,000 authorized shares of our preferred stock were designated as the $.25 Preferred Stock and issued in a private placement. On October 29, 1987, we amended our Certificate of Incorporation to reclassify the 5,000,000 outstanding shares of the $.25 Preferred Stock as the Formula Rate Preferred Stock. On September 18, 1991, all outstanding shares of the Formula Rate Preferred Stock were redeemed in accordance with their terms. Under Delaware law, these 5,000,000 shares could not be reissued, except as Formula Rate Preferred Stock. The proposed amendment will eliminate all references to the Formula Rate Preferred Stock in the Certificate of Incorporation, thereby returning the shares to the status of authorized but unissued shares of preferred stock that can be issued pursuant to the board of directors' blank check authority.

Pursuant to our Certificate of Incorporation, the board of directors is authorized, without shareholder approval, to issue preferred shares on the terms that the board of directors determines in its sole discretion. For example, the board of directors will be able to determine the voting rights, dividend or distribution rate, dates for payment of dividends or distributions, whether dividends are cumulative, that is, whether dividends must first be paid on outstanding preferred shares that are issued before common share dividends are paid, liquidation prices, redemption rights and prices, any sinking fund requirements, any conversion rights and any restrictions on the issuance of any series of preferred shares. Subject to the exercise of its fiduciary duties to Pier 1 Imports, Inc. and its shareholders, the board of directors will not issue any of the newly authorized 20,000,000 available shares of preferred stock, without prior shareholder approval, for any defensive or anti-takeover purposes. At this current time, we do not have any plans, proposals or arrangements to issue any of the newly available shares of preferred stock, and the authorization of the preferred shares is not in response to any takeover attempt or any other expression of interest indicated by a third party.

The board of directors' present authority to issue the shares of preferred stock generally repeats in their entirety various provisions of the General Corporation Law of the State of Delaware. Such a long-form provision is not necessary under the General Corporation Law of the State of Delaware, and the board of directors has recommended that a shorter form be substituted in place of the long-form authority. No substantive change to the board of directors' authority to issue the authorized preferred stock in series will occur if this part of the amendment is or is not adopted.

The issuance of shares of preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by Pier 1 Imports may rank prior to the common stock as to dividend rights, liquidation preference, or both, may have full or limited voting rights, and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

The form of the proposed amendment to our Certificate of Incorporation to authorize an increase in the number of authorized shares of preferred stock from 5,000,000 shares to 20,000,000 shares, to shorten the description of the authority of the board of directors to issue such shares, and to eliminate the terms and provisions of the Formula Rate Preferred Stock is attached to this proxy statement as Appendix B. Appendix B will be appropriately modified to delete the proposed amendment if this proposal is not approved by the requisite vote of the shareholders. If the proposed amendment is approved, all 20,000,000 shares will be available for future issuance. The approval of this proposal is not conditioned on the approval of Item 2 or Item 3 above.

The affirmative vote of a majority of the outstanding shares of common stock entitled to vote is required to approve the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to increase the authorized number of shares of preferred stock from 5,000,000 shares to 20,000,000 shares, to shorten the description of the authority of the board of directors to issue such shares, and to eliminate the terms and provisions of the Formula Rate Preferred Stock. No shares of our preferred stock are outstanding. If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "FOR" this proposal. Any shares not voted (whether by abstention or otherwise) will have the same effect as a vote "AGAINST" this proposal.

The board of directors has declared it advisable and unanimously recommends a vote "FOR" approval of the amendment of the Certificate of Incorporation of Pier 1 Imports, Inc. to increase the authorized number of Pier 1 Imports' shares of preferred stock from 5,000,000 shares to 20,000,000 shares, to shorten the description of the authority of the board of directors to issue such shares, and to eliminate the terms and provisions of the Formula Rate Preferred Stock currently set forth in the Certificate of Incorporation.

ITEM 5—Proposal to Ratify the Audit Committee's Approval to Engage Ernst & Young LLP as Pier 1 Imports' Independent Registered Public Accounting Firm for Fiscal 2010

At a recent meeting of the audit committee, the committee approved engaging Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2010. Ernst & Young served as Pier 1 Imports' independent registered public accounting firm for fiscal 2009.

Although approval or ratification of such engagement is not required by our by-laws, Pier 1 Imports is seeking the shareholders' ratification of the audit committee's approval to engage Ernst & Young because we believe that allowing shareholders to express their view on the matter is good corporate governance. SEC Rule 10A-3(b)2 requires that the audit committee "...must be directly responsible for the appointment...of any registered public accounting firm...". Since the audit committee cannot abdicate this authority to the shareholders, the ratification is not binding on Pier 1 Imports. Any failure of the shareholders to ratify the audit committee's approval to engage Ernst & Young as Pier 1 Imports' independent registered public accounting firm would, however, be considered by the audit committee in determining whether to engage Ernst & Young.

The affirmative vote of a majority of the shares of common stock entitled to vote present in person or represented by proxy at the annual meeting is required to ratify the approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2010. If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "FOR" this proposal. Any such shares not voted (whether by abstention or otherwise) will have the same effect as a vote "AGAINST" this proposal.

The board of directors unanimously recommends a vote "FOR" the ratification of the audit committee's approval to engage Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2010.

Relationship with Independent Registered Public Accounting Firm

Pursuant to its charter, the audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1 Imports' independent registered public accounting firm. As described above, the audit committee has approved the engagement of Ernst & Young as Pier 1 Imports' independent registered public accounting firm for fiscal 2010.

The audit committee appointed Ernst & Young LLP as Pier 1 Imports' independent registered public accounting firm for fiscal 2009 and the shareholders ratified the appointment at the annual meeting of the shareholders held on June 20, 2008. A representative of Ernst & Young is expected to be present at the annual meeting of shareholders and will be given the opportunity to make a statement if he or she so desires and to respond to appropriate questions from shareholders.

Independent Registered Public Accounting Firm Fees

The following table presents fees incurred for professional services rendered by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm, for fiscal years ended February 28, 2009 and March 1, 2008.

	February 28, 2009	March 1, 2008
Audit Fees(1)	$1,141,350	$1,105,700
Audit Related Fees	$ 0	$ 0
Tax Fees(2)	$ 62,773	$ 136,008
All Other Fees(3)	$ 1,981	$ 1,624
Total Fees	$1,206,104	$1,243,332

(1) Includes fees for services related to the annual audit of the consolidated financial statements, required statutory audits, reviews of Pier 1 Imports' quarterly reports on Form 10-Q, the registered public accounting firm's report on Pier 1 Imports' internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002 and registration statements during the respective period.

(2) Includes fees for services related to tax compliance, tax advice and tax planning.

(3) Includes fees for subscription to online research tool.

Pre-approval of Nonaudit Fees

The audit committee has adopted a policy that requires advance approval of all audit, audit related, tax and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the audit committee of specifically defined audit, audit related and tax services. Unless the specific service has been previously pre-approved with respect to a fiscal year, the audit committee must approve the permitted service before the independent registered public accounting firm is engaged to perform it. The audit committee has delegated to the chairman of the audit committee authority to approve permitted services up to $50,000 per engagement provided that the chairman reports any pre-approval decisions to the committee at its next scheduled meeting.

AUDIT COMMITTEE REPORT

Each member of the audit committee is an independent director, pursuant to the independence requirements of the SEC and NYSE. In accordance with the committee's written charter, the committee assists the board of directors in overseeing the quality and integrity of Pier 1 Imports' accounting, auditing and financial reporting practices. In performing its oversight function, the committee reviewed and discussed Pier 1 Imports' audited consolidated financial statements as of and for the fiscal year ended February 28, 2009 with management and Pier 1 Imports' independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The committee also discussed with Pier 1 Imports' independent registered public accounting firm all matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the consolidated financial statements.

The committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and Pier 1 Imports that might affect the firm's independence consistent with applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence. The committee also discussed with the registered public accounting firm any relationships that may have an impact on their objectivity and independence and satisfied ourselves that the registered public accounting firm is independent. The committee also considered whether the provision of non-audit services by Ernst & Young LLP, Pier 1 Imports' independent registered public accounting firm for fiscal 2009, to Pier 1 Imports is compatible with maintaining Ernst & Young LLP's independence.

Based on the above-described review and discussions with management and the independent registered public accounting firm, the committee recommended to the board of directors that Pier 1 Imports' audited consolidated financial statements be included in Pier 1 Imports' Annual Report on Form 10-K for the fiscal year ended February 28, 2009, for filing with the SEC.

AUDIT COMMITTEE

Terry E. London, Chairman
Michael R. Ferrari
Cece Smith

ITEM 6—Shareholder Proposal

William C. Thompson, Jr., Comptroller of the City of New York, as custodian and a trustee of the New York City Employees' Retirement System (87,157 shares owned as of December 16, 2008), the New York City Teachers' Retirement System (100,561 shares owned as of December 16, 2008), the New York City Police Pension Fund (42,034 shares owned as of December 16, 2008), and the New York City Fire Department Pension Fund (10,541 shares owned as of December 16, 2008), and as custodian of the New York City Board of Education Retirement System (4,325 shares owned as of December 16, 2008), has submitted the following proposal in accordance with Rule 14a-8 of the Securities Exchange Act of 1934. The proposal is substantially similar to the proposals that Mr. Thompson submitted for consideration at the last two annual meetings of Pier 1 Imports, which were both defeated by the shareholders. Mr. Thompson has indicated to Pier 1 Imports that each of the above entities intends to continue to hold at least $2,000 of Pier 1 Imports' common stock through the date of Pier 1 Imports' annual shareholders meeting. Mr. Thompson's address is c/o The City of New York, Office of the Comptroller, Bureau of Asset Management, 1 Centre Street, Room 736, New York, New York 10007-2341.

To be approved, if properly presented at the meeting, the proposal must receive the affirmative vote of a majority of the shares of common stock entitled to vote present in person or represented by proxy at the annual meeting. If a proxy card is signed and returned but no direction is made, the persons named in your proxy will vote your shares "AGAINST" this proposal. Any such shares not voted (whether by abstention or otherwise) will have the same effect as a vote "AGAINST" this proposal.

The board of directors unanimously recommends a vote "AGAINST" this proposal.

Shareholder Proposal:

Resolved: That the shareholders of Pier 1 Imports, Inc. (the "Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;
2. The long-term compensation component of the Plan should utilize defined performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected performance criteria; and
3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

Pier 1 Imports' Response

As noted above, the proposal is substantially the same as the proposals that Pier 1 Imports shareholders defeated at our annual meetings held on June 28, 2007 and June 20, 2008. The proposal requests that the board of directors implement a performance-based incentive plan for senior executives (covering both annual performance-based incentive and long-term compensation) using defined financial performance criteria that are benchmarked against peer companies. Under the proposal, annual performance-based incentive and long-term compensation would be payable only if Pier 1 Imports' performance were to exceed the peer group's mean or median performance with respect to the selected financial performance criteria.(1)

In our opinion, the proposal continues to be unnecessary in light of Pier 1 Imports' current turnaround efforts and general operating environment. Moreover, it duplicates certain elements of Pier 1 Imports' existing incentive compensation policies and practices. Pier 1 Imports' current incentive plans (annual and long-term) already utilize financial performance criteria that are tied to an improvement of Pier 1 Imports' profits and value. Although these plans do not condition awards on performance exceeding the mean or median of peer performance on the selected financial performance criteria, Pier 1 Imports nevertheless must surpass certain financial performance objectives before any annual performance-based incentive payments are made or long-term compensation has compensatory value to a senior executive. Pier 1 Imports believes that the tying of annual performance-based incentive payments and long-term compensation to the financial performance measures set forth in its executive compensation program will focus senior executives on building sustainable, long-term corporate value because Pier 1 Imports' profits and value actually would have to improve before the annual performance-based incentive payments are made or the long-term compensation has any compensatory value.

Further, Pier 1 Imports believes that its current incentive plans provide more stringent standards for performance-based incentive plans than those set forth in the proposal. Indeed, the proposal, as written, could permit Pier 1 Imports to reward its senior executives when its financial performance exceeds that of its peers but has not resulted in any improved financial performance or stock appreciation at Pier 1 Imports. In other words, as long as Pier 1 Imports performs less poorly relative to its peers, its senior executives could be entitled to incentive compensation, a result contrary to the

(1) The Supporting Statement of the proposal, however, conflicts with the proposal by limiting the peer group's performance to a "median" performance with respect to the selected financial performance criteria.

contention in the supporting statement that the proposal "will focus senior executives on building sustainable long-term corporate value." If Pier 1 Imports were to base the awarding of annual performance-based incentive payments or other long-term compensation relative to the performance of companies that are losing value, the probability of such compensation being payable could be higher than when compared to the requirements of Pier 1 Imports' current executive compensation program that are specific to Pier 1 Imports.

Pier 1 Imports' annual performance-based incentive for senior executives is administered by the board of directors' compensation committee, whose duties include establishing a performance measure and quantifying it for each year for the payment of cash incentive awards. For fiscal 2009, the committee established a performance measure of adjusted consolidated operating cash earnings before interest, taxes, depreciation and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items, each as determined by the committee, or a subcommittee. We refer to this measure as the Profit Goal. For fiscal 2009, the committee set the Profit Goal target level of $40,000,000 based on projected company performance, for a senior executive to receive 100% of his or her cash incentive award potential. A threshold Profit Goal of $25,600,000 would result in the senior executive receiving 10% of his or her cash incentive award potential; and at $48,000,000, the senior executive could receive 150% of his or her cash incentive award potential. The Profit Goal targets and corresponding cash incentive award levels recommended by the committee were subsequently approved by the board of directors. Neither the Profit Goal target level of $40,000,000 nor the minimum level of $25,600,000 were met for fiscal 2009; and, accordingly, none of Pier 1 Imports' senior executives or key management participants received any incentive payments with respect to the fiscal 2009 performance of Pier 1 Imports.

For fiscal 2009, Pier 1 Imports' long-term incentive plan for senior executives consisted of stock option awards and restricted stock awards (time-based) issued under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. Pursuant to the plan, the compensation committee adopted a mix of stock options and time-based restricted stock as long-term incentives for the senior executives. The stock option awards were granted at an exercise price equal to the market price on the date of grant and vest equally over four years beginning one year after grant. The time-based restricted stock awards vest 33%, 33%, and 34% over three years beginning one year after the date of grant. Each of these awards was subsequently approved by the board of directors.

Stock option awards are designed to promote Pier 1 Imports' success by providing value to senior executives only upon a corresponding increase in value to shareholders. Pier 1 Imports believes that time-based restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and effective as a retention tool. To remain competitive, given our turnaround efforts, Pier 1 Imports must also design its executive incentive package to ensure its ability to attract and retain a highly skilled and motivated executive team, which is critical to its future success and to maximizing shareholder value. Pier 1 Imports' executive pay, therefore, includes a healthy mix of annual cash incentive awards and long-term compensation components. Overall pay is heavily weighted toward incentive-based awards that are realized only when the established performance goals are achieved. Using targets that are benchmarked to exceed peer group performance, however, is unrealistic given the turnaround environment in which Pier 1 Imports currently operates. Further, benchmarking the performance of a peer group of companies would be difficult given the size of the home furnishings industry and the fact that no single company competes directly in all aspects of Pier 1 Imports' business. In addition, in this economic environment, using benchmarked targets that are tied to peer group performance may result in the payment of incentive awards for performance unrelated to improved financial performance or stock appreciation at Pier 1 Imports.

As stated above, no senior executive or key management employee of Pier 1 Imports earned or received a performance cash incentive award for fiscal 2009 because the established minimum Profit Goal for that year was not met. Additionally, all stock option awards outstanding, including those granted during fiscal 2009, have an exercise price higher than the closing price of Pier 1 Imports' common stock at the end of fiscal 2009, which was $0.21. In order to remain competitive and return Pier 1 Imports to profitability, our pay program must be motivational, realistically achievable and tied to improved performance at Pier 1 Imports. We do not believe that a compensation plan designed according to the proposal would fulfill these objectives. Pier 1 Imports remains committed to utilizing rigorous performance goals as a measure of executive compensation and benchmarking its mix of base salary, short-term incentives and long-term incentives as elements of total compensation to peer group studies and surveys.

It would be unwise at this time for Pier 1 Imports to choose to condition payment of incentives to senior executives and key management on meeting or exceeding performance standards based on defined financial performance criteria of other peers which bear no relation to Pier 1 Imports' turnaround efforts, general operating environment and focus on a return to profitability. Pier 1 Imports prefers to design and implement both realistic and achievable annual and long-term incentive plans for its senior executives and key management team. An incentive compensation program that could permit payments to senior executives in certain circumstances when Pier 1 Imports has performed below its own expectations would fall well short of the objectives embodied in Pier 1 Imports' existing program, which has proven to be effective in Pier 1 Imports' current turnaround efforts, general operating environment and focus on a return to profitability. We believe that the performance measures used by Pier 1 Imports are set at levels that embody a "pay-for-superior-performance" standard because the profits and value of Pier 1 Imports would have to improve before any annual performance-based incentives are paid or long-term compensation has any value.

The board of directors unanimously recommends a vote "AGAINST" this proposal.

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis below. Based on the review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in Pier 1 Imports' proxy statement.

COMPENSATION COMMITTEE
John H. Burgoyne, Chairman
Robert B. Holland, III
Karen W. Katz

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis disclosure is to provide material information about Pier 1 Imports' compensation objectives and policies for its named executive officers for fiscal 2009 and to put into perspective the tabular disclosures and related narratives that follow it.

Compensation Policies, Principles, and Objectives

Pier 1 Imports has established business priorities as part of our ongoing strategy to return our business to profitability. Pier 1 Imports' success in effectively and efficiently executing these business priorities depends, in large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within Pier 1 Imports, especially executive management, in the highly competitive retail environment is challenging, especially when coupled with our ongoing turnaround efforts. Accordingly, Pier 1 Imports' overall compensation philosophy is that our executive compensation plan should be structured to attract and retain highly skilled and motivated individuals who will lead Pier 1 Imports to successful performance that is consistent with shareholders' expectations. We accomplish this by creating total compensation packages which are competitive in the retail industry, fair and equitable among the executives, and which provide strong incentives for the long-term success and performance of Pier 1 Imports. Additionally, Pier 1 Imports provides both short-term and long-term incentives to its executives for the effective management of major functions, teamwork, and effective expense control. Success on these fronts leads to the overall success of Pier 1 Imports. Pier 1 Imports believes that as an executive's level of responsibility increases, a greater portion of that executive's potential total compensation should come from performance-based plans. This aligns management's interests with shareholders' interests as the executive's potential total compensation will only increase when Pier 1 Imports' performance increases.

Putting this philosophy into operation results in a total compensation package for Pier 1 Imports' executive officers approximately equal to the 50th percentile of Pier 1 Imports' peer group when Pier 1 Imports achieves planned financial goals. Total compensation packages are designed to provide a 75th percentile opportunity when Pier 1 Imports' results significantly exceed planned financial goals.

For fiscal 2009, Pier 1 Imports used a group of peer companies to benchmark executive perquisites, the base salary, short-term incentive and long-term incentive elements of total compensation and non-employee director compensation. That group included Bed Bath & Beyond Inc., Blockbuster Inc., Borders Group, Inc., Charming Shoppes, Inc., Cost Plus, Inc., Eddie Bauer Holdings, Inc., Jo-Ann Stores, Inc., Kirkland's, Inc., Liz Claiborne Inc., PetSmart, Inc., Restoration Hardware, Inc., Ross Stores, Inc., Stein Mart, Inc., Tuesday Morning Corporation, Williams-Sonoma, Inc., and Zale Corporation. Data for these companies was provided by Towers, Perrin, Forster & Crosby, Inc., the executive compensation consultant to the compensation committee.

Executive Compensation Components

In addition to base salary, short-term incentives, and long-term incentives, Pier 1 Imports' compensation program in fiscal 2009 included retirement plans and employment and post-employment agreements. With respect to Mr. Smith, who became Pier 1 Imports' president and chief executive officer on February 19, 2007, these elements are discussed separately below under the caption "Employment Agreements and Post-Employment Consulting Agreements". As discussed below, the fiscal 2009 compensation program did not include the payment of allowances for certain perquisites.

Base Salary—Pier 1 Imports designs base salary to (i) reflect an individual's experience, skills and level of responsibility, (ii) provide a fixed amount of compensation commensurate with market conditions for similar jobs, (iii) reflect an executive's individual performance and contribution, and (iv) aid in the retention of key personnel. The aspects of individual performance that may be considered in the determination of each executive's base salary include the individual's contribution to achieving operating goals, expense control and expense reduction, profitability, and performance as compared to planned results. In addition, the following factors may be considered when assessing the performance of each named executive officer: thought leadership (analysis, judgment, and financial acumen), results leadership (planning and execution), people leadership (influence and execution), and personal leadership (the ability to trust, adapt and learn). In fiscal 2009, however, Pier 1 Imports management, through its human resources compensation group and Pier 1 Imports' chief executive officer, supplemented by data provided by Towers Perrin, recommended to the compensation committee no base pay increase for Pier 1 Imports' named executive officers at the beginning of the fiscal year, other than a one-time adjustment to base pay for the named executive officers in consideration of the discontinuance of the payment of pre-established amounts for the perquisites described below. The current pay of these officers was considered in comparison to the 50th percentile of the selected peer group. The data showed that the chief executive officer's base salary was between the 50th and 75th peer group percentiles, and the base salaries of the executive vice presidents as a group approximated the 50th peer group percentile. The compensation committee viewed the one-time base salary adjustment to be within a reasonable range around the 50th peer group percentile. As a result, the compensation committee agreed to support management's recommendation of these one-time adjustments effective April 20, 2008.

Short-term Incentives—Pier 1 Imports designs short-term incentive cash awards to motivate executives to achieve superior annual financial performance for Pier 1 Imports and to reward an executive's contribution to achieving that financial performance. During fiscal 2009, Pier 1 Imports maintained a short-term incentive plan for its executives and key members of management. The short-term incentive plan used a performance measure of adjusted consolidated operating cash earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items, each as determined by the compensation committee, or a subcommittee. We refer to this measure as the Profit Goal. This performance measure was selected as the underlying financial measure because it focuses on factors that an individual participant's actions can affect. In addition, the Profit Goal is a better measure of core operating profitability because it eliminates the effects of financing and tax decisions as well as unusual charges and more closely reflects cash being generated by Pier 1 Imports' ongoing core operations. The offering of a short-term incentive plan maintains a competitive position with Pier 1 Imports' peer group because meeting annual financial goals leads to the long-term success of Pier 1 Imports. Also, designing the short-term incentive Profit Goal specifically around Pier 1 Imports' financial operations reinforces Pier 1 Imports' turnaround strategy thereby leading to profitability over time.

Three important factors went into developing the short-term incentive plan for fiscal 2009:

- The plan was designed to reinforce the financial turnaround efforts of Pier 1 Imports, and focus management on making the organization more efficient in every way;

- The plan was designed to reward a meaningful earnings level before a cash incentive award is paid; and
- The plan was designed to reinforce the previous fiscal year's short-term incentive plan which achieved its desired effect of turning Pier 1 Imports toward profitability.

These factors were discussed with the compensation committee and, as a result, the compensation committee and board of directors approved the plan and set $40,000,000 as the Profit Goal for fiscal 2009. This goal represented significant progress in returning Pier 1 Imports to profitability given the comparable Profit Goal measure achieved in fiscal 2008 of $10,400,000. The plan would pay 100% of an individual's target cash incentive award at a Profit Goal of $40,000,000, and a maximum of 150% of an individual's target cash incentive award at a Profit Goal of $48,000,000. The incentive plan was designed to pay an initial 10% of an individual's target cash incentive award when the Profit Goal reached $25,600,000, or a $15,200,000 improvement over the prior year. A participant's target cash incentive award for fiscal 2009 was expressed as a percentage of the participant's base salary. In fiscal 2009, those were 100% of annual base salary for Pier 1 Imports' chief executive officer and 75% of annual base salary for the other named executive officers. The plan required participants to be employed with Pier 1 Imports at the end of fiscal 2009 to receive a cash incentive award, if any. Pier 1 Imports believes that these target percentage levels are competitive when compared to Pier 1 Imports' peer group as identified at the beginning of the fiscal year. Neither the threshold nor minimum level of the Profit Goal was achieved in fiscal 2009; therefore, no participant in the plan, including the named executive officers, received short-term incentive compensation.

Long-term Incentives—Pier 1 Imports designs its long-term incentive awards to support Pier 1 Imports' overall objectives of long-term company success and performance, competitiveness in the retail industry, and retention of executives. Pier 1 Imports' long-term incentive plan for fiscal 2009 was comprised of stock option awards and time-based restricted stock awards. Pier 1 Imports believes that stock options promote Pier 1 Imports' success by providing value to the executive only when there is a corresponding increase in shareholder value. Pier 1 Imports believes that time-based restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool. During the vesting period, restricted stock awards have voting rights and are eligible to receive cash dividends, should cash dividends be paid on Pier 1 Imports' common stock.

Pier 1 Imports' fiscal 2009 long-term incentive plan included two elements: (1) non-qualified stock option awards that vest equally over a four-year period beginning on the first anniversary of the grant date; and (2) time-based restricted stock awards that vest 33%, 33% and 34% over a three-year period beginning on the first anniversary of the grant date.

For fiscal 2009, the mix of long-term incentive awards for each executive officer was determined with consideration of both internal pay equity concerns as well as market data. The following factors were taken into account in establishing that mix:

- setting the awards at the 50th peer group percentile;
- the historical grant practices of Pier 1 Imports;
- the difficulty of identifying a meaningful long-term performance target when executing a business turnaround;
- the affordability of the awards in terms of share usage and accounting expense; and
- the desired message to participants and external constituents for leverage, risk, retention, and performance.

For each named executive officer, other than the chief executive officer, Pier 1 Imports established the following mix of long-term incentive awards for fiscal 2009:

Long-Term Incentive	% of Total Long-Term Incentive
Stock Options	59%
Restricted Stock—Time-Based	41%

The value of this long-term incentive mix was determined using Black-Scholes methodology. For its chief executive officer, Pier 1 Imports provided long-term incentives pursuant to his employment agreement as discussed below.

Pier 1 Imports distributes long-term incentive awards as soon as possible following receipt of all required approvals. Stock options are granted at the closing price of Pier 1 Imports' common stock on the date of the grant. Pier 1 Imports' practice is for the grants of stock options and restricted stock to be made on the day following board of directors approval allowing Pier 1 Imports to provide information to the market, if any, that may require disclosure as a result of Pier 1 Imports' board of directors meeting at which the grants were approved. Delays in the grant date may occur pending quarterly earnings releases and conference calls or as otherwise directed by the board of directors. For fiscal 2009, the grant date was delayed pending Pier 1 Imports' fourth quarter and year-end earnings release and conference call. Pier 1 Imports does not grant equity compensation awards in anticipation of the release of material non-public information. Similarly, Pier 1 Imports does not time the release of material non-public information based on equity award grant dates. Pier 1 Imports' practice is for the date of grants of stock options and restricted stock for named executive officers to be the same date as grants for all other employees.

Perquisites—In light of then current trends regarding the payment of perquisites to executives, Pier 1 Imports, at the beginning of fiscal 2009, discontinued the payment of allowances for club dues, automobile expenses, financial planning and tax preparation, and the reimbursement for certain medical expenses. In order to maintain a competitive position within the retail industry with respect to total compensation and in consideration for the discontinuance of these benefits, there was a one-time adjustment to the executive officers' base salaries.

Retirement and Other Plans—Pier 1 Imports offers a supplemental retirement plan which is designed to provide certain executives with post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives. The plan is discussed and described below under the caption "Pension Benefits Table for the Fiscal Year Ended February 28, 2009".

Pier 1 Imports also offers a non-qualified deferred compensation plan known as the Pier 1 Benefit Restoration Plan to its executives and key members of management. This plan is also designed to provide post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1 Imports' 401(k) plan. The plan also assists Pier 1 Imports in attracting and retaining executives and key members of management. The plan is described and discussed below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 28, 2009".

Employment Agreements and Post-Employment Consulting Agreements—From time to time, Pier 1 Imports utilizes employment agreements or post-employment consulting agreements to create continuity of the executive's services and to mitigate the executive's risk of involuntary termination (other than for cause) or the executive's voluntary termination based on a good reason, both events as defined in the respective agreements.

Pier 1 Imports entered into post-employment consulting agreements with Jay R. Jacobs, Executive Vice President, Merchandising on September 13, 1995, Charles H. Turner, Executive Vice President and Chief Financial Officer on September 19, 1994 and David A. Walker, Executive Vice President,

Planning and Allocations on November 17, 1999. Effective April 20, 2008, Pier 1 Imports and each of Messrs. Jacobs, Turner and Walker mutually terminated their respective post-employment consulting agreement. There are no further post-employment consulting agreements to which Pier 1 Imports is a party. Messrs. Jacobs, Turner and Walker did not receive any consideration in exchange for the mutual termination of their respective post-employment consulting agreements, nor did Pier 1 Imports incur a penalty with respect to the termination. In conjunction with the termination of their respective post-employment consulting agreements, however, Messrs. Jacobs, Turner and Walker, along with Mr. Humenesky, were offered and each elected a lump-sum payment option of the actuarial equivalent of his accrued benefit under the Pier 1 Imports, Inc. Supplemental Retirement Plan. This is further discussed below under the caption "Pension Benefits Table for the Fiscal Year Ended February 28, 2009".

As reflected in the fiscal 2007 and 2008 Compensation Discussion and Analysis, Mr. Smith and Pier 1 Imports entered into an employment agreement for Mr. Smith's employment as Pier 1 Imports' president and chief executive officer. The initial term of the employment agreement is for three years, which began on February 19, 2007 and ends on February 27, 2010. The term of the employment agreement renews for one-year periods unless Pier 1 Imports or Mr. Smith gives notice of non-renewal at least 60 days prior to the term expiration.

Pursuant to the employment agreement, Mr. Smith receives a base salary of $1,000,000 per year. That amount was increased to $1,050,000 per year beginning in fiscal 2009, for the elimination of allowances for certain perquisites and expense reimbursement discussed above. Mr. Smith participated in Pier 1 Imports' annual short-term incentive plan described above for fiscal 2009. As discussed above, neither he nor the other named executive officers received short-term incentive compensation because the minimum level of the Profit Goal was not achieved in fiscal 2009.

Pursuant to Mr. Smith's employment agreement, Mr. Smith was granted two stock options ("Option 1" and "Option 2," and, collectively, the "Options"), to purchase an aggregate of 3,000,000 shares of Pier 1 Imports' common stock at a price of $6.69 per share. The Options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by Pier 1 Imports. Option 1 for 1,000,000 shares was time-based and vested in full on February 19, 2008.

Option 2 for 2,000,000 shares is performance-based and may vest upon meeting adjusted consolidated operating cash earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items, each as determined by the compensation committee, or a subcommittee. For purposes of the discussion below, we refer to this measure as "adjusted consolidated EBITDA". This measure was established by the board of directors for fiscal 2009 and is the same measure as the Profit Goal for the short-term incentive plan for fiscal 2009. As discussed above, the short-term incentive for fiscal 2009 established an adjusted consolidated EBITDA target of $40,000,000. In conjunction with establishing the short-term incentive plan and performance measures for fiscal 2009, the board of directors in March of 2008 authorized an amendment to Mr. Smith's employment and option agreements whereby Option 2 could have vested up to 1,000,000 shares based upon achieving a percentage of the fiscal 2009 adjusted consolidated EBITDA target as follows:

100% of the 2009 EBITDA Target – 1,000,000 shares;
96% of the 2009 EBITDA Target – 900,000 shares;
92% of the 2009 EBITDA Target – 800,000 shares;
88% of the 2009 EBITDA Target – 700,000 shares;
84% of the 2009 EBITDA Target – 600,000 shares; and
80% of the 2009 EBITDA Target – 500,000 shares.

The minimum level of the adjusted consolidated EBITDA target was not achieved in fiscal 2009; therefore, none of the 1,000,000 shares vested at the end of fiscal 2009.

Option 2 may vest up to 1,000,000 shares based upon achieving a percentage of the fiscal 2010 adjusted consolidated EBITDA target as follows:

100% of the 2010 EBITDA Target – 1,000,000 shares;
98% of the 2010 EBITDA Target – 900,000 shares;
96% of the 2010 EBITDA Target – 800,000 shares;
94% of the 2010 EBITDA Target – 700,000 shares;
92% of the 2010 EBITDA Target – 600,000 shares; and
90% of the 2010 EBITDA Target – 500,000 shares.

If Pier 1 Imports' aggregate adjusted consolidated EBITDA for fiscal years 2009 and 2010 equals or exceeds the sum of the fiscal 2009 adjusted consolidated EBITDA target plus the fiscal 2010 adjusted consolidated EBITDA target, then the Option 2 shares that did not vest at the end of fiscal 2009 may be earned and vest at the end of fiscal 2010. Both Option 1 and Option 2 have an exercise price of $6.69 per share and expire February 19, 2017. Subject to certain terms of the employment agreement, Mr. Smith must be employed with Pier 1 Imports at the end of fiscal 2010 to be entitled to the vesting of the portion of Option 2 for that fiscal year.

Mr. Smith's employment agreement contains non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment.

Pursuant to the terms of Mr. Smith's original employment agreement, in the event that the total payments and benefits received by Mr. Smith or to be received by Mr. Smith in connection with a change of control or in connection with Mr. Smith's termination of employment in respect of a change of control, whether pursuant to the terms of his employment agreement or any other plan, arrangement or agreement with Pier 1 Imports ("Total Payments"), would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, Pier 1 Imports is obligated to pay to Mr. Smith an additional amount (the "Gross-Up Payment") such that after payment by Mr. Smith of all taxes (including any excise tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, Mr. Smith retains from the Gross-Up Payment an amount equal to the excise tax imposed upon the Total Payments. The Total Payments subject to the excise tax will be such payments that are "excess parachute payments," within the meaning of Section 280G(b)(1) of the Internal Revenue Code.

Mr. Smith's employment agreement cannot be terminated by either Pier 1 Imports or Mr. Smith as a result of a change in control of Pier 1 Imports, and a change in control of Pier 1 Imports does not constitute a "Good Reason" under the employment agreement. However, under the Pier 1 Imports, Inc. Supplemental Retirement Plan, as disclosed in the table below under the caption "Potential Payments upon Termination or Change in Control", Mr. Smith would be entitled to receive the present value of the lump-sum amount of the actuarial equivalent of his benefits assuming that Mr. Smith is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), within 24 months of a change in control (as defined in the plan) of Pier 1 Imports. Had Mr. Smith's employment terminated on February 28, 2009, Mr. Smith would not, however, have been entitled to receive a Gross-Up Payment.

Compensation Determinations and Role of Executive Officers

Base pay, short-term incentive and long-term incentive compensation recommendations for the named executive officers were presented to the compensation committee at their meeting in March of 2008. The presentation included recommendations of Pier 1 Imports' chief executive officer and human resources compensation group on those elements of compensation, plus recommended plan design changes, if any, and a summary of all awards to all eligible levels of management. From time to time, these types of presentations may include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from independent outside consultants. Generally, the compensation committee approves the fiscal year compensation in March of each year with an effective date in April. Implementation of the equity grant long-term incentive compensation for the year occurred after compensation committee and board of directors approval.

Effects of Market Conditions on Compensation

The global financial and credit crisis has presented challenges for many companies, including Pier 1 Imports. Our compensation committee has frozen fiscal 2010 salaries at fiscal 2009 levels for executive officers. Additionally, the committee did not authorize long-term incentive awards of equity at the beginning of fiscal 2010. Although the majority of potential compensation provided to our executive officers is performance-based, we do not believe that it is structured to promote inappropriate risk taking by our executives. We believe that the focus of Pier 1 Imports' overall compensation philosophy encourages management to take a balanced approach that focuses on returning the company to profitability.

Pier 1 Imports' Policy on Share Ownership

The Pier 1 Imports' board of directors has adopted voluntary stock ownership guidelines for its non-employee directors. These guidelines include acquiring ownership of 50,000 or more shares of Pier 1 Imports' common stock within five years of becoming a director. Shares counted toward ownership include open market purchases, beneficial ownership, exercise of stock options, DSU's, and lapse of restrictions on restricted stock. Pier 1 Imports does not have equity or other security ownership requirements or guidelines for its executive officers. Pier 1 Imports has a written insider trading policy that among other things prohibits directors, officers and employees from selling short a Pier 1 Imports security, or trading in options on a Pier 1 Imports security, including calls and puts.

Pier 1 Imports' Policy on Section 162(m)

Pier 1 Imports considers the effect of limitations on deductibility of compensation for federal income tax purposes. Section 162(m) of the Internal Revenue Code generally denies public companies like Pier 1 Imports a federal income tax deduction for compensation paid to the chief executive officer or any of the four other most highly compensated officers that exceeds $1,000,000 for each such officer during the tax year. Qualifying performance-based compensation paid pursuant to plans approved by shareholders is not subject to this deduction limitation. Pier 1 Imports attempts to preserve the federal tax deductibility of compensation to the extent reasonably practicable when doing so is consistent with the executive compensation objective and goals mentioned above. While Pier 1 Imports is aware of and understands the requirements of Section 162(m), it does not believe that compensation decisions should be based solely upon the amount of compensation that is deductible for federal income tax purposes. Pier 1 Imports may approve elements of compensation for certain officers that are not fully deductible by Pier 1 Imports. For fiscal 2009, the only officer who received compensation that was not fully deductible was Mr. Smith.

Summary Compensation Table for the Fiscal Years Ended February 28, 2009, March 1, 2008 and March 3, 2007

The following table sets forth a summary of the compensation in the past three fiscal years for services rendered in all capacities to Pier 1 Imports and its subsidiaries by the chief executive officer, chief financial officer, three other most highly compensated executive officers, and one additional individual for whom disclosure would be required but for the fact that the individual was not serving as a Pier 1 Imports executive officer at the fiscal year-end.

Name & Principal Position	Fiscal Year	Salary(2) ($)	Bonus ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(5) ($)	All Other Compensation(6) ($)	Total ($)
Alexander W. Smith . . .	2009	$1,049,039	$ 0	N/A	$1,399,166	$ 0	$ 285,125	$ 6,996	$2,740,326
President and Chief	2008	$1,000,000	$750,000	N/A	$1,434,638	$ 0	$3,883,868	$637,144	$7,705,650
Executive Officer	2007	$ 22,243	$ 0	N/A	$ 47,296	$ 0	N/A	$ 46,598	$ 116,137
Charles H. Turner	2009	$ 459,423	$ 0	$121,004	$ 135,226	$ 0	$ 654,707	$ 22,138	$1,392,498
Executive Vice	2008	$ 425,231	$ 0	$141,241	$ 94,609	$387,000	$ 385,998	$ 65,920	$1,499,999
President and Chief	2007	$ 377,692	$ 0	$102,916	$ 42,692	$ 0	$ 107,777	$ 79,832	$ 710,909
Financial Officer									
Gregory S.									
Humenesky(1)	2009	$ 329,423	$ 0	$121,004	$ 142,675	$ 0	$ 68,365	$ 9,300	$ 670,767
Executive Vice	2008	$ 296,923	$ 0	$141,241	$ 102,472	$270,000	$ 12,034	$ 28,252	$ 850,922
President, Human Resources									
Jay R. Jacobs	2009	$ 419,423	$ 0	$121,004	$ 200,524	$ 0	$ 559,882	$ 26,055	$1,326,888
Executive Vice	2008	$ 392,115	$ 0	$141,241	$ 116,212	$351,000	$ 363,390	$ 64,381	$1,428,339
President,	2007	$ 377,692	$ 0	$102,916	$ 44,680	$ 0	$ 9,926	$ 74,334	$ 609,548
Merchandising									
Sharon M. Leite(1) . . .	2009	$ 329,423	$ 0	$ 45,479	$ 54,805	$ 0	N/A	$ 24,066	$ 453,773
Executive Vice President, Stores									
David A. Walker	2009	$ 207,192	$ 0	$ 41,746	$ 153,230	$ 0	$ 410,970	$394,861	$1,207,999
Executive Vice	2008	$ 340,000	$ 0	$141,241	$ 223,573	$306,000	$ 212,893	$ 50,837	$1,274,544
President, Planning	2007	$ 291,922	$ 0	$102,916	$ 131,570	$ 0	$ 174,279	$ 51,954	$ 752,641
and Allocations (Employment ended August 15, 2008)									

(1) Mr. Humenesky was not a named executive officer in fiscal 2007. Ms. Leite's employment began in fiscal 2008 and she was not a named executive officer in fiscal 2008.

(2) This column represents the amount of base salary paid to the named executive officer during each fiscal year. As noted above in the Compensation Discussion and Analysis, base salary for fiscal 2009 was increased due to a one-time adjustment for the discontinuation of allowances for certain perquisites and reimbursement for certain medical expenses.

(3) This column represents the dollar amount recognized for financial statement reporting purposes in each fiscal year for the fair value of time-based and performance-based restricted stock awards granted during such fiscal year as well as in prior fiscal years, in accordance with SFAS 123R. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For time-based restricted stock awards, fair value is calculated using the closing price of Pier 1 Imports' common stock on the date of grant. No amount was expensed in fiscal years 2007, 2008 or 2009 for the performance-based restricted stock awards granted in fiscal 2007 because the three-year cumulative adjusted consolidated EBITDA performance goal of $331,000,000 was not met. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(4) This column represents the dollar amount recognized for financial statement reporting purposes for each fiscal year for the fair value of stock options granted in such fiscal year as well as in prior fiscal years, in accordance with SFAS 123R. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The following table sets forth additional information on the valuation assumptions used in the calculation of the fiscal 2009 option awards

expense included in the Summary Compensation Table above. These amounts reflect Pier 1 Imports' accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

		Assumptions				
Name	**Grant Date**	**Volatility (%)**	**Expected Life (Years)**	**Risk Free Interest Rate (%)**	**Dividend Yield (%)**	**Fiscal 2009 Expense**
Alexander W. Smith	02/19/2007	43.07	5	4.500	0.25	1,399,166
Charles H. Turner	07/01/2005	40.00	5	3.840	2.20	23,618
	06/23/2006	49.50	5	5.210	0.50	26,763
	04/13/2007	42.40	5	4.687	0.25	49,782
	04/11/2008	50.84	5	2.570	0.00	35,063
Gregory S. Humenesky	03/03/2005	40.00	5	4.000	2.00	7,857
	07/01/2005	40.00	5	3.840	2.20	23,618
	06/23/2006	49.50	5	5.210	0.50	26,763
	04/13/2007	42.40	5	4.687	0.25	49,782
	04/11/2008	50.84	5	2.570	0.00	34,655
Jay R. Jacobs	07/01/2005	40.00	5	3.840	2.20	23,618
	06/23/2006	49.50	5	5.210	0.50	29,620
	04/13/2007	42.40	5	4.687	0.25	70,868
	04/11/2008	50.84	5	2.570	0.00	76,418
Sharon M. Leite	08/06/2007	43.17	5	4.520	0.25	20,150
	04/11/2008	50.84	5	2.570	0.00	34,655
David A. Walker	07/01/2005	40.00	5	3.840	2.20	31,605
	06/23/2006	49.50	5	5.210	0.50	**
	04/13/2007	42.40	5	4.687	0.25	**
	04/11/2008	50.84	5	2.570	0.00	121,625

** Grant has already been expensed for Mr. Walker in accordance with retirement eligibility guidelines.

Option 1 granted to Mr. Smith to purchase 1,000,000 shares of Pier 1 Imports' common stock on February 19, 2007 was time-based and vested on February 19, 2008. The grant is being expensed over two years at $2.88 per share. The minimum level of the fiscal 2009 adjusted consolidated EBITDA target for Option 2 was not achieved; therefore, none of the 1,000,000 shares which could have vested were expensed during fiscal 2009.

(5) This column represents the sum of the change in pension value and above market earnings on non-qualified deferred compensation earnings for each of the named executive officers. During fiscal 2007, Mr. Smith did not participate in a Pier 1 Imports defined benefit plan and Mr. Humenesky was not a named executive officer. During fiscal 2009, Ms. Leite did not participate in a Pier 1 Imports defined benefit plan.

The change in pension value was:

Name	**Fiscal 2009**	**Fiscal 2008**	**Fiscal 2007**
Alexander W. Smith	$285,125	$3,883,868	N/A
Charles H. Turner	$654,343	$ 385,629	$107,259
Gregory S. Humenesky	$ 68,092	$ 11,799	N/A
Jay R. Jacobs	$558,703	$ 360,718	$ 8,877
David A. Walker	$407,717	$ 210,351	$173,593

See the Pension Benefits Table below for additional information.

During fiscal 2009, 2008 and 2007, Mr. Smith did not participate in a non-qualified deferred compensation plan. During fiscal 2007, Mr. Humenesky was not a named executive officer. During fiscal 2009, Ms. Leite did not participate in a non-qualified deferred compensation plan. The above market earnings on the non-qualified deferred compensation plan(s) in which the below named executive officers participated were:

Name	**Fiscal 2009**	**Fiscal 2008**	**Fiscal 2007**
Charles H. Turner	$ 364	$ 369	$ 518
Gregory S. Humenesky	$ 273	$ 235	N/A
Jay R. Jacobs	$1,179	$2,672	$1,049
David A. Walker	$3,253	$2,542	$ 686

Above market earnings represent the difference between 120% of the long-term applicable Federal Rate at the time the rate for the plan was selected and the annual interest credited in calendar years 2009, 2008 and 2007 of 7.39%, 7.03% and 7.05%, respectively, by Pier 1 Imports on salary deferred by the named executive officers plus Pier 1 Imports match amounts under the non-qualified deferred compensation plans described below under the caption "Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 28, 2009". Additional information on these plans and the indicated named executive officer's participation is shown in that table.

(6) The following tables describe each component of the All Other Compensation column in the Summary Compensation Table:

Fiscal 2009 All Other Compensation(a)

Name	Tax Gross-ups(b)	Payments Relating to Employee Savings Plans(c)	Moving, Relocation and Other Expenses(d)	Total All Other Compensation
Alexander W. Smith	$ 0	$ 6,996	—	$ 6,996
Charles H. Turner	$ 0	$22,138	—	$ 22,138
Gregory S. Humenesky	$ 0	$ 9,300	—	$ 9,300
Jay R. Jacobs	$ 0	$26,055	—	$ 26,055
Sharon M. Leite	$1,134	$ 8,804	$ 14,128	$ 24,066
David A. Walker	$ 0	$22,065	$372,796	$394,861

(a) Perquisites less than $10,000 are not included in this table.

(b) This column reports the amount of gross-ups for taxes paid to the named executive officers. The amount paid to Ms. Leite was for taxes on reimbursements taxable to Ms. Leite for non-deductible moving and relocation expenses from her residence in Columbus, Ohio to Fort Worth, Texas. All eligible employees are entitled, pursuant to Pier 1 Imports' relocation policy, to have their wages "grossed-up" to offset the effects of tax liability associated with non-deductible relocation and moving expenses.

(c) This column reports (a) Pier 1 Imports matching contributions to the named executive officer's 401(k) savings account equal to the sum of (i) 100% of the first one percent of the participant's elected compensation deferral, and (ii) 50% of the next four percent of the participant's elected compensation deferral, up to the limitations imposed under IRS rules; (b) the same rate of Pier 1 Imports matching contributions to the named executive officer's account in the Pier 1 Imports non-qualified deferred compensation plan known as the Benefit Restoration Plan II, which is subject to the same vesting requirements as Pier 1 Imports' 401(k) Retirement Plan; and (c) Pier 1 Imports matching contributions to the named executive officer's Stock Purchase Plan account.

Those contributions were as follows:

Name	401(k)	BRP II	SPP	Total
Alexander W. Smith	$6,996	N/A	N/A	$ 6,996
Charles H. Turner	$7,073	$ 5,805	$9,260	$22,138
Gregory S. Humenesky	$6,900	$ 0	$2,400	$ 9,300
Jay R. Jacobs	$7,073	$10,530	$8,452	$26,055
Sharon M. Leite	$8,804	N/A	N/A	$ 8,804
David A. Walker (Employment ended August 15, 2008)	$5,919	$15,396	$ 750	$22,065

Pier 1 Imports' 401(k) and Stock Purchase Plan are broad based plans available to all eligible employees on a non-discriminatory basis. All stock purchases and contributions under the Stock Purchase Plan were suspended from March 29, 2008 through June 30, 2008. For fiscal 2009, matching contributions under the Stock Purchase Plan were at the following rates for each named executive officer:

Name	From March 2, 2008 to March 28, 2008	From July 1, 2008 to February 28, 2009
Charles H. Turner	50%	25%
Gregory S. Humenesky	30%	25%
Jay R. Jacobs	50%	25%
David A. Walker (Employment ended August 15, 2008)	100%	25%

(d) This column reports $1,038 cell phone allowance paid to Ms. Leite, $4,135 reimbursement paid to her for moving and relocation expenses from her residence in Columbus, Ohio to Fort Worth, Texas, and travel expenses of $8,955 paid by Pier 1 Imports for her travel between Columbus, Ohio and Fort Worth, Texas during her period of relocation. This column reports $372,796 paid to Mr. Walker under an agreement for severance benefits with respect to the end of Mr. Walker's employment with Pier 1 Imports.

Fiscal 2007 and Fiscal 2008 All Other Compensation

Name	Fiscal Year	Car Allowance	Club Dues Allowance	Cell Phone Allowance	Officer Medical Reimbursement(a)	Financial Planning and Tax Preparation Services Allowance	Tax Gross-Ups(b)	Payments Relating to Employee Savings Plans(c)	Dividends Paid on Restricted Stock(d)	Moving, Relocation and Other Expenses(e)	Total All Other Compensation
Alexander W. Smith	2008	$19,200	$3,900	$900	$ 3,111	$20,000	$ 0	$ 4,615	N/A	$585,418	$637,144
	2007	$ 526	$ 107	N/A	$ 0	$ 0	$ 0	$ 0	N/A	$ 45,965	$ 46,598
Charles H. Turner	2008	$14,400	$2,400	$900	$ 5,467	$ 8,600	$ 0	$34,153	$ 0	$ 0	$ 65,920
	2007	$13,200	$2,228	N/A	$14,533	$ 7,600	$3,829	$31,336	$7,106	$ 0	$ 79,832
Gregory S. Humenesky	2008	$14,400	$2,400	$900	$ 3,312	$ 6,000	$ 0	$ 1,240	$ 0	$ 0	$ 28,252
Jay R. Jacobs	2008	$14,400	$2,400	$900	$ 1,615	$ 7,800	$ 0	$37,266	$ 0	$ 0	$ 64,381
	2007	$13,200	$2,228	N/A	$ 4,145	$ 7,600	$2,950	$37,105	$7,106	$ 0	$ 74,334
David A. Walker (Employment ended August 15, 2008)	2008	$14,400	$2,400	$900	$ 3,954	$ 6,800	$ 0	$22,383	$ 0	$ 0	$ 50,837
	2007	$13,200	$2,228	N/A	$ 1,510	$ 5,700	$2,511	$19,699	$7,106	$ 0	$ 51,954

(a) This column reports amounts reimbursed to the named executive officers for medical expenses under the Pier 1 Imports Executive Health Expense Reimbursement Plan.

(b) This column reports the amount of gross-ups for taxes paid to the named executive officers.

(c) This column reports (a) Pier 1 Imports matching contributions to the named executive officer's 401(k) savings account equal to the sum of (i) 100% of the first one percent of the participant's elected compensation deferral, and (ii) 50% of the next four percent of the participant's elected compensation deferral, up to the limitations imposed under IRS rules; (b) the same rate of Pier 1 Imports matching contributions to the named executive officer's account in the Pier 1 Imports non-qualified deferred compensation plan known as the Benefit Restoration Plan II, which is subject to the same vesting requirements as Pier 1 Imports' 401(k) Retirement Plan; and (c) Pier 1 Imports matching contributions to the named executive officer's Stock Purchase Plan account equal to 50% of the named executive officer's compensation deduction, other than Mr. Walker whose matching contributions were 100% of his compensation deduction, and Mr. Humenesky whose matching contributions were 20% for a portion of the year and 30% for the remainder of the year.

Those contributions were as follows:

Name	Fiscal Year	401(k)	BRP II	SPP	Total
Alexander W. Smith	2008	$4,615	N/A	N/A	$ 4,615
	2007	N/A	N/A	N/A	N/A
Charles H. Turner	2008	$7,039	$ 5,853	$21,261	$34,153
	2007	$6,687	$ 5,765	$18,884	$31,336
Gregory S. Humenesky	2008	$ 0	$ 0	$ 1,240	$ 1,240
Jay R. Jacobs	2008	$6,808	$10,852	$19,606	$37,266
	2007	$6,687	$11,534	$18,884	$37,105
David A. Walker (Employment ended August 15, 2008)	2008	$5,100	$10,783	$ 6,500	$22,383
	2007	$4,488	$ 8,711	$ 6,500	$19,699

Pier 1 Imports' 401(k) and Stock Purchase Plan are broad based plans available to all eligible employees on a non-discriminatory basis.

(d) This column reports dividends paid on unvested restricted stock held by the named executive officers.

(e) This column reports the following amounts paid to Mr. Smith pursuant to his employment agreement and as described in the Compensation Discussion and Analysis above:

- $125,000 allowance for moving, relocation, and other expenses ($45,965 paid during fiscal 2007 and $79,035 paid during fiscal 2008);
- Travel expenses of $6,383 paid by Pier 1 Imports during fiscal 2008 for Mr. Smith and his spouse for travel between Boston and Fort Worth; and
- $500,000 reimbursement during fiscal 2008 for lost benefits under the long-range performance incentive plan of his former employer.

Grants of Plan-Based Awards for the Fiscal Year Ended February 28, 2009

During fiscal 2009, Pier 1 Imports maintained a short-term incentive plan (pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan) for its executives and key members of management in which the named executive officers participated. Under the plan, incentive awards in the form of cash are paid if Pier 1 Imports attains certain targeted levels of adjusted consolidated operating cash earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges nor recurring non-cash items, each as determined by the compensation committee, or a subcommittee. We refer to this measure as the Profit Goal. The participant must be employed at the end of the fiscal year to receive any cash incentive award. An executive's cash incentive award potential is expressed as a percentage of his annual base salary for the fiscal year. The cash incentive award target for Mr. Smith was 100% of his annual base salary and for Messrs. Turner, Humenesky and Jacobs and Ms. Leite was 75% of their annual base salary. Mr. Walker was not employed with Pier 1 Imports at the end of fiscal 2009. The short-term incentive plan is further described in the Compensation Discussion and Analysis above. Neither the threshold nor the minimum level of the Profit Goal was achieved for fiscal 2009, and no short-term incentive compensation was earned pursuant to the plan.

During fiscal 2009, Pier 1 Imports granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan time-based restricted stock awards. These time-based awards vest 33%, 33% and 34% each year over a three-year period beginning on the first anniversary of the grant date provided that the participant is employed at the vesting date. Time-based restricted stock grants for fiscal 2009 to Messrs. Turner, Humenesky and Jacobs and Ms. Leite were 15,000 shares each and to Mr. Walker were 10,000 shares. Mr. Walker forfeited all of his unvested restricted stock awards upon his termination. Mr. Smith was not granted any of these awards in fiscal 2009. Long-term incentives to Mr. Smith are pursuant to his employment agreement as described in the Compensation Discussion and Analysis above.

During fiscal 2009, Pier 1 Imports granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan non-qualified stock options of 35,000 to Mr. Walker and 45,000 each to Messrs. Turner, Humenesky and Jacobs and Ms. Leite that vest equally over a four-year period beginning on the first anniversary of the grant date. The options terminate 10 years from the date of grant. Mr. Walker's stock option vesting accelerated pursuant to the stock option grant agreement upon the end of his employment given his age and years of service with Pier 1 Imports. Those fully vested options may be exercised during the three years following his termination. Mr. Smith was not granted any of these awards in fiscal 2009. Long-term incentives to Mr. Smith are pursuant to his employment agreement as described in the Compensation Discussion and Analysis above.

The following table sets forth information relating to grants of plan-based awards during the fiscal year ended February 28, 2009 to the executive officers named in the Summary Compensation Table. Pier 1 Imports distributes long-term incentive awards as soon as possible following receipt of all required approvals. Stock options are granted at the closing price of Pier 1 Imports' common stock on the date of the grant. Pier 1 Imports' practice is for the grants of stock options and restricted stock to be made on the day following board of directors approval allowing Pier 1 Imports to provide information to the market, if any, that may require disclosure as a result of Pier 1 Imports' board of directors meeting at which the grants were approved. Delays in the grant date may occur pending quarterly earnings releases and conference calls or as otherwise directed by the board of directors. For fiscal 2009, the grant date was delayed pending Pier 1 Imports' fourth quarter and year-end earnings release and conference call.

Name	Grant Date	Meeting Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards(4) ($/Share)	Grant Date Fair Value of Stock and Option Awards(5) ($)
Alexander W. Smith	N/A	N/A	$105,000	$1,050,000	$1,575,000	—	N/A	—	0	0	N/A	N/A
Charles H. Turner	04/11/2008	03/25/2008	$ 34,500	$ 345,000	$ 517,500	—	N/A	—	15,000	45,000	$7.45	$268,125
Gregory S. Humenesky	04/11/2008	03/25/2008	$ 24,750	$ 247,500	$ 371,250	—	N/A	—	15,000	45,000	$7.45	$268,125
Jay R. Jacobs	04/11/2008	03/25/2008	$ 31,500	$ 315,000	$ 472,500	—	N/A	—	15,000	45,000	$7.45	$268,125
Sharon M. Leite	04/11/2008	03/25/2008	$ 24,750	$ 247,500	$ 371,250				15,000	45,000	$7.45	$268,125
David A. Walker (Employment ended August 15, 2008)	04/11/2008	03/25/2008	N/A	N/A	N/A	—	N/A	—	10,000	35,000	$7.45	$196,125

(1) As noted above, no short-term incentive compensation was earned for fiscal 2009. These columns show the potential value of the payout for each named executive officer under the short-term incentive plan described above if the threshold, target or maximum amount of the Profit Goal for fiscal 2009 had been met and the named executive officer was employed at the end of the fiscal year. Mr. Walker was not employed at the end of the fiscal year. The target calculation is based on the named executive officer's fiscal 2009 annual base salary as of the last day of the fiscal year—February 28, 2009. The fiscal 2009 annual base salary in effect for cash incentive award calculations for Mr. Smith was $1,050,000; for Mr. Turner was $460,000; for Mr. Humenesky was $330,000; for Mr. Jacobs was $420,000; and for Ms. Leite was $330,000.

(2) This column shows the number of time-based restricted stock awards granted to the named executive officer in fiscal 2009 pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. These awards vest 33%, 33% and 34% respectively on each anniversary of the grant date provided that the named executive officer is employed on the vesting date. The restricted stock award agreement permits an employee to satisfy his income tax withholding obligations up to the minimum statutory rate by electing to require Pier 1 Imports to purchase unrestricted shares otherwise deliverable. Mr. Walker forfeited this restricted stock award upon his termination of employment with Pier 1 Imports on August 15, 2008.

(3) This column shows the number of non-qualified stock options granted to the named executive officer in fiscal 2009 pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. All of these options become exercisable in annual installments of 25% on each of the four anniversaries of the date of grant, except that they become fully exercisable upon retirement, death, or disability. The stock option award agreement permits an employee to tender previously owned shares to pay the exercise price of an option and permits an employee to satisfy his income tax withholding obligations up to the minimum statutory rate by the delivery of previously owned shares or the withholding of shares otherwise issuable upon exercise of the option. Options terminate (i) at the time of termination of employment if the employment ends without Pier 1 Imports' consent, (ii) the earlier of expiration of the option term or the 91st day after the date of termination in the case of termination with the consent of Pier 1 Imports, (iii) the earlier of expiration of the option term or one year after death or disability, or (iv) the earlier of expiration of the option term, or three years after retirement (defined to be age 65 or over, or age 55 or over with at least 15 years of employment with Pier 1 Imports). Upon retirement, the option award becomes fully vested. Mr. Walker's employment with Pier 1 Imports ended on August 15, 2008 and this option became 100% vested upon his date of termination and exercisable for three years following the date of termination given his age and years of service as of that date.

(4) This column shows the exercise price for the stock options granted, which was the closing market price of Pier 1 Imports' common stock on April 11, 2008.

(5) This column shows the full grant date fair value of the time-based restricted stock awards and the stock options to the named executive officers under SFAS 123R in fiscal 2009. Generally, the full grant date fair value is the amount that Pier 1 Imports would expense in its financial statements over the award's vesting schedule. As Mr. Walker was retirement eligible under the provisions of his stock option grant agreement under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (given his age and years of employment with Pier 1 Imports), the fair value of his stock option award was expensed in its entirety in fiscal 2009. The grant date fair value of the restricted stock awards was based on the closing price of Pier 1 Imports' common stock on the date of grant of $7.45. For stock options, grant date fair value was calculated using the Black Scholes model value on the date of grant as $3.48. For additional information on the valuation assumptions, refer to note #8 to the Pier 1 Imports, Inc. consolidated financial statements in Pier 1 Imports' Annual Report on Form 10-K for the fiscal year ended February 28, 2009 (the "2009 Form 10-K"). These amounts reflect Pier 1 Imports' accounting expense and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards Table for the Fiscal Year Ended February 28, 2009

The following table provides information on the current outstanding stock option and restricted stock awards held by each named executive officer as of the end of fiscal 2009. Market value was determined using the closing price of Pier 1 Imports' common stock of $0.21 (the NYSE closing price on February 27, 2009, which was the last business day of fiscal 2009).

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested(5) ($)
Alexander W. Smith	02/19/2007	1,000,000			$ 6.6900	02/19/2017				
	02/19/2007			2,000,000(3)	$ 6.6900	02/19/2017				
							N/A	N/A	N/A	N/A
Charles H. Turner	10/12/2000	60,000			$10.4375	10/12/2010				
	09/27/2001	75,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	15,000	5,000		$14.2500	07/01/2015				
	06/23/2006	15,000	15,000		$ 7.5500	06/23/2016				
	04/13/2007	15,000	45,000		$ 7.7700	04/13/2017				
	04/11/2008		45,000		$ 7.4500	04/11/2018				
	06/23/2006						3,740	$ 785		
	04/13/2007						8,040	$1,688		
	04/11/2008						15,000	$3,150		
	06/23/2006								12,000	$2,520
Gregory S. Humenesky . . .	03/03/2005	3,750	1,250		$18.4900	03/03/2015				
	07/01/2005	15,000	5,000		$14.2500	07/01/2015				
	06/23/2006	15,000	15,000		$ 7.5500	06/23/2016				
	04/13/2007	15,000	45,000		$ 7.7700	04/13/2017				
	04/11/2008		45,000		$ 7.4500	04/11/2018				
	06/23/2006						3,740	$ 785		
	04/13/2007						8,040	$1,688		
	04/11/2008						15,000	$3,150		
	06/23/2006								12,000	$2,520
Jay R. Jacobs	10/12/2000	45,000			$10.4375	10/12/2010				
	09/27/2001	75,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	15,000	5,000		$14.2500	07/01/2015				
	06/23/2006	15,000	15,000		$ 7.5500	06/23/2016				
	04/13/2007	15,000	45,000		$ 7.7700	04/13/2017				
	04/11/2008		45,000		$ 7.4500	04/11/2018				
	06/23/2006						3,740	$ 785		
	04/13/2007						8,040	$1,688		
	04/11/2008						15,000	$3,150		
	06/23/2006								12,000	$2,520
Sharon M. Leite	08/06/2007	7,500	22,500		$ 6.2500	08/06/2017				
	04/11/2008		45,000		$ 7.4500	04/11/2018				
	08/06/2007						4,020	$ 844		
	04/11/2008						15,000	$3,150		
									N/A	N/A

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested(5) ($)
David A. Walker(6)	03/25/1999	3,500			$ 8.1875	03/25/2009				
(Employment ended	09/14/1999	25,000			$ 5.8125	09/14/2009				
August 15, 2008)	10/12/2000	60,000			$10.4375	10/12/2010				
	09/27/2001	100,000			$ 8.2600	08/15/2011				
	09/26/2002	100,000			$20.3800	08/15/2011				
	09/25/2003	100,000			$19.4000	08/15/2011				
	06/28/2004	100,000			$17.2500	08/15/2011				
	07/01/2005	20,000			$14.2500	08/15/2011				
	06/23/2006	30,000			$ 7.5500	08/15/2011				
	04/13/2007	60,000			$ 7.7700	08/15/2011				
	04/11/2008	35,000			$ 7.4500	08/15/2011				
							N/A	N/A	N/A	N/A

(1) For better understanding of this table, we have included an additional column showing the grant date of the stock options and restricted stock awards.

(2) Stock options become exercisable in accordance with the vesting schedule below:

Grant Date	Vesting
03/03/2005, 07/01/2005, 06/23/2006, 04/13/2007, 08/06/2007 and 04/11/2008	25% per year beginning on the anniversary of grant date.
02/19/2007	As described and discussed in the Compensation Discussion and Analysis above, Option 1 for Mr. Smith vested in full on February 19, 2008.

(3) Refer to the Compensation Discussion and Analysis above on Option 2 granted to Mr. Smith for a discussion of its vesting.

(4) Time-based restricted stock awards vest according to the following schedule:

Grant Date	Vesting
06/23/2006, 04/13/2007, 08/06/2007 and 04/11/2008	33%, 33% and 34%, respectively, on each anniversary of the grant date provided that the participant is employed at the vesting date.

(5) Performance-based restricted stock awards vest according to the following schedule:

Grant Date	Vesting
06/23/2006	Cliff vest on date of filing 2009 Form 10-K if three-year cumulative adjusted consolidated EBITDA is at least $331,000,000 provided that the participant is employed at the end of the three fiscal years. These awards did not vest and were forfeited as of that date given Pier 1 Imports' three-year cumulative adjusted consolidated EBITDA being below the stated amount.

(6) Upon the termination of Mr. Walker's employment on August 15, 2008, all unvested restricted stock awards (time and performance-based) were forfeited. Given Mr. Walker's age and years of service as of the date his employment ended, Mr. Walker's unvested options became 100% vested. Mr. Walker's stock options are exercisable until the earlier of expiration of the option term of 10 years from the grant date, or August 15, 2011.

Option Exercises and Stock Vested Table for the Fiscal Year Ended February 28, 2009

The following table provides information for each named executive officer on (a) stock option exercises during fiscal 2009, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares for which forfeiture restrictions lapse upon the vesting of time-based restricted stock awards and the value realized. In each event the value realized is before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards(1)		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Grant Date	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alexander W. Smith	0	$0	N/A	N/A	N/A
Charles H. Turner	0	$0	04/13/2007	3,960	$29,502
			06/23/2006	3,630	$14,520
			07/01/2005	6,120	$19,890
Gregory S. Humenesky	0	$0	04/13/2007	3,960	$29,502
			06/23/2006	3,630	$14,520
			07/01/2005	6,120	$19,890
Jay R. Jacobs	0	$0	04/13/2007	3,960	$29,502
			06/23/2006	3,630	$14,520
			07/01/2005	6,120	$19,890
Sharon M. Leite			08/06/2007	1,980	$ 7,682
David A. Walker (Employment ended August 15, 2008)	0	$0	04/13/2007	3,960	$29,502
			06/23/2006	3,630	$14,520
			07/01/2005	6,120	$19,890

(1) On April 13, 2007, June 23, 2006 and July 1, 2005, Messrs. Turner, Humenesky, Jacobs and Walker were each granted 12,000 shares, 11,000 shares and 18,000 shares, respectively, of restricted stock that vest 33%, 33% and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On April 13, 2008, the forfeiture restrictions lapsed on 3,960 shares with a market price of $7.45 as of that date. On June 23, 2008, the forfeiture restrictions lapsed on 3,630 shares with a market price of $4.00 as of that date. On July 1, 2008, the forfeiture restrictions lapsed on 6,120 shares with a market price of $3.25 as of that date. On August 6, 2007, Ms. Leite was granted 6,000 shares of restricted stock that vest 33%, 33% and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On August 6, 2008, the forfeiture restrictions lapsed on 1,980 shares with a market price of $3.88 as of that date.

Pension Benefits Table for the Fiscal Year Ended February 28, 2009

Pier 1 Imports' chief executive officer and the named executive officers other than Ms. Leite participate in a plan which was adopted by Pier 1 Imports in 1995 and is known as the Supplemental Retirement Plan. The plan provides upon death, disability, or retirement, or termination of employment (including termination of employment in certain circumstances as a result of a change in control) for reasons other than cause (as defined in the plan) each participant will receive a life annuity based on an annual benefit which generally equals 60% of the participant's highest three-year average of annual salary and bonus offset by Social Security retirement benefits. As shown in Pier 1 Imports' Form 8-K filed on November 15, 2007, Mr. Smith was offered, and he elected, a lump-sum payment option of the actuarial equivalent of his benefit. As shown in Pier 1 Imports' Form 8-K filed on April 24, 2008,

Messrs. Turner, Jacobs and Walker were offered, and each elected, a lump-sum payment option of the actuarial equivalent of his benefit. Effective April 20, 2008, Mr. Humenesky was offered, and he elected, a lump-sum payment option of the actuarial equivalent of his benefit. For the named executive officers that participate in the plan (other than Mr. Smith), the annual life annuity amount cannot exceed $500,000. Mr. Smith's benefit calculation is not subject to this limitation. For certain participants the plan also provides that in the event of disability or retirement, those participants and their dependents have the lifetime right to participate in comparable major medical and hospitalization insurance coverage as made available generally to Pier 1 Imports employees and their dependents. If the executive elects such coverage he or she must pay a portion of the total premium. In the event of termination of employment (for reasons other than cause) prior to retirement eligibility, the participant and his or her dependents have the right to participate in such comparable major medical and hospitalization insurance coverage during the 15 years immediately after the date the participant attains age 65. If the participant elects such coverage he or she must pay the total premium. Termination of employment in certain circumstances as a result of a change in control may constitute retirement under the plan.

The following table shows the present value of each named executive officer's total accumulated benefit under Pier 1 Imports' Supplemental Retirement Plan as of the fiscal year ended February 28, 2009.

Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Alexander W. Smith	9.67	$4,088,276(2)	$0
Charles H. Turner	17	$2,510,223	$0
Gregory S. Humenesky	5	$ 79,891	$0
Jay R. Jacobs	31	$2,997,808	$0
Sharon M. Leite	N/A	N/A	N/A
David A. Walker (Employment ended August 15, 2008)	39	$1,666,407	$0(3)

(1) With the exception of Mr. Smith, the number of years of credited service for plan purposes equals the years of credited vesting service as determined by Pier 1 Imports' 401(k) plan for the participant, regardless of whether the participant is actually participating in the 401(k) plan. In all cases except Mr. Smith, the years of credited service shown equals the named executive officer's years of employment with Pier 1 Imports. Pursuant to his employment agreement, Mr. Smith was entitled to participate in the Supplemental Retirement Plan so as to achieve the same level of benefit as his accrued benefit under the supplemental executive retirement plan of his former employer. Therefore, in fiscal 2008 (as shown in Pier 1 Imports' Form 8-K filed on November 15, 2007) Mr. Smith was credited with 10 years of plan participation upon enrollment in the plan and 6.67 years of credited service as of his employment date with Pier 1 Imports. The additional 6.67 years of credited service accounts for $3,104,410 of his total present value of accrued benefits of $4,088,276. In accordance with Pier 1 Imports' 401(k) plan, and as of the end of fiscal 2009, Mr. Smith has achieved three additional years of credited service based upon his employment date.

(2) Includes the present value of medical insurance premiums payable to Mr. Smith in the event of early retirement.

(3) As described in Pier 1 Imports' Form 8-K filed on October 1, 2008, Mr. Walker was paid $1,666,407 on March 2, 2009 for settlement of the amount owed to him under the Supplemental Retirement Plan.

Benefits under the plan for each participant are prorated for years of credited service with Pier 1 Imports of less than 20 years. In addition, each participant becomes vested in that benefit based on years of plan participation under the following schedule:

Years of Plan Participation	Vesting Percentage
Less than 1	0%
1 but less than 2	10%
2 but less than 3	20%
3 but less than 4	30%
4 but less than 5	40%
5 but less than 6	50%
6 but less than 7	60%
7 but less than 8	70%
8 but less than 9	80%
9 but less than 10	90%
10 or more	100%

Vesting is accelerated to 100% upon an early retirement, normal retirement, termination of employment in certain circumstances as a result of a change in control of Pier 1 Imports, or death or disability of the participant. Messrs. Smith, Jacobs and Turner each have more than 10 years of plan participation. Mr. Humenesky has 3 years of plan participation.

None of the named executive officers qualifies for normal retirement under the plan, which requires a participant's attainment of age 65. A participant qualifies for early retirement if the participant has at least 10 years of plan participation and retires at or after age 55 and before age 65. If a participant retires from Pier 1 Imports after age 55 but before age 65, the calculated benefit prior to adjustment for Social Security benefits is reduced by 5% for each year that retirement precedes age 65. Mr. Smith is eligible for early retirement.

Refer to note #7 to the Pier 1 Imports, Inc. consolidated financial statements in the 2009 Form 10-K for a discussion of the valuation method and material assumptions applied in quantifying the present value of the current accrued benefit for the plan shown in the Pension Benefits Table above.

Non-Qualified Deferred Compensation Table for the Fiscal Year Ended February 28, 2009

The following table shows the value as of the fiscal year ended February 28, 2009 of each named executive officer's total benefit under each non-qualified deferred compensation plan of Pier 1 Imports in which the executive participates. Mr. Smith and Ms. Leite did not participate in either plan described below during fiscal 2009. Pier 1 Imports' non-qualified deferred compensation plans are:

- **Pier 1 Imports Benefit Restoration Plan**—The Pier 1 Imports Benefit Restoration Plan ("BRP") was established by Pier 1 Imports in April 1990. The BRP permits select members of management and highly compensated employees of Pier 1 Imports to defer current compensation (generally W-2 earnings). Additionally, Pier 1 Imports recognizes the value of the past and present services of employees participating in the BRP by making matching contributions to employee deferrals plus paying interest earnings on the deferral and match amounts. Pier 1 Imports' matching contribution is (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral.

Each participant's deferral and matched amounts are credited at least quarterly with an amount of interest at an annual rate equal to Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 6.63% to 7.39%. During fiscal 2009, the interest rates were 7.03% through December 31, 2008 and 7.39% January 1, 2009 through February 28, 2009. Participants' accounts are paid to them upon separation from Pier 1 Imports in a lump-sum amount unless the participant has previously elected and qualified for a five-year installment form of payment. Participants may also elect an in-service lump-sum distribution with a 10% penalty for early withdrawal. Participants' deferral amounts and the interest earned on those amounts are fully vested. No loans are permitted. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports matching contributions plus earnings after six years of service with Pier 1 Imports.

Effective December 31, 2004, the BRP was closed to further contributions by participants. The plan was renamed the BRP I and Pier 1 Imports offered after that date the BRP II plan described below. Only vested account balances remain in the BRP I along with the interest continuing to be earned on those amounts.

- **Pier 1 Imports Benefit Restoration Plan II**—All unvested BRP I amounts were transferred to the Pier 1 Imports BRP II. The BRP II has the same purpose as the BRP I, but was adopted to separate the portion of the BRP that became subject to new deferred compensation taxation laws effective January 1, 2005 generally referred to as 409A.

  BRP II participants may defer pre-tax amounts of up to 20% of their compensation (generally W-2 earnings). Participants' contributions and the interest earned on those contributions are fully vested. No loans are permitted. Pier 1 Imports' matching contribution is (i) 100% of the first one percent of the participant's compensation deferral, and (ii) 50% of the next four percent of the participant's compensation deferral. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1 Imports' 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 Imports' matching contributions plus earnings after six years of service with Pier 1 Imports.

  Each participant's deferral amount plus the Pier 1 Imports match is credited at least quarterly with an amount of interest at an annual rate equal to Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 6.63% to 7.39%. During fiscal 2009, the interest rates were 7.03% through December 31, 2008 and 7.39% January 1, 2009 through February 28, 2009. The BRP II allows for an in-service lump-sum distribution for an unforeseen emergency. Unless participants elect to have their account balance paid out to them in five annual installments, then upon separation from Pier 1 Imports their current balance is paid out to them in a lump-sum distribution, subject to delay as required by 409A.

Trusts have been established for the purpose of setting aside funds to be used to settle obligations under the benefit restoration plans. The trusts assets are consolidated in Pier 1 Imports' financial statements and consist of interest yielding investments aggregating $247,000 at February 28, 2009. The trusts also own and are the beneficiaries of a number of insurance policies on the lives of current and past key executives. At February 28, 2009, the cash surrender value of these policies was $5,409,000. These investments are restricted and may only be used to satisfy BRP obligations. Any future contributions will be made at the discretion of the board of directors and may be made in the form of cash or other assets such as life insurance policies.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals / Distributions(4) ($)	Aggregate Balance at Last Fiscal Year-End(5) ($)
Charles H. Turner					
BRP I	$ 0	$ 0	$ 0	$ 0	$ 0
BRP II	$ 7,740	$ 5,805	$ 4,734	$ 0	$ 71,694
Gregory S. Humenesky					
BRP II	$ 0	$ 0	$ 3,557	$ 0	$ 52,124
Jay R. Jacobs					
BRP I	$ 0	$ 0	$ 0	$ 0	$ 0
BRP II	$35,100	$10,530	$15,320	$ 0	$232,309
David A. Walker (Employment ended August 15, 2008)					
BRP I	$ 0	$ 0	$33,783	$102,193	$415,340
BRP II	$30,792	$15,396	$ 9,291	$151,733	$ 0

(1) Reflects participation by Messrs. Turner, Humenesky, Jacobs and Walker during fiscal 2009 in the Pier 1 Imports Benefit Restoration Plan II. Executive contribution amounts are included in each named executive officer's salary amount in the Summary Compensation Table above.

(2) Reflects Pier 1 Imports' matching contribution credited to the account of each named executive officer described in footnote 1 above, pursuant to the BRP II. These amounts are also included as All Other Compensation in the Summary Compensation Table above.

(3) Reflects interest earnings on compensation deferrals plus applicable matching contributions. The interest earnings shown are the total amount of interest payments accrued. See footnote 5 to the Summary Compensation Table above for the above market earnings portion of these interest earnings in fiscal 2009.

(4) In fiscal 2009, BRP I and BRP II plan account distributions for Mr. Walker were made pursuant to the end of his employment. Mr. Walker has elected and qualified for a 5-year installment payment of his BRP I amount. No other withdrawals or distributions were made to the named executive officers in fiscal 2009.

(5) All named executive officers listed in the table above are fully vested in the BRP I and BRP II with the exception of Mr. Humenesky, who is 80% vested.

Potential Payments upon Termination or Change in Control

The following table shows potential payments to our named executive officers under existing contracts, agreements, plans or arrangements to which they are a party for various scenarios including a change in control or termination of employment, assuming the event occurred on February 28, 2009 and, where applicable, using the closing price of Pier 1 Imports' common stock of $0.21 (the NYSE closing price on February 27, 2009). The table below does not include normal (versus early) retirement payout information because as of February 28, 2009 none of the named executive officers who participate in Pier 1 Imports' Supplemental Retirement Plan were eligible for normal retirement. Mr. Walker is excluded from the tabular discussion below as his employment with Pier 1 Imports ended on August 15, 2008. On March 2, 2009, Mr. Walker was paid $1,666,407 for settlement of the amount owed to him under the Supplemental Retirement Plan. Retirement benefits and payments to Mr. Walker are set forth in the Summary Compensation, the Pension Benefits and the Non-Qualified Deferred Compensation Tables above. For additional information regarding the Supplemental Retirement Plan, please reference the Pension Benefits discussion above. Potential payments to our named executive officers upon termination of employment under Pier 1 Imports' non-qualified deferred compensation arrangements are discussed in the Non-Qualified Deferred Compensation Table above.

This disclosure is based on the terms and provisions of the plans as they existed at the end of Pier 1 Imports' fiscal 2009, and Pier 1 Imports' interpretation of these terms and provisions at that time. One or more of the plans identified may allow the administration committee of such plan to amend the plan or award grant agreements pursuant to the plan subject to certain restrictions, or both. In such an event, the disclosures shown below would vary depending on the amendment or restriction.

Mr. Smith's employment agreement contains non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment. Additionally, stock option grants under the 1999 Plan and 2006 Plan (as described in the footnotes below) are subject to certain non-competition, non-solicitation and confidentiality agreements which, if violated by an optionee during employment, or within three years after termination of employment in the event of early retirement, will result in termination of the option grant.

	Voluntary Termination ($)	Early Retirement ($)	Voluntary Good Reason Termination ($)	Involuntary Without Cause Termination ($)	For Cause Termination ($)	Change in Control ($)	Death ($)	Disability ($)
Alexander W. Smith								
Employment Agreement								
Compensation/Benefits	$ 0	N/A	$1,050,000(13)	$1,050,000(13)	$0	$ 0	$ 0	$ 262,500(13)
Supplemental Retirement Plan(1)								
Benefit Payment	$3,898,573	$3,898,573	$3,898,573	$3,898,573	$0	$7,008,595	$1,871,117	$13,104,479
Insurance Premiums	$ 189,703	$ 189,703	$ 189,703	$ 189,703	$0	$ 189,703	$ 0	$ 189,703
Stock Options	$ 0	N/A	$ 0(13)	$ 0(13)	$0	$ 0	$ 0	$ 0(13)
Charles H. Turner								
Supplemental Retirement Plan(1)								
Benefit Payment	$2,510,223	N/A	$2,510,223	$2,510,223	$0	$6,194,987	$2,285,479	$ 3,275,670
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 254,610	$ 0	$ 254,610
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 5,624(4)	$0(2)	$ 5,624(5)	$ 5,624(6)	$ 5,624(6)
Performance-based(14)	$ 0(2)	N/A(3)	$ 0(2)	$ 2,520(4)	$0(2)	$ 2,520(5)	$ 2,520(6)	$ 2,520(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 0(11)	$ 0(12)	$ 0(12)
Gregory S. Humenesky								
Supplemental Retirement Plan(1)								
Benefit payment	$ 79,891	N/A	$ 79,891	$ 79,891	$0	$ 462,506	$ 181,494	$ 1,615,579
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 180,955	$ 0	$ 180,955
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 5,624(4)	$0(2)	$ 5,624(5)	$ 5,624(6)	$ 5,624(6)
Performance-based(14)	$ 0(2)	N/A(3)	$ 0(2)	$ 2,520(4)	$0(2)	$ 2,520(5)	$ 2,520(6)	$ 2,520(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 0(11)	$ 0(12)	$ 0(12)
Jay R. Jacobs								
Supplemental Retirement Plan(1)								
Benefit payment	$2,997,808	N/A	$2,997,808	$2,997,808	$0	$6,465,104	$2,501,790	$ 3,042,992
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 235,813	$ 0	$ 235,813
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 5,624(4)	$0(2)	$ 5,624(5)	$ 5,624(6)	$ 5,624(6)
Performance-based(14)	$ 0(2)	N/A(3)	$ 0(2)	$ 2,520(4)	$0(2)	$ 2,520(5)	$ 2,520(6)	$ 2,520(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 0(11)	$ 0(12)	$ 0(12)
Sharon M. Leite								
Restricted Stock Awards								
Time-based	$ 0(2)	N/A(3)	$ 0(2)	$ 3,994(4)	$0(2)	$ 3,994(5)	$ 3,994(6)	$ 3,994(6)
Stock Options	$ 0(7)	N/A(8)	$ 0(7)	$ 0(9)	$0(10)	$ 0(11)	$ 0(12)	$ 0(12)

(1) The amounts shown for voluntary termination, voluntary good reason termination, and involuntary without cause termination represent the present value of the lump-sum amount of the actuarial equivalent of the termination benefit for each participating named executive officer, other than Mr. Smith, under the indicated plan which is payable at age 65. For Mr. Smith, the amounts shown represent a lump-sum amount of the actuarial equivalent of his benefit under the plan given his eligibility for early retirement under the plan. The amount shown for change in control represents the present value of the lump-sum amount of the actuarial equivalent of the benefits for each participating named executive officer assuming the executive officer is involuntarily terminated other than for cause, or leaves the employment of Pier 1 Imports for good reason (as defined in the plan), within 24 months of a change in control (as defined in the plan) of Pier 1 Imports.

(2) Under grant agreements pursuant to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan ("2006 Plan") termination of employment for any reason results in a forfeiture to Pier 1 Imports of all unvested restricted stock awards. The amounts shown in the table assume that the vesting acceleration discussed in footnote 4 or 5 below does not occur upon a voluntary termination of employment.

(3) Under the 2006 Plan, the plan's administrative committee ("Committee") may, in its discretion, notwithstanding the grant agreement, upon a participant's retirement fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. It is not the normal policy of the Committee to fully vest or accelerate restricted stock awards upon a participant's retirement. Although the plan does not define retirement, for the purposes of this table, eligibility for early retirement assumes attainment of age 55 plus 15 years of service with Pier 1 Imports, and eligibility for normal retirement assumes age 65 regardless of years of service. These are the same parameters for early retirement and normal retirement used in Pier 1 Imports' stock option grants. Messrs. Turner, Humenesky and Jacobs and Ms. Leite, given their ages of 52,

57, 54 and 46, respectively, were not eligible for early retirement under the above parameters. Although Mr. Humenesky has attained the age of 55, he does not have 15 years of service with Pier 1 Imports to be eligible for early retirement.

(4) Under the 2006 Plan the Committee in its discretion may, notwithstanding the grant agreement, upon termination without cause, fully vest any and all Pier 1 Imports' common stock awarded pursuant to a restricted stock award. The amount shown assumes the Committee fully vested any and all restricted stock grants under the 2006 Plan. It is not the normal policy of the Committee to fully vest or accelerate restricted stock awards upon a participant's termination without cause. Value shown is market price on February 28, 2009 of $0.21 per share times the number of shares.

(5) Under the 2006 Plan the Committee may, in its discretion, upon a corporate change (as defined in the plan) fully vest any or all common stock awarded pursuant to a restricted stock award. This amount assumes the Committee fully vested the restricted stock grants under the 2006 Plan. It is not the normal policy of the Committee to fully vest or accelerate restricted stock awards upon a corporate change. Value shown is market price on February 28, 2009 of $0.21 per share times the number of shares.

(6) Under the 2006 Plan, the Committee, in its discretion, may upon death or disability fully vest a restricted stock award. The amount shown assumes the Committee fully vested the restricted stock grants under the 2006 Plan. It is not the normal policy of the Committee to fully vest or accelerate restricted stock awards upon a participant's death or disability. Value shown is market price on February 28, 2009 of $0.21 per share times the number of shares.

(7) Grants of stock options under the Pier 1 Imports, Inc. 1999 Stock Plan ("1999 Plan") and the 2006 Plan each allows upon a termination with the consent of Pier 1 Imports for the optionee to have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination to exercise any shares vested as of the date of termination. No named executive officer has stock options with an intrinsic value.

(8) Under the 1999 Plan and the award agreements pursuant to the 2006 Plan, eligibility for early retirement requires attainment of the age of 55 years, plus 15 years of service with Pier 1 Imports. Eligibility for normal retirement is attained at age 65 regardless of years of service. Under the 1999 Plan and the award agreements pursuant to the 2006 Plan the vesting of all options is accelerated upon retirement. Messrs. Turner, Humenesky and Jacobs and Ms. Leite, given their ages of 52, 57, 54 and 46, respectively, were not eligible for early retirement under the above parameters. Although Mr. Humenesky has attained the age of 55, he does not have 15 years of service with Pier 1 Imports to be eligible for early retirement.

(9) Upon termination of employment with the consent of Pier 1 Imports, optionees have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination to exercise the shares vested as of termination. No named executive officer has stock options with an intrinsic value.

(10) Upon termination for cause, all options terminate at the termination of employment.

(11) Upon a change in control event (as defined in the 1999 Plan), options granted under the 1999 Plan would automatically vest unless Pier 1 Imports' board of directors determines otherwise prior to the change in control event. Under the 2006 Plan, upon a corporate change (as defined in the plan) the vesting of options may be accelerated, the options may be surrendered for a cash payment or adjusted at the discretion of the Committee or the Committee may determine to make no changes to the options. Assuming that upon a change in control or corporate change an acceleration of the vesting of the options granted under the 1999 Plan and 2006 Plan occurs, no named executive officer has stock options with an intrinsic value. The exercise term would be determined by the Committee.

(12) Upon the death or disability of an optionee, the options granted under the 1999 Plan and the 2006 Plan become fully exercisable to the extent of all unexercised shares, and may be exercised by the optionee, or in the case of death by the optionee's estate, until the earlier of (a) the expiration of the option term, or (b) the first anniversary date of such death or disability. No named executive officer has stock options with an intrinsic value.

(13) If Mr. Smith's employment ended as of the end of fiscal 2009 due to a voluntary good reason termination or an involuntary without cause termination, then pursuant to his employment agreement Mr. Smith would be entitled to receive through the term of the agreement his compensation and benefits and all shares of Option 2 would vest. At the end of fiscal 2009, Option 2 had no intrinsic value. In the event of Mr. Smith's disability which results in termination of employment, then pursuant to his employment agreement Mr. Smith would be entitled to receive 13 weeks of compensation and benefits, and any vesting of Option 2 which occurs in the 13-week period. After the 13-week period Mr. Smith would participate in any Pier 1 Imports short-term or long-term disability plans to which he is eligible. Change in control does not constitute a termination event under the agreement, and the death of Mr. Smith ends the employment agreement.

(14) As mentioned under the Outstanding Equity Awards Table above, these performance-based restricted stock awards did not vest and were forfeited as of the filing of the 2009 Form 10-K given Pier 1 Imports' three-year cumulative adjusted consolidated EBITDA being below the threshold amount required for vesting.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding Pier 1 Imports' equity compensation plans as of February 28, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)(1)
Equity compensation plans approved by Shareholders			
Pier 1 Imports, Inc. 1989 Employee Stock Option Plan	368,975	$18.85	—
Pier 1 Imports, Inc. 1999 Stock Plan	7,892,400	$15.36	—
Pier 1 Imports, Inc. 2006 Stock Incentive Plan	2,448,550	$ 7.52	1,505,812
Equity compensation plans not approved by Shareholders(2)	3,000,000	$ 6.69	—
Total:	13,709,925	$12.16	1,505,812

(1) The number of shares remaining available for future issuance represents shares available for grant under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan. On March 2, 2009, 723,750 DSU's were granted under the plan. As of May 4, 2009, the plan had 1,005,714 shares available for issuance after forfeitures and shares withheld for withholding tax obligations.

(2) Equity compensation plans not approved by security holders represent the employment inducement stock option awards granted under Mr. Smith's employment agreement. Refer to note #8 to the Pier 1 Imports, Inc. consolidated financial statements in the 2009 Form 10-K, and the Compensation Discussion and Analysis and the Summary Compensation Table above for additional information regarding the material features of these stock option grants.

OTHER BUSINESS

Pier 1 Imports does not plan to act on any matters at the meeting other than those described in this proxy statement. If any other business should properly come before the meeting, the persons named in the proxy will vote in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

To be included in the proxy statement relating to the 2010 annual meeting of shareholders, shareholder proposals made pursuant to SEC Rule 14a-8 must be received by Pier 1 Imports' corporate secretary no later than 5:00 p.m., local time, January 27, 2010.

In order to bring a matter before the 2010 annual meeting of shareholders that is not contained in the proxy statement, a shareholder must comply with the advance notice provisions of Pier 1 Imports' by-laws. Pier 1 Imports' by-laws require that it receive notice of the matter no earlier than April 2, 2010, and no later than May 2, 2010. You may contact Pier 1 Imports' corporate secretary to find out what specific information regarding the matter must be included with the advance notice.

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preference by completing and returning the enclosed proxy card or by voting by telephone or the Internet.

Michael A. Carter
Senior Vice President and General Counsel,
Secretary

May 27, 2009

Appendix A

PIER 1 IMPORTS, INC.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Pier 1 Imports, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: Article FOURTH of the Corporation's Certificate of Incorporation shall be amended to add the following paragraph at the end of Article FOURTH:

> Upon the effectiveness of the Certificate of Amendment of the Certificate of Incorporation adding this paragraph (the "Effective Time"), each two to twenty shares of the Corporation's Common Stock, par value [$1.00 or $0.001] per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value [$1.00 or $0.001] per share, without any further action by the Corporation or the holder thereof, the exact ratio within the two to twenty range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's exchange agent in lieu of such fractional share interests, upon receipt by the Corporation's exchange agent of any required transmittal letter properly completed and duly executed by the stockholder, and, where shares are held in certificated form, the surrender of the stockholder's Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation's exchange agent of all fractional shares otherwise issuable. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

SECOND: On [ ], [2009 or 2010], the Board of Directors of the Corporation determined that each [ ] shares of the Corporation's Common Stock, par value [$1.00 or $0.001] per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value [$1.00 or $0.001] per share. The Corporation publicly announced this ratio on [ ], [2009 or 2010].

THIRD: This Certificate of Amendment shall become effective on [ ], [2009 or 2010] at [ ] [a.m./p.m.].

FOURTH: This Certificate of Amendment was duly adopted in accordance with § 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the [ ] day of [ ], [2009 or 2010].

Pier 1 Imports, Inc.

By: /s/ MICHAEL A. CARTER

Name: Michael A. Carter

Title: *Senior Vice President and General Counsel, Secretary*

Appendix B

PIER 1 IMPORTS, INC.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Pier 1 Imports, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: Upon the filing and effectiveness pursuant to the General Corporation Law of the State of Delaware (the "DGCL") of this Certificate of Amendment to the Certificate of Incorporation of the Corporation (the "Effective Time"), Article FOURTH of the Corporation's Certificate of Incorporation, relating to the capital structure of the Corporation, is hereby amended to read in its entirety as set forth below:

"FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is five hundred twenty million (520,000,000). The total number of shares of stock which the Corporation shall have authority to issue are divided into two classes, five hundred million (500,000,000) shares of which are designated as Common Stock having a par value of one-tenth of one cent ($0.001) per share (the "Common Stock"), and twenty million (20,000,000) shares of which are designated as Preferred Stock having a par value of one dollar ($1.00) per share (the "Preferred Stock").

Subject to § 213 of General Corporation Law of the State of Delaware, each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held by such holder.

The Preferred Stock may be issued in one or more series. With respect to each series of Preferred Stock, the Board of Directors of the Corporation is expressly authorized to fix by resolution or resolutions (i) the number of shares of Preferred Stock of such series as to which the resolution or resolutions apply, and (ii) the designations and the powers, preferences, and rights, and the qualifications, limitations or restrictions thereof, to the full extent permitted by the General Corporation Law of the State of Delaware in respect of such series of Preferred Stock."

SECOND: No shares of the Corporation's Formula Rate Preferred Stock are outstanding, all outstanding shares having been redeemed in accordance with their terms on or about September 18, 1991. Accordingly, upon the Effective Time, all provisions relating to the Formula Rate Preferred Stock, which were added by a Certificate of Amendment of Certificate of Incorporation filed on October 29, 1987, are hereby deleted from the Certificate of Incorporation. Such deleted provisions read in their entirety as follows:

FIRST: On August 6, 1987, the Board of Directors of the Corporation, acting by unanimous consent in accordance with the General Corporation Law of the State of Delaware and the By-laws of the Corporation, adopted the following resolution setting forth and recommending a proposed amendment to the Certificate of Incorporation of the Corporation, as amended by the Certificate of Designation filed by the Corporation on February 17, 1987 with respect to the Corporation's $.25 Preferred Stock:

RESOLVED, that the Board of Directors hereby adopts and declares advisable the following amendments to the Company's Certificate of Incorporation, as amended by the Certificate of

Designation filed by the Company on February 17, 1987 with respect to the Company's $.25 Preferred Stock (the "Certificate of Designation"):

The designation of the Company's $.25 Preferred Stock is amended so that it shall be "Formula Rate Preferred Stock," and the text of the Certificate of Designation is amended to read in its entirety as follows:

"**RESOLVED:** That pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of the Company, the Board of Directors hereby authorizes the issuance of up to 5,000,000 shares of the Preferred Stock of the Company, and hereby fixes the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares, in addition to those set forth in the Certificate of Incorporation, as follows:

(a) The initial series of Preferred Stock shall be designated Formula Rate Preferred Stock.

(b) The number of shares constituting the Formula Rate Preferred Stock shall be 5,000,000 shares.

(c) The Formula Rate Preferred Stock shall have a Par value of $1.00 Per share.

(d) In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of Formula Rate Preferred Stock shall be entitled to receive, out of the assets of the Company, whether such assets are capital or surplus, an amount equal to $.66⅔ per share of Formula Rate Preferred Stock (the "Liquidation Preference"), before any payment shall be made or any assets distributed to the holders of Common Stock; provided, however, that in the event the Company effects a stock split, either by way of a lawful stock dividend to the holders of, or a reclassification of the shares of, the Formula Rate Preferred Stock, then the amount of the Liquidation Preference per share which the holders of the Formula Rate Preferred Stock shall be entitled to receive shall be adjusted to be equal to the Liquidation Preference then in effect for shares of Formula Rate Preferred Stock multiplied by a fraction the numerator of which is the number of shares of Formula Rate Preferred Stock outstanding immediately prior to the distribution of shares (in the case of a stock split by way of a stock dividend) or the effectiveness of the stock split (in the case of a stock split by way of a reclassification of shares) and the denominator of which is the number of shares of Formula Rate Preferred Stock outstanding immediately after such stock split. If upon such liquidation, dissolution, or winding up of the Company the assets thus distributed among the holders of Formula Rate Preferred Stock shall be insufficient to permit the payment to such stockholders of the full preferential amounts aforesaid, then the entire assets of the Company are to be distributed ratably among the holders of Formula Rate Preferred Stock. After payment or distribution to the holders of Formula Rate Preferred Stock of the full preferential amounts aforesaid, the holders of Common Stock shall be entitled to receive, ratably, all remaining assets of the Company. A consolidation or merger of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, shall not be deemed to be a liquidation, dissolution, or winding up within the meaning of this paragraph.

(e) The holders of the Formula Rate Preferred Stock shall be entitled to receive, subject only to the availability of funds legally available therefor, a cumulative annual cash dividend in the sum of Sixteen and Two-Thirds Cents ($.16⅔) per share, and no more, which shall be payable in one or more installments, when and as may be declared by the Board of Directors from time to time; provided, however, that in the event the Company effects a stock split, either by way of a lawful stock dividend to the holders of, or a reclassification of the shares of, the Formula Rate Preferred Stock, then the amount of dividend per share which the holders of the Formula Rate Preferred Stock shall be entitled to receive shall be adjusted to be equal to the per share dividend then in effect for shares of Formula Rate Preferred Stock multiplied by a fraction the numerator of which is the number of shares of Formula Rate Preferred Stock outstanding immediately prior to the distribution of shares (in the case of a stock split by way of a stock dividend) or the effectiveness of the stock split (in the case of a stock split by way of a reclassification of shares) and the denominator of which is the number of shares of Formula Rate Preferred Stock outstanding immediately after such stock split. The resulting dividend rate shall hereinafter be referred to as the "Formula Rate." Dividends on the Formula Rate Preferred Stock shall begin to accrue at the Formula Rate from and after the date upon which the shares of stock are distributed (in the case of a stock split by way of a stock dividend) or the reclassification becomes effective (in the case of a stock split by way of reclassification of shares). In the event of any such adjustment the Company shall (i) prepare a certificate setting forth the calculation of the Formula Rate which certificate shall be kept by the Secretary of the Company and made available to any holder of Formula Rate Preferred Stock who requests such certificate, and (ii) notify holders of such stock of the adjustment. The Formula Rate shall continue in effect unless and until the Company effects another stock split, in which case the Formula Rate shall be further adjusted pursuant to the procedure set forth above. Except as provided in this subparagraph (e), the holders of Formula Rate Preferred Stock shall not be entitled to receive or participate in any cash dividends which may be declared by the Board of Directors or paid by the Company.

(f) The holders of the Formula Rate Preferred Stock are entitled to vote with the holders of the Common Stock as a single class, as follows:

1. On matters subject to a vote by holders of Common Stock the holders of Formula Rate Preferred Stock shall be entitled to ten (10) votes per share, voting as a single class together with the Common Stock, which is entitled to one vote per share.

2. The affirmative vote of at least two-thirds of the shares of the Formula Rate Preferred Stock, voting as a single class, shall be required (i) to authorize, effect or validate any amendment, alteration or repeal of any of the provisions of the Company's Certificate of Incorporation which would adversely affect the preferences, special rights or powers of the Formula Rate Preferred Stock (provided, however, that an amendment that would authorize or create or increase the authorized number of shares of any stock ranking junior to the Formula Rate Preferred Stock shall not be deemed to adversely affect the preferences, rights or powers of the Formula Rate Preferred Stock); or (ii) to authorize, designate or create, or increase the authorized number of shares of, any capital stock of the Company of any class or series, or any security convertible into such capital stock, ranking prior to the Formula Rate Preferred Stock as to dividends or rights upon liquidation, dissolution or winding up. In addition, the affirmative vote of the holders of at least a majority of the Formula Rate Preferred Stock, voting as a single class, shall be required to authorize, designate or create or increase the authorized number of shares of, any class or series of capital stock of the Company or any security convertible into capital stock of the Company of any class ranking on a parity with the Formula Rate Preferred Stock as to dividends and liquidation rights. No affirmative vote or consent of the holders of the Formula Rate Preferred Stock is required for the creation, designation or classification of, or an increase or decrease in the number of

shares of, Formula Rate Preferred Stock out of presently authorized shares of Preferred Stock.

3. Whenever the cumulative annual dividend on the Formula Rate Preferred Stock shall be in arrears for as much as one calendar year, the number of directors of the Company shall be increased by two, and the holders of the Formula Rate Preferred Stock shall have, in addition to any other voting rights, the exclusive and special right, voting separately as a class, to elect by the affirmative vote of the holders of at least a majority of the Formula Rate Preferred Stock, two persons to fill such newly created directorships. Whenever such right of the holders of the Formula Rate Preferred Stock shall have vested, it may be exercised initially either at a special meeting of such holders called as provided below, or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders. This special voting right shall continue until such time as all dividends accumulated on the Formula Rate Preferred Stock shall have been paid in full, at which time the special right shall terminate, subject to revesting in the event of each and every subsequent default in an annual dividend which continues for as much as one calendar year. For purposes only of this subparagraph (3) of this paragraph (f), each holder of Formula Rate Preferred Stock shall be entitled to cast one vote for each share of Formula Rate Preferred Stock held by such holder. At any time when such special voting power shall have vested in the holders of the shares of Formula Rate Preferred Stock as provided in this subparagraph (3), a proper officer of the Company shall, upon the written request of the holders of record of at least 10% of the number of shares of Formula Rate Preferred Stock at the time outstanding, addressed to the Secretary of the Company, call a special meeting of the holders of shares of Formula Rate Preferred Stock and of any other class of stock having voting power, for the purpose of electing directors. Such meeting shall be held at the earliest practicable date at the principal office of the Company. If such meeting shall not be called by a proper officer of the Company within 20 days after personal service of said written request upon the Secretary of the Company, or within 20 days after mailing the same within the United States of America by registered mail addressed to the Secretary of the Company at its principal office, then the holders of record of at least 10% of the number of shares of Formula Rate Preferred Stock at the time outstanding may designate in writing one of their numbers to call such meeting at the expense of the Company, and such meeting may be called by such person so designated upon the notice required for annual meetings of stockholders and shall be held at said principal office. Any holder of shares of Formula Rate Preferred Stock so designated shall have access to the stock books of the Company for the purpose of causing meetings of stockholders to be called pursuant to these provisions. Notwithstanding the provisions of this subparagraph (3), no such special meeting shall be called during the 90 days immediately preceding the date fixed for the next annual meeting of stockholders. At any meeting held for the purpose of electing directors at which the holders of shares of Formula Rate Preferred Stock shall have the special right, voting separately as a class, to elect directors as provided in this subparagraph (3), the presence, in person or by proxy, of the holders of a majority of the number of shares of Formula Rate Preferred Stock at the time outstanding shall be required to constitute a quorum of such class for the election of any director by the holders of the Formula Rate Preferred Stock as a class, each share of Formula Rate Preferred Stock counting, for purposes only of determining the presence of such a quorum, as one share of Formula Rate Preferred Stock. At any such meeting or adjournment thereof, (i) the absence of a quorum of Formula Rate Preferred Stock shall not prevent the election of the directors other than the two directors to be elected by the holders of shares of Formula Rate Preferred Stock voting as a class and the

absence of a quorum for the election of such other directors shall not prevent the election of the directors to be elected by holders of shares of Formula Rate Preferred Stock voting as a class and (ii) in the absence of either or both such quorums, a majority of the holders present in person or by proxy of the stock or stocks which lack a quorum shall have power to adjourn the meeting for the election of directors which they are entitled to elect from time to time, without notice other than announcement at the meeting, until a quorum shall be present. During any period the holders of shares of Formula Rate Preferred Stock have the right to vote as a class for the directors as provided in this subparagraph (3), the directors so elected by the holders of the Formula Rate Preferred Stock shall continue in office until termination of the right of the holders of the Formula Rate Preferred Stock to vote as a class for two directors, and any vacancies in the Board of Directors shall be filled only by vote of a majority (which majority may consist of only a single director) of the remaining directors theretofore elected by the class or classes of stock which elected the director whose office shall have become vacant.

(g) The Company shall have the right, but not the obligation, to redeem on or at any time after February 1, 1990 (the date on which the Company gives notice for such redemption is called the "Redemption Date") all, but not less than all, of the shares of the Formula Rate Preferred Stock which are issued and outstanding as of the Redemption Date, upon the payment of the sum of $1.66⅔ in cash for each outstanding share of the Formula Rate Preferred Stock (the "Redemption Price"); provided, however, that in the event the Company effects a stock split, either by way of lawful stock dividend to the holders of, or a reclassification of the shares of, the Formula Rate Preferred Stock, then the Redemption Price shall be adjusted to an amount per share equal to ten (10) times the Formula Rate, as determined pursuant to the procedure set forth in paragraph (e) of this Certificate of Designation, such adjusted Redemption Price to take effect from and after the date upon which such Formula Rate shall take effect. In the event of any such adjustment the Company shall (i) prepare a certificate setting forth the calculation of the adjusted Redemption Price, which certificate shall be kept by the Secretary of the Company and made available to any holder of Formula Rate Preferred Stock who requests such certificate, and which may be set forth in the same certificate as required by paragraph (e) of this Certificate of Designation, and (ii) notify holders of such stock of the adjustment. Payment of the Redemption Price shall be made within 30 days following the Redemption Date to the holders of record as of the Redemption Date.

(h) On the Redemption Date the Company shall, and before such Redemption Date the Company may, deposit for the pro rata benefit of the holders of the shares of the Formula Rate Preferred Stock so called for redemption the funds necessary for such redemption with a bank or trust company in the Borough of Manhattan, The City of New York having a capital and surplus of at least $50,000,000. Any monies so deposited by the Company and unclaimed at the end of five years from the Redemption Date shall revert to the general funds of the Company. After such reversion, any such bank or trust company shall, upon demand, pay over to the Company such unclaimed amounts and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof to such holder and such holder shall look only to the Company for the payment of the Redemption Price. Any interest accrued on funds so deposited pursuant to this paragraph (h) shall be paid from time to time to the Company for its own account.

(i) Upon the deposit of funds pursuant to paragraph (h) in respect of shares of the Formula Rate Preferred Stock called for redemption, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the rights to receive any dividends thereon shall cease to accrue from and after the Redemption Date and all rights of the holders of the shares of the Formula Rate Preferred Stock called for redemption shall cease and terminate, excepting only the right to receive the Redemption Price therefor.

(j) In order to conform the dividend rights of the holders of the shares of $.25 Preferred Stock, as amended by the foregoing paragraphs of this Certificate, to the intention of the Board of Directors in declaring a stock split by way of a stock dividend to holders of the Common and Preferred Stock of the Company payable on July 2, 1987 to holders of record as of June 24, 1987, dividends, if any, which may have accrued (but which have not been declared) on shares of $.25 Preferred Stock at any rate in excess of $.16⅔ per share per annum between July 2, 1987, and the date the amendments to the Certificate effected by these resolutions become effective shall be, and they hereby are, cancelled."

FURTHER RESOLVED, that, pursuant to Section 242 of the Delaware General Corporation Law, the proper officers of the Corporation are hereby authorized and directed to cause the amendment to the Certificate of Incorporation of the Corporation, as amended by the Certificate of Designation, proposed to be adopted by the preceding resolution (the "Proposed Amendment") to be submitted to the stockholders of the Corporation at the next Annual Meeting of the stockholders of the Corporation for the purpose of voting to approve or disapprove the Proposed Amendment; provided, however, that the Proposed Amendment need not be submitted to such a vote if, prior to said Annual Meeting, the Proposed Amendment shall have been adopted by the written consent of the stockholders of the Corporation pursuant to Section 228 of the Delaware General Corporation Law.

FURTHER RESOLVED, that, if the Proposed Amendment shall be approved and adopted by the stockholders of the Corporation in accordance with the immediately preceding resolution, the proper officers of the Corporation be, and they hereby are, authorized and directed to make and execute a Certificate of Amendment to the Certificate of Incorporation of the Corporation, setting forth the resolution to so amend the Certificate of Incorporation and certifying that said resolution has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, and to cause the same to be filed with the Secretary of State of the State of Delaware and a certified copy recorded in the Office of the Recorder of Deeds of New Castle County, and to do all acts and things whatsoever, whether within or without the State of Delaware, which may be necessary or proper to effect said amendment.

THIRD: This Certificate of Amendment shall become effective on [ ], 2009 at [ ] [a.m./p.m.].

FOURTH: This Certificate of Amendment was duly adopted in accordance with § 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the [ ] day of [ ], 2009.

Pier 1 Imports, Inc.

By: /s/ MICHAEL A. CARTER

Name: Michael A. Carter
Title: *Senior Vice President and General Counsel, Secretary*

Driving Directions
for the
Pier 1 Imports, Inc.
Annual Meeting of Shareholders
at
Pier 1 Imports, Inc.'s Corporate Headquarters
at
10:00 a.m., local time
on
July 1, 2009

Reminder: You must present your admission ticket at the admissions table in order to attend the Pier 1 Imports, Inc. Annual Meeting of Shareholders. Doors will open at 9:00 a.m., local time.

Below are directions to Pier 1 Imports' corporate headquarters located at 100 Pier 1 Place / 100 Energy Way from various locations in the surrounding area.

From DFW Airport:

- Take the south exit from the airport.
- After passing through the tollgate, take Hwy. 183 west to Fort Worth. (Follow signs to Fort Worth.)
- Hwy. 183 will merge with Hwy. 121.
- Stay on Hwy. 121 to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From Downtown Dallas:

- Take I-30 west from I-35E intersection.
- After approximately 30 miles, take the Summit Ave. exit.
- Turn RIGHT on Summit Ave. Continue for approximately ½ mile.
- Turn LEFT on 5th Street.
- Turn RIGHT into Pier 1 Imports. Follow directions for parking.

From North Dallas:

- Take I-635 (LBJ Freeway) west to Hwy. 121.
- Go south on Hwy. 121.
- Follow signs to downtown Fort Worth.
- Take the Belknap exit.
- Belknap will split into Summit Ave. (left) and Forest Park Blvd. (right). Merge LEFT onto Summit Ave.
- Go through the light and take an immediate RIGHT into Pier 1 Imports. Follow directions for parking.

From West Fort Worth:

- Take I-30 East.
- Take the Forest Park Blvd. exit and turn LEFT at the light.
- Forest Park Blvd. turns into N. Forest Park Blvd.
- Turn RIGHT on W. 5th Street.
- Continue on W. 5th Street for approx ⅕ mile. Turn LEFT into Pier 1 Imports. Follow directions for parking.

Parking will be available on a first-come, first-served basis.

If you have any further questions about attending the meeting, please call our Investor Relations Department at (817) 252-7835 or toll-free at (888) 807-4371.

Pier 1 Imports, Inc.
SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

100 Pier 1 Place
Fort Worth, Texas 76102
817-252-8000
www.pier1.com

COMMON STOCK

Approximately 10,000 shareholders of record
Traded on the New York Stock Exchange (the "NYSE")
Symbol: PIR

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Fort Worth, Texas

TRANSFER AGENT

Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, New Jersey 07310-1900
Shareholder Line Toll-Free 1-888-884-8086
http://www.bnymellon.com/shareowner/isd

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. Central Daylight Time, Wednesday, July 1, 2009, on the Mezzanine Level, Conference Center Room C, of Pier 1 Imports, Inc. Headquarters, Fort Worth, Texas.

FORM 10-K REPORT AND INVESTOR RELATIONS

The Company has included as an Exhibit to its Form 10-K report filed with the Securities and Exchange Commission certificates of the Company's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure. The Company's Chief Executive Officer also has submitted to the NYSE a certificate certifying that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

Additional copies of the Pier 1 Imports, Inc. Form 10-K report filed with the Securities and Exchange Commission are available free of charge on the Investor Relations section of the Company's web site at www.pier1.com or by writing the Investor Relations Department at:

Pier 1 Imports, Inc.
Attn: Investor Relations
100 Pier 1 Place
Fort Worth, Texas 76102

or by calling 1-817-252-7835
Toll-Free 1-888-80-PIER1 (1-888-807-4371)

Investor inquiries also may be directed to that department.

Pier 1 Imports, Inc.
DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Chairman of the Board
Tom M. Thomas
Partner, Thomas & Blackwood LLP

President and Chief Executive Officer
Alexander W. Smith

John H. Burgoyne
Founder
Burgoyne and Associates

Dr. Michael R. Ferrari
President
Ferrari and Associates LLC

Robert B. Holland, III
Former United States Executive Director
World Bank

Karen W. Katz
Executive Vice President
Office of the Chairman
The Neiman Marcus Group
President and Chief Executive Officer
Neiman Marcus Stores

Terry E. London
President
London Broadcasting Company, Inc.

Cece Smith
Former Managing General Partner
Co-Founder Phillips-Smith-Machens
Venture Partners

EXECUTIVE OFFICERS

Alexander W. Smith
President and
Chief Executive Officer

Charles H. Turner
Executive Vice President
Chief Financial Officer

Gregory S. Humenesky
Executive Vice President
Human Resources

Sharon M. Leite
Executive Vice President
Stores

Michael A. Carter
Senior Vice President and
General Counsel, Secretary

Pier 1 imports®